
06015477

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pembina Pipeline Income Fund

*CURRENT ADDRESS


PROCESSED
JUL 2 6 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34997 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 7/26/06

Pembina Pipeline Income Fund

2005 Annual Report

leverage

momentum

transition



PEMBINA PIPELINE INCOME FUND

Pembina Pipeline Income Fund, an unincorporated open-end trust, pays monthly cash distributions to Unitholders. Pembina's publicly-traded securities trade on the Toronto Stock Exchange under the symbols: PIF.UN – Trust Units; PIF.DB, PIF.DB.A and PIF.DB.B – convertible debentures. Pembina's corporate head office is located in Calgary, Alberta.

CORPORATE PROFILE

Pembina Pipeline Income Fund, following eight years of expansion, diversification and development, is among the predominant issuers within the Canadian energy infrastructure income trust sector. With an enterprise value of $2.5 billion and almost 114 million Trust Units outstanding, Pembina offers a stable, liquid trust sector investment.

Pembina's solid foundation of premium assets generates the consistent and sustainable monthly cash distributions to Unitholders that has become the hallmark of the Fund. A leader in Canada's liquids feeder pipeline industry with a growing presence in the oil sands and midstream sectors, Pembina's dependable network of 8,350 kilometers of pipeline and related assets provide an integral service to the western Canadian energy industry.

OUR INTEGRATED BUSINESS MODEL


Oil Sands Infrastructure
• long-term contracts
• long-life reserves
• stable returns that are independent of throughput and capacity utilization
Conventional Pipelines
• contract and market-based revenue
• ideally positioned to exploit existing capacity and attract new business
• accretive development potential
Midstream Business
• generate incremental value from existing assets
• expand service offering
• extend life of conventional assets
• knowledge-based enterprise offers significant growth potential

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, such as loss of market, regulatory matters, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

PEMBINA'S PIPELINE SYSTEMS


Conventional Pipelines
Oil Sands Pipelines
Pipelines by Others
ATHABASCA OIL SANDS
FORT McMURRAY
TAYLOR
PRINCE GEORGE
Fort Saskatchewan Ethylene Storage
EDMONTON
KAMLOOPS
CALGARY
VANCOUVER

CREDIT AGENCY RATINGS

Pembina Pipeline Income Fund:	
DBRS stability rating	STA-2 (low)
Pembina Pipeline Corporation:	
DBRS senior secured debt rating	'BBB high'
DBRS senior unsecured debt rating	'BBB'
S&P's credit profile rating	'BBB'
S&P's senior secured debt rating	'BBB plus'
S&P's senior unsecured debt rating	'BBB'

Pembina has positioned its conventional pipeline business to prosper in a fast-paced energy environment in western Canada. Our oil sands infrastructure provides a gateway to rapid development of the vast oil sands resource located in northeastern Alberta.

TABLE OF CONTENTS

competitively positioned

AT A GLANCE

Pembina Pipeline

Our Business Segments


CONVENTIONAL PIPELINES

ALBERTA

Pembina's seven operated and two non-operated crude oil and natural gas liquids (NGLs) pipelines located in Alberta transported an average of 411,600 barrels per day in 2005. Pembina completed a record number of new connections and upgrades on the Alberta pipelines in 2005, generating the first year over year throughput increase in several years.

BRITISH COLUMBIA (BC)

The BC pipelines consist of the gathering system upstream of Taylor, BC, Pembina's BC transportation hub, and the Western system. The gathering pipelines collectively transported an average of 32,000 barrels per day in 2005, essentially all of the oil and condensate produced in BC.

Pembina's Alberta and BC pipelines transport approximately one half of the light conventional crude oil and a growing proportion of the condensate and NGLs produced in western Canada.


OIL SANDS INFRASTRUCTURE

ALBERTA OIL SANDS PIPELINE (AOSPL)

Pembina's AOSPL system provides *dedicated transportation service to the Syncrude project, with a* contracted capacity of 389,000 barrels per day. The long-term, contract based returns are independent of actual pipeline throughput and capacity utilization.

HORIZON PIPELINE

In 2005, Pembina announced an agreement for the development of the Horizon Pipeline, to provide exclusive transportation service to Canadian Natural Resources Limited's Horizon Oil Sands Project. Execution of definitive agreements, including a twenty-five year extendable Transportation Agreement, is expected by the end of the first quarter of 2006. The estimated $300 million pipeline could be available for service by mid-2008.

CHEECHAM LATERAL

Pembina announced an agreement for the construction of the Cheecham Lateral in 2005, a 56-kilometer pipeline designed to transport product from an outlet point on Pembina's AOSPL system to a new terminalling facility located near Cheecham, Alberta. The $42 million fully-contracted pipeline will provide 136,000 barrels per day of synthetic crude oil carrying capacity, and is expected to be in-service by December 2006.

On completion of the Horizon Pipeline, Pembina will have capacity to transport 640,000 barrels per day of synthetic crude oil produced from oil sands.


MIDSTREAM BUSINESS

ETHYLENE STORAGE

The Fort Saskatchewan Ethylene Storage Facility is the sole large-scale underground ethylene storage facility in Alberta. Pembina's 50 percent non-operated interest in this asset provides contracted, long-term returns and diversifies Pembina's business into the petrochemical sector without corresponding commodity price exposure.

TERMINALLING, STORAGE AND HUB SERVICES

Pembina commenced operations under its newly created terminalling, storage and hub services division in 2005, initiating new services on two of its pipeline systems during the year. Expansion of division operations over targeted segments of Pembina's conventional pipeline assets will continue in 2006.

Our Business Strategy

CONVENTIONAL PIPELINES

Pembina manages its conventional pipeline business to maintain operating margins and attract new business. Market-based tolling arrangements provide the flexibility to respond quickly to changing operating and economic conditions to ensure these objectives are met.

OIL SANDS INFRASTRUCTURE

Pembina's growing investment in oil sands infrastructure will generate a solid foundation of very long-term, fully-contracted returns that will support the sustainability of the Fund well into the future. Pembina views continuing participation in the development of western Canada's vast oil sands resources as a key objective.

MIDSTREAM BUSINESS

Pembina will maximize the value imbedded in its existing investment in conventional transportation infrastructure by expanding its midstream operations over segments of this asset base. The integration of Pembina's business activities over a broader range of the energy value chain supports this objective.

Our Business Results


2005 REVENUE
204.3
55.5
30.7
290.5 Total


2005 NET OPERATING INCOME
187.8 Total


2005 TOTAL ASSETS
955.3
326.3
246.5
1,528.1 Total

premium assets

Pembina has emerged as a leading integrated transportation and midstream service provider in western Canada. Looking ahead, *the initiatives launched in 2005* will fuel the ongoing expansion of all of our business units.



wealth of knowledge

2005 HIGHLIGHTS

	2005	2004
Revenues *(millions)*	**$ 290.5**	$ 279.1
Distributed cash[(1)] *(millions)*	**$ 113.5**	$ 106.2
Distributed cash per Trust Unit[(1)]	**$ 1.05**	$ 1.05
Trust Units outstanding *(weighted average in millions)*	**108.1**	101.1
Average daily trading volume *(units per day)*	**227,000**	196,000
Total enterprise value[(1)] *(at December 31, millions)*	**$ 2,499.8**	$ 2,134.8
Total debt to total enterprise value	**27.3%**	34.2%
Throughput volumes *(thousands of barrels per day)*[(2)]		
Alberta	**411.6**	409.5
BC	**23.8**	25.5
Total Conventional pipelines	**435.4**	435.0
Oil Sands	**389.0**	303.7
Total	**824.4**	738.7

(1) *Refer to "Non-GAAP Measures" on page 30.*

(2) *Actual throughput reported for conventional pipelines, and contracted capacity for oil sands.*

proven results

COMPARATIVE TOTAL RETURNS *(Index Value)*


PIF.UN
Income Trust Index
S&P/TSX Composite Index
250
200
150
100
50
0
1998
1999
2000
2001
2002
2003
2004
2005

Data provided by BMO Nesbitt Burns Income Trust Research, indexed to 100 at October, 1997.

HISTORIC DISTRIBUTIONS


Monthly Distributions[1] ($ per Unit)
Cumulative Distributions ($ per Unit)
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Q1
1997
Q1 Q2 Q3 Q4
1998
Q1 Q2 Q3 Q4
1999
Q1 Q2 Q3 Q4
2000
Q1 Q2 Q3 Q4
2001
Q1 Q2 Q3 Q4
2002
Q1 Q2 Q3 Q4
2003
Q1 Q2 Q3 Q4
2004
Q1 Q2 Q3 Q4
2005

[1] *Cash distributions paid monthly from May 1998.*



From left to right:
Lorne B. Gordon
Chairman
Robert B. Michaleski
President and
Chief Executive Officer

Pembina has built its reputation on results driven by the solid operating and financial performance of its underlying base of premium energy infrastructure assets.

Letter to Fellow Unitholders

2005 was a year of record achievement for Pembina – a year in which we successfully capitalized on the growth and development potential across our growing base of energy infrastructure assets. Beyond setting financial and expansion records during the year, 2005 marked a year of transition.

Following eight years of growth and diversification, over which time the enterprise value of the Fund increased fourfold from just over $600 million at the initial public offering in late 1997 to $2.5 billion today, Pembina has emerged as a leading integrated transportation and midstream service provider in western Canada. Looking ahead, initiatives launched in 2005 will fuel the ongoing expansion of our conventional and increasingly important oil sands transportation businesses and will provide the springboard for the future development of our nascent midstream business, as we continue to unlock the potential embedded in our substantial investment in energy infrastructure.

2005 HIGHLIGHTS

Pembina has delivered eight consecutive years of stable and growing cash distributions to Unitholders of Pembina Pipeline Income Fund. In 2005, distributed cash totaled $113 million, or $1.05 per Trust Unit and, on a cumulative basis since inception in 1997, the Fund has distributed a total of $688 million or $8.25 per Trust Unit. In late 2005 Pembina announced a 9 percent increase in its distribution objective, to an annual rate of $1.14 per Trust Unit commencing in January 2006. This increase in the distribution rate is sustainable and is supported by the ongoing profitable expansion of Pembina's underlying business.

Pembina has built its reputation on results driven by the solid operating and financial performance of its underlying base of premium energy infrastructure assets. Key operating and financial measures indicate our continuing success in 2005. During the year, a new high-water mark was established for revenue and operating margins, as Pembina reported $290 million and $188 million respectively for these metrics in 2005. The rapid pace of oil and natural gas industry activity in western Canada over the past several years, together with Pembina's strategic positioning at the heart of much of that activity, has created historic levels of development and expansion opportunities. Pembina invested $79 million in its business during the year and the $450 million of committed capital projects before us, and several others under development, supports our future growth and prosperity.

ENTERPRISE VALUE AND TRUST UNITS OUTSTANDING


Enterprise Value ($ billions)
Trust Units Outstanding (millions of Units)
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
125
100
75
50
25
0
98 99 00 01 02 03 04 05

2005 ACCOMPLISHMENTS: WE DELIVERED ON OUR COMMITMENTS

We delivered on our commitment to expand our oil sands presence. Investment in oil sands related transportation infrastructure is a strategic imperative of the Fund and, in 2005, we were very pleased to have achieved this critical objective, announcing two significant pipeline agreements signed during the year. In August, Pembina entered into an agreement to provide exclusive pipeline transportation service to Canadian Natural Resources Limited's Horizon Oil Sands Project. Pembina will provide 250,000 barrels per day of capacity to be available mid-2008 at a cost of roughly $300 million. Upon completion of the Horizon Pipeline, Pembina will have the capacity to transport 640,000 barrels per day of synthetic crude oil produced from oil sands, and the Horizon Pipeline carries embedded expansion opportunities. Further, a twenty-five year extendable agreement was executed in 2005 with a consortium of oil sands producers for the construction of the Cheecham Lateral, a synthetic crude oil delivery pipeline that will provide 136,000 barrels per day of capacity at a cost of $42 million. These initiatives will, together with our existing substantial investment in this region, elevate Pembina to amongst the largest of the oil sands infrastructure players in western Canada and position Pembina as a viable competitor in the capture of new business in the ongoing development of this expansive resource.

We delivered on our commitment to profitably diversify our business. During 2005, Pembina established a new midstream business segment created to house both our existing ethylene storage interest and a new terminalling, storage and hub services division. Under the new division, Pembina will offer a wider range of services to pipeline customers and augment the revenue generated from our extensive investment in conventional transportation infrastructure. A joint venture agreement with Keyera Energy was announced in mid-2005 that will see additional services offered on the Swan Hills pipeline system. Pembina initiated similar services on the Cremona system late in the year and is evaluating opportunities to expand the scope of this business, which is projected to have considerable returns potential, over other segments of our conventional business.

We delivered on our commitment to maintain our investment discipline. We have established a set of strict criteria by which to evaluate acquisition and capital investment opportunities. Only those investments that have the potential to add value by generating incremental distributable cash, provide strategic competitive advantage or create diversification benefits are considered. This discipline has caused us to stand on the sidelines in today's highly competitive acquisition market, shifting our focus toward the many attractive organic growth opportunities that are available to us in the current environment.



From left to right:

Peter D. Robertson
Vice President, Finance and
Chief Financial Officer

D. James Watkinson, Q.C.
Vice President,
General Counsel and Secretary

Michael H. Dilger
Vice President,
Business Development

S. Bruce Harris
Vice President,
Operations

2005 was a rewarding year, and we expect to carry that success forward into 2006.

LIQUID INVESTMENT



Annual Value Traded ($ millions)
Average Daily Volume (thousands of Units)
$800
$700
$600
$500
$400
$300
$200
$100
$0
230
210
180
150
120
90
60
30
0
98*
99
00
01
02
03
04
05

* PIF.UN commenced trading as a fully paid trust unit on October 23, 1998.

Our adherence to this discipline has yielded ample rewards in terms of unprecedented growth and accretion potential.

We delivered on our commitment to maintain our financial discipline.
Our tremendous growth has been achieved while maintaining a solid, prudently managed balance sheet. Investment grade credit agency ratings support our ability to access the capital required to fund future growth initiatives on favorable terms. As we move through a significant expansion phase in the coming years, Pembina will maintain its balance sheet discipline and ensure sufficient financial capacity is available to capture future opportunities as they arise.

We are encouraged by the unprecedented volume and scope of business development projects we see before us.

We delivered on our commitment to provide stable, growing cash distributions.
After distributing $1.05 per Trust Unit annually since 2001, Pembina announced a 9 percent increase in its distribution objective to an annual rate of $1.14 per Trust Unit. Strong operating results produced by Pembina's conventional assets coupled with growth in its oil sands and midstream business units has generated a significant and sustainable increase in cash flow that will support the new level of cash distribution.

OUTLOOK FOR 2006 AND BEYOND: OUR TARGETS AND HOW WE WILL ACHIEVE THEM

On our conventional pipelines
Pembina's primary objective for its conventional assets is the maintenance of operating margin contribution while pursuing opportunities for throughput and revenue enhancement. During 2005, record levels of industry activity in many of our service areas resulted in throughput levels that, on some of our pipeline systems, more than offset natural declines. Significant industry investment in several of our key transportation service regions bodes well for further gains and, in combination with our established programs of toll management, asset rationalization and cost control, Pembina is confident of meeting its objective for the conventional pipelines in the coming year.

In the oil sands
Pembina has, over the past year, announced important new investment in oil sands infrastructure that will meaningfully expand its operating footprint in this strategic, long-life production region. Our existing AOSPL system, together with the Horizon Pipeline and Cheecham Lateral projects currently underway, uniquely position Pembina to leverage our existing asset base and operating presence in the region to successfully capture future opportunities. Further, the fully-contracted and very long-term returns generated by these assets will provide a secure stream of stable cash flow to the Fund and its owners for many years to come.

In our midstream business unit

During 2005, Pembina expanded the range of its midstream business beyond its non-operated interest in the ethylene storage facility acquired in mid-2003, by creating terminalling, storage and hub services. This new service was initiated on two of Pembina's conventional systems during 2005, with the intent to roll-out these activities over several additional pipeline systems in the coming years. This integration strategy is projected to produce significant benefits to both our pipeline customers and to Unitholders of the Fund, by expanding the range of services offered, extending the economic life of our asset base and by providing substantial revenue enhancement potential.

And beyond

Pembina's extensive network of pipelines opens up unique development opportunities. In 2005, Pembina announced participation in a pipeline project that, if constructed, would transport up to 100,000 barrels per day of imported condensate from the west coast of BC to Pembina's Western system in north central BC. From there the condensate can access Pembina's network of local, regional and interprovincial pipelines to reach a range of markets. Pembina is currently in discussion with potential shippers and, should firm capacity commitments be obtained, the service could be available to customers as early as 2009. Among other uses, this condensate could serve oil sands producers facing a critical shortage of diluent. Should these potential shippers also contract with existing pipelines owned by Pembina downstream of the Western system for delivery to the Edmonton, Alberta area, the capital investment by Pembina could reach $1 billion in aggregate.

IN CLOSING

2005 was a very rewarding year, and we expect to carry that success into 2006 and beyond. In a very positive environment, our business is firing on all cylinders, with committed and potential expansion and development opportunities across our three business segments. Initiatives undertaken in 2005 have the potential to materially impact Pembina's operations and financial results in the years ahead. We are encouraged by the unprecedented volume and scope of business development prospects we see before us and the tremendous growth potential therein and, are confident in our ability to strengthen our predominant position within the Canadian energy infrastructure trust sector.

While this level of expansion and development activities is not without challenges in a competitive labour market, Pembina is confident it has the existing core competencies, people and proven track record to deliver the impressive list of projects. Our staff is experienced, knowledgeable and motivated, and has a solid track record of being able to execute on new projects. We would like to thank all our people for their hard work, creativity and dedication that provided great results in 2005 and the many opportunities for 2006 and beyond.

Pembina's primary objective, attained with exceptional success over the past eight years, is to provide stable distributions to Unitholders that are sustainable over the long term while pursuing opportunities for accretive growth. We will continue to pursue our proven business strategy with the same vigor and discipline that has produced the superior results for which Pembina is reputed. Results that contributed to the 25 percent total return Pembina investors enjoyed in 2005, the highest amongst our peers in the pipeline trust sector. Further, our unwavering focus on sound corporate governance and prudent stewardship instills confidence that the interests of all of Pembina's stakeholders will best be served.

"Lorne B. Gordon"

Lorne B. Gordon
Chairman
Pembina Pipeline Corporation
March 2, 2006

"Robert B. Michaleski"

Robert B. Michaleski
President and Chief Executive Officer
Pembina Pipeline Corporation and
Pembina Management Inc.

Corporate Governance

Pembina strives to achieve best practices in corporate governance. The Board of Directors, management and all employees work to ensure that the interests of Pembina's Unitholders and other stakeholders are represented and protected by high standards of corporate conduct. In 2005, Pembina's Board approved and Pembina's management implemented a Code of Ethics that all employees are required to endorse.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of Pembina Pipeline Corporation, a wholly owned subsidiary of the Fund, is responsible for overseeing the governance of the Fund.

The Board currently consists of six directors, five of whom are independent within the meaning prescribed by Canadian securities laws. The one management director is the President and Chief Executive Officer of Pembina Pipeline Corporation. At the annual meeting of the Fund, all directors are elected by the Unitholders of the Fund. The Chairman of the Board is an independent director. The Board supervises the activities and operations of the Fund through special and regularly scheduled meetings. At each Board meeting, the independent directors have developed a practice of meeting separately from management.

The Board of Directors has the responsibility to oversee the conduct of the business of the Fund and to supervise the activities and operations of management, which is responsible for the day-to-day conduct of the Fund's business. The Board's fundamental objectives are to enhance and preserve the cash to be distributed by the Fund's operating subsidiaries to the Fund, to enhance and preserve long-term value to the Fund, to ensure that the Fund and Pembina meet their obligations to all stakeholders on an ongoing basis and to ensure that Pembina operates in a reliable and safe manner.

In exercising their powers and discharging their duties, the directors must act honestly and in good faith with a view to the best interest of the Fund and exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

During 2005, Pembina's Board approved a Code of Ethics for the Company, establishing high standards governing the activities of Pembina employees, executive and Board members. A copy of the Code of Ethics is available on the Fund's website at **www.pembina.com** or on the Fund's SEDAR profile at **www.sedar.com**.

There are three Board committees, each of which is made up of three independent Board members. These committees are the Audit Committee, the Health, Safety and Environment Committee and the Human Resources and Compensation Committee. Each committee has its own defined mandate and meet periodically during the year to fulfill their duties and responsibilities. At a minimum, the Audit Committee meets at quarterly intervals, both with management and the auditors of the Fund, as well as separately with the auditors.

AUDIT COMMITTEE

The Audit Committee has the authority to investigate any activity of the Fund or its subsidiaries. The Audit Committee may retain persons having special expertise to assist in fulfilling its responsibilities and set and pay the compensation for any advisors employed.

Certain of the major responsibilities of the Audit Committee include:

i) to review any financial forecasts or budgets of the Fund or its subsidiaries as they relate to their operations, which are disclosed in any public document;

ii) to recommend the firm to be appointed as the Fund's external auditors and their remuneration and to meet separately with the external auditors and management to discuss the Fund's financial statements and any issues arising there from;

iii) to review the Fund's interim and annual consolidated financial statements, MD&A and earnings press releases before they are publicly disclosed and ensure they are fairly presented in all material respects in accordance with Canadian generally accepted accounting principles and ensure the selection of accounting policies is appropriate;

iv) to receive and review reports from the corporate Pension Committee of Pembina and to recommend or approve changes as appropriate with respect to risk management of pension assets and liabilities, actuarial valuations as required by statute, the Statement of Investment Policies and Procedures, funding policy and fund performance for the pension plans; and

v) jointly with the Human Resources and Compensation Committee, report on the status of the pension plans to the Board at least annually.

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

The Health, Safety and Environment Committee has the following advisory functions, duties and responsibilities:

i) to ensure Pembina maintains written policies, approved by the Committee, which meet or exceed industry standards, and address risk management, accident reporting, and contingency planning in order to protect the health and safety of both employees and the public, and safeguard the environment;

ii) to ensure Pembina establishes and maintains a health, safety and environment management program in compliance with its health, safety and environment policies, and does so in a manner which meets or exceeds industry standards and applicable health, safety and environmental laws; and

iii) to ensure that Pembina regularly undertakes compliance reviews to monitor its performance and to receive and review such compliance reviews and other reports of the Safety and Environment Committee in order to report to the Board with respect to Pembina's health, safety and environment record.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

The Human Resources and Compensation Committee has the following advisory functions, duties and responsibilities:

i) through discussions with the Chief Executive Officer, to establish a performance management program for the Chief Executive Officer, set specific performance goals and measures each year for the Chief Executive Officer and assess the performance relative to the goals, and assure alignment of these goals with Pembina's business plan and provide compensation criteria for senior management;

ii) to review with the Chief Executive Officer, the officer and management structure and principal programs for leadership development and succession planning of officers other than the Chief Executive Officer, and monitor progress and development of officers and key management in accordance with succession plans;

iii) to receive and review reports from the corporate Pension Committee of Pembina and to recommend or approve changes as appropriate with respect to pension plan design and benefit matters, pension plan administration, plan member communication and education including any applicable compliance or disclosure requirements pertaining to these areas; and

iv) jointly with the Audit Committee, report on the status of the pension plans to the Board at least annually.

The Board has approved a Corporate Governance Manual of the Fund that sets out the duties and expectations of the Board, its committees and the management of the Fund. This Manual is reviewed and updated periodically to ensure ongoing compliance with evolving corporate governance best practises.

Readers are referred to the Information Circular relating to the Fund's 2006 annual general and special meeting where a more detailed overview of these corporate governance practices (including the disclosure required under Canadian securities laws) is contained under the heading "Statement of Corporate Governance Practices".

Board of Directors








Left Column
Lorne B. Gordon
Myron F. Kanik
Robert F. Taylor

Right Column
David A. Bissett
David N. Kitchen
Robert B. Michaleski

Lorne B. Gordon [1][2]

Chairman of the Board since October 1997

Mr. Gordon was President and CEO of Pembina Corporation from 1985 to 1993. Mr. Gordon served as Chairman and Director of the Canadian Energy Research Institute from December 1994 to March 1997. He is past Chairman of the Canadian Petroleum Association, founding member of the Board of Governors of the Canadian Association of Petroleum Producers, and current Director of Mancal Corporation, Mancal Energy and Mancal Coal. Mr. Gordon received his Chartered Accountant designation in 1971.

Myron F. Kanik [2]

Director since October 1997

Mr. Kanik was previously with the Alberta Department of Energy and served in various capacities, including Deputy Minister. Mr. Kanik was President of the Canadian Energy Pipeline Association from 1993 to 1999. Mr. Kanik is currently a Director of TSX-listed AltaGas Income Trust, CS Petroleum Exploration and Nasdaq-listed Canada Southern Petroleum and is actively engaged in the governance of several not-for-profit organizations.

Robert F. Taylor [3]

Director since October 1997

Mr. Taylor was a Director of Shell Canada Limited and President of Shell Canada Products from 1993 to 1996. He became Executive Vice President of Shell Canada Resources in 1991, following three years with Shell International Petroleum Company in London, England. He is currently a Director of McTAY Holdings, a private investment company and Sempa Power Systems. He is actively involved in the governance of the Duke of Edinburgh Commonwealth Study Conferences. Mr. Taylor received his Chartered Accountant designation in 1965.

David A. Bissett [1]

Director since May 2001

Mr. Bissett, a lawyer and CFA charterholder, is the founder of Bissett and Associates Investment Management Ltd., now a division of Franklin Templeton Investments. Mr. Bissett is actively involved in the governance of several private corporations and community groups.

David N. Kitchen [1][2][3]

Director since April 1999, Trustee October 1997-1999

Mr. Kitchen was Senior Vice-President and General Manager, Alberta and Northwest Territories with the Royal Bank of Canada from 1986 to 1996, and Senior Vice President, Global Energy Group of the Royal Bank from 1984 to 1986. Mr. Kitchen has an Honours Degree in Political Science and Economics from the University of Toronto and is a graduate of the Executive Program in Business from Columbia University, New York. Mr. Kitchen is affiliated with several educational and other not-for-profit organizations.

Robert B. Michaleski

President and Chief Executive Officer of Pembina Pipeline Corporation and Director since January 2000

Mr. Michaleski was appointed Controller of Pembina in January 1980 and Vice President Finance in September 1992. In connection with Pembina Pipeline Income Fund's initial public offering in October 1997, he was named Vice President Finance and Chief Financial Officer of Pembina. Mr. Michaleski is currently a director of TSX-listed Real Resources Inc., and two private companies, Coril Holdings Ltd. and Coril Trust Company. Mr. Michaleski holds a Bachelor of Commerce (Honors) degree and received his Chartered Accountant designation in 1978.

(1) *Audit Committee Member*

(2) *Human Resources and Compensation Committee Member*

(3) *Health, Safety and Environment Committee Member*

Business Overview

Pembina has, over the past eight years, created an extensive network of energy infrastructure assets strategically located in the heart of the oil and natural gas production regions located across Alberta and BC. Our conventional pipelines provide dependable, cost effective transportation service to a broad base of customers, moving an average of 435,400 barrels per day of light crude oil, condensate and natural gas liquids. Our current oil sands infrastructure, with capacity to deliver 389,000 barrels per day of synthetic crude oil, provides dedicated service to the largest oil sands mining operation in the world.

Pembina has worked to strike an optimal balance between fully-contracted and flexible, toll-based revenue. Thirty-four percent of our revenue was generated under long-term contracted capacity agreements in 2005. Pembina has created a secure foundation supporting the future stability and sustainability of our distributions, while preserving upside potential.

Pembina has created a secure foundation supporting the future stability and sustainability of our distributions.

Pembina continues to invest in our assets to promote the continuous safe, dependable and profitable operation of the pipeline systems. During 2005, Pembina made considerable investments toward this objective, utilizing the latest advancements in technology and communications to maintain and enhance our high operating standards.

Included in these investments is Pembina's multi-year "crack-tool" program, which continued during 2005. Under the initial phase of this program, eight pipelines will be tested internally over a four-year period utilizing new crack detection technology. This state-of-the-art technology detects cracks in operating pipelines, replacing previously employed destructive and disruptive testing techniques and enabling proactive repairs and thereby avoiding potentially costly pipeline breaks. By the end of 2005, three of these inspections had been completed, with another three planned for 2006. The initial phase of this program will be completed in 2007 at a cost of roughly $16 million.

Detailed analysis of the data provided by the first phase of this program is being used to develop maintenance programs which ensure susceptible features are mitigated. This data also aids in determining the need and frequency for future inspections of the pipelines.

2005 HIGHLIGHTS

	Conventional Pipelines Alberta		Conventional Pipelines BC [1]		Oil Sands Infrastructure [3]		Midstream Business [3]		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Average throughput *(mbbls/day)*	**411.6**	409.5	**23.8**	25.5	**389.0**	303.7			**824.4**	738.7
Revenues *($ millions)*	**$ 179.0**	$ 173.4	**$ 25.3**	$ 28.3	**$ 55.5**	$ 54.1	**$ 30.7**	$ 23.3	**$ 290.5**	$ 279.1
Operating expense *($ millions)*	**65.4**	65.7	**15.0**	17.6	**18.5**	18.2	**3.8**	3.5	**102.7**	105.0
Net operating income [4] *($ millions)*	**$ 113.6**	$ 107.7	**$ 10.3**	$ 10.7	**$ 37.0**	$ 35.9	**$ 26.9**	$ 19.8	**$ 187.8**	$ 174.1
Average toll [2] *($/bbl)*	**$ 1.20**	$ 1.17	**$ 1.24**	$ 1.29	**$ 0.69**	$ 0.61			**$ 1.04**	$ 0.99

(1) *Volume includes BC production transported on the Western system only. Revenue and operating expense includes Western system and BC gathering system results.*

(2) *Midstream revenue is excluded in total average toll calculation, Oil Sands average toll based on actual throughput.*

(3) *Revenue is contract-based and independent of utilization rates, therefore volumes reported are contracted capacity.*

(4) *Refer to "Non-GAAP Measures" on page 30.*

energy infrastructure



Pembina's diversified portfolio of energy infrastructure assets are strategically located across Alberta and British Columbia.





Another multi-year program initiated in 2002, designed to upgrade and standardize the Supervisory Control and Data Acquisition (SCADA) on the pipelines, progressed well during 2005. The SCADA system is used for data collection and controlling the flow of product through the pipelines. By the end of 2005, the SCADA systems upgrades were complete on the majority of the pipelines, with one additional pipeline upgrade nearing completion, leaving only two remaining. In 2005, Pembina also embarked on a project to upgrade the leak detection system that works in concert with the SCADA system. Early detection of leaks is critical in containment and minimizing damages. Development of this new system will begin in 2006.

For the first time in several years, Pembina's conventional pipelines saw a year over year increase in throughputs.

CONVENTIONAL PIPELINES

Oil and natural gas exploration and development activity in western Canada continued at a rapid pace throughout 2005, fueled by high commodity prices. Western Canada's oil and gas industry continued its aggressive drilling activity and in 2005 set yet another record in the number of oil and gas wells drilled, totaling almost 25,000. Expectations for 2006 are that this record setting pace of activity will again be surpassed. Pembina continued to benefit from this elevated activity, as new discoveries and development activity in the conventional pipeline service areas helped to offset natural declines on connected reserves and was significant enough to generate year over year throughput growth on some systems.

Alberta

Pembina's Alberta pipelines, comprised of seven operated and two non-operated crude oil and natural gas liquids pipelines, collectively transported an average of 411,600 barrels per day during 2005, a slight increase over the previous year. These pipelines contributed 62 percent of aggregate revenue in 2005. The year over year volume increase on these mature pipelines was attributable to volume growth produced by record levels of exploration and development activity in the oil and gas industry.

Work was initiated on four upgrading projects and five new connections to our Alberta pipelines in 2005. All four upgrading projects and three of the new connections came on stream in 2005 and the other two new connections will start production in early 2006.

During 2005, Pembina announced an agreement for the transportation of crude oil delivered from Plains Marketing Canada LP's Calven pipeline system, located in northeastern Alberta, whereby the Calven pipeline will be reversed to make deliveries into Pembina's Peace system. The five-year extendable agreement will provide an incremental 18,000 to 20,000 barrels per day of throughput upon start-up in March 2006, with an additional 3,500 barrels per day coming on stream at mid-year 2006. The agreement offers a fixed toll arrangement, with periodic adjustment for operating expense escalation. The metering and related equipment required to facilitate the transportation of these additional volumes cost approximately $1.0 million.

Three new battery connections in the Nisku zone on the Pembina system were completed during 2005 at a combined cost of approximately $3 million. Together, these new facilities will have the capacity to deliver an incremental 36,000 barrels per day and Pembina expects that producers will ramp-up production over 2006 and into the future as ongoing producer development programs bring on new production. Renewed industry development of the Nisku zone in south-central Alberta has resulted in a material increase in projected receipts on the Pembina system.


PEMBINA'S PIPELINE SYSTEMS
ATHABASCA OIL SANDS
TAYLOR
FORT McMURRAY
PRINCE GEORGE
Fort Saskatchewan
Ethylene Storage
EDMONTON
CALGARY
KAMLOOPS
VANCOUVER
Conventional
Oil Sands
Others

Pembina completed the construction of a new natural gas liquids pipeline interconnection between the Peace and Northern pipelines in 2005. This $21 million pipeline segment enables the movement of 25,000 barrels per day of product off of the Peace system onto the Northern system. This will provide capacity for incremental receipts onto the Peace system of up to 25,000 barrels per day, available to transport projected increasing production of NGLs in northwestern Alberta.

During 2005, Pembina began planning and developing new facilities designed to segregate high sulphur content crude oil from light sweet crude oil on the Pembina system. Necessitated by ever increasing sulphur levels on the Pembina system volumes, this project will allow Pembina to maintain a high quality crude oil stream as well as offer system shippers a wider array of services. The facilities are expected to be complete and in service in late 2006. Pembina will recover the capital expended on this project, estimated at approximately $30 million, through an incremental toll on crude oil receipts on the Pembina system.

Pembina is optimistic that we will see continuing volume growth in 2006 on our major conventional pipelines.

As high commodity prices and record-breaking levels of industry activity continue, Pembina is optimistic that we will see volume growth in 2006 on our major conventional pipelines, namely the Peace, Swan Hills and Pembina pipelines.

British Columbia ("BC")
Pembina's BC pipelines consist of the BC gathering system located upstream of the Taylor transportation hub and the Western system which delivers product to the Prince George refinery and to Kamloops for transmission to the west coast. Collectively, these systems serve the oil and natural gas producing region located in the northeastern quadrant of British Columbia and transport virtually all of the crude oil and condensate produced in the province.

The BC gathering pipelines transported an average of 32,000 barrels per day during 2005, 23,820 barrels per day of which was routed on the Western system, with the remainder transported east on Pembina's Alberta systems. The BC pipelines contributed 9 percent of Pembina's aggregate revenue in 2005. Revenue generated by the provincially regulated BC gathering pipelines represents 58 percent of revenue generated by the BC pipelines. Western system tolls are governed by shipper agreements and contributed 42 percent of BC revenue in 2005.

Pembina invested over $10 million in the BC pipelines during 2005, funding two major, and a number of smaller, projects on the gathering and Western systems. Approximately $3.5 million was allocated to the third and final phase of a major upgrade to the Taylor terminal, the hub of the Pembina pipeline systems in BC. This upgrade will provide for a safer and more efficient operation of this terminal. The inspection of the northern portion of the Western system with a crack detection tool was completed in



2005. The crack detection tool inspection program augments Pembina's extensive and rigorous integrity management practices. A new 600 barrel per day connection into the Boundary Lake gathering pipeline was constructed in 2005.



ALBERTA OIL SANDS PIPELINE
CNRL Horizon
ATHABASCA OIL SANDS
Northern Extension
Syncrude
AOSPL Terminal
Athabasca River
FORT McMURRAY
Algar Station
Cheecham Terminal
Cheecham Lateral
Oil Sands Pipeline
Redwater Pipeline
Proposed Tie-Ins
EDMONTON

OIL SANDS

Alberta Oil Sands Pipeline ("AOSPL")
Pembina's AOSPL system provides synthetic crude oil transportation service to Syncrude Canada Ltd., the world's largest crude oil producer from oil sands. AOSPL operates under the terms of a long-term contract that provides for the flow through of Pembina's operating costs to Syncrude, and is structured to avoid any commodity price or pipeline utilization risk. AOSPL revenue is determined by returns on invested capital related to the contracted capacity of the pipeline and is not impacted by throughput levels.

A major capacity expansion, completed in 2004, increased the contracted capacity from 275,000 barrels per day to 389,000 barrels per day. Average throughput on the AOSPL pipeline system in 2005 was 218,700 barrels per day of synthetic crude, down from 243,600 barrels per day in 2004. AOSPL contributed 19 percent of Pembina's total revenue in 2005.

Horizon Pipeline
During 2005, Pembina reached an agreement with Canadian Natural Resources Limited (Canadian Natural) to provide dedicated pipeline transportation service from Canadian Natural's Horizon Oil Sands Project, located 70 kilometers north of Fort McMurray, to Edmonton, Alberta. Pembina will complete the looping of the AOSPL system, resulting in two separate and operationally distinct pipelines, and will construct 73 kilometers of new pipeline. Together, the former 22-inch AOSPL line and the new extension are referred to as the Horizon Pipeline.

The estimated $300 million Horizon Pipeline is expected to be in-service by mid-2008, and will provide 250,000 barrels per day of transportation capacity. This pipeline will be operated under the terms of a 25-year extendable agreement, with a fixed return on invested capital with full recovery of operating costs. Pembina will have the exclusive right to construct any further expansions for Canadian Natural. On completion of this project, Pembina will have contracted capacity to transport a total of 640,000 barrels per day of synthetic crude oil produced from oil sands.

By leveraging the competitive advantage embedded in its existing investment in oil sands infrastructure, Pembina has successfully captured this attractive new business, which is expected to provide very long-term, stable returns to Unitholders together with significant cash flow accretion.

Cheecham Lateral
Pembina executed agreements with a consortium of oil sands producers for the construction and operation of a 56-kilometer pipeline from Pembina's AOSPL system to a new terminalling facility located near Cheecham, Alberta. The Cheecham Lateral will have the capacity to transport 136,000 barrels per day of synthetic crude oil. A 25-year extendable transportation agreement with the shippers will provide Pembina a fixed rate of return on invested capital and flow through of operating expense. This $42 million project will be completed by December 2006.

Condensate Delivery Project
Pembina is engaged in the development of a proposed import condensate pipeline which, should it proceed, would be available for service by January 2009. The proposed service would enable transportation of 100,000 barrels per day of condensate from Kitimat, BC to Prince George, BC where the product would then access Pembina's network of pipelines. Pembina believes this project represents an attractive transportation solution for shippers and views this as another attractive opportunity to utilize its existing investment in energy infrastructure to enhance Unitholder value.

MIDSTREAM BUSINESS UNIT

Pembina first entered into midstream businesses in 2003 with the purchase of a 50 percent non-operated interest in the Fort Saskatchewan Ethylene Storage Facility. This is the sole large-scale underground ethylene storage facility in Alberta. This asset generates fixed contract returns over the term of the agreement, which extends through June 2023. Along with stable, long-term cash flow, this asset provides diversification of Pembina's business into the petrochemical sector without corresponding commodity price exposure.

During 2005, Pembina announced the first initiative undertaken by the new terminalling, storage and hub services division: a Joint Venture Agreement with Keyera Energy. This new business venture, related to operations on the Swan Hills system, represents an important first step by Pembina to expand the scope of midstream services offered to customers.

Pembina also commenced similar operations on its Cremona system in 2005, to provide enhanced services to customers on this pipeline beginning in 2006. These new ventures will extend the economic life of the related infrastructure, with no impact to existing service. Pembina is actively evaluating opportunities to develop similar new business on several other pipeline systems and expects to grow this business unit over time as Pembina's resources and expertise are developed.

Revenues of the midstream business unit also include other fee-based revenues generated by the use of its facilities. Together, these activities contributed $30.7 million, or 11 percent, of Pembina's revenue in 2005.



leveraging our investments

By successfully leveraging our existing asset base and competitive advantage, Pembina captures new business, creates incremental cash flow and extends the life its energy infrastructure.



Continued Momentum

In 2005, Pembina accelerated the pace of its business development activities, producing record new developments on the conventional pipelines, two significant new developments in our oil sands infrastructure, and the launch of the new terminalling, storage and hub services division within the midstream business unit.

diversifying our base

OIL SANDS COMMITED CAPACITY* *(mbbls/day)*



Existing Capacity
Commited Future Capacity**
Prospective Capacity***
800
600
400
200
0
0
01
02
03
04
05
06
07
08
09
10

MAJOR INVESTMENTS IN OUR INFRASTRUCTURE* *($ billions)*



Incurred To Date
Currently Committed**
Prospective Project***
$2.0
$1.5
$1.0
$0.5
0
01
02
03
04
05
06*
07*
08*

* *As at each year end.*

** *These dates are forward-looking and are therefore subject to important risks and uncertainties. Results or events predicted may differ from actual results or events due to a number of factors.*

*** *Prospective capacity for a proposed pipeline that is under development, and may or may not proceed.*

See "Forward-looking Statements" on the inside front cover of this document.

Pembina's Deliveries: 2001 – 2005

2001

Purchase of AOSPL for $225 million

2002

Embarked on $160 million expansion of AOSPL

Integration of $625 million in pipeline assets and facilities acquired over the previous two years

2003

Acquisition of 50% interest in the Alberta Ethylene Storage Facility for $185 million

2004

AOSPL expansion complete and operational

2005

Mechanical completion of three new Nisku production zone battery connections

Completion of pipeline interconnection between the Peace and Northern systems

Introduction of terminalling, storage and hub services division of midstream business unit

Pembina's proactive business development group is actively engaged in the pursuit of additional opportunities to further expand the range and scope of all of our business segments.

maximizing our potential

Pembina has the potential for continued exploitation and expansion of energy infrastructure, which could vertically integrate the company's businesses behind its growing strategic asset base. Possible future service offerings could include natural gas gathering and processing, oil treatment, upgrading, or CO_2 transportation.

Producer sponsored CO_2 pilot projects currently underway in Alberta are supported by continuing high oil prices and federal government incentives. Miscible CO_2 flooding, a method of enhanced oil recovery, has the potential to significantly increase the ultimate recovery of oil in place. This longer-term prospect has the potential to significantly increase production in several of the fields delivering into Pembina's Alberta conventional pipelines. These fields, located in Pembina's Swan Hills, Redwater and Pembina service areas, are considered by the oil industry to be highly amenable to the application of this technology. In addition to the potential for incremental volumes on our existing pipelines, Pembina may also have the opportunity to participate in the construction of CO_2 pipelines through use of its extensive network of right of ways.

Through exploitation, expansion and acquisition of quality energy infrastructure, Pembina intends to develop the premier hydrocarbons services business within western Canada, where quality is represented by assets containing inherent competitive advantages that are under long-term contract with creditworthy customers and are located in proximity to long life economic hydrocarbon reserves, all resulting in the delivery of stable and potentially increasing per-unit cash distributions to Pembina's Unitholders.

Pembina's Targeted Deliveries: 2006 – 2010 and Beyond*

2006	2007	2008	2009	2010 and Beyond
Calven pipeline interconnection to Peace Pipeline Expand midstream operations on conventional pipeline systems	$30 million product segregation project complete $42 million Cheecham Lateral in-service	$300 million Horizon Pipeline in-service	Proposed condensate delivery pipeline in service	CO_2 miscible flooding and related services Further diversification along the energy value chain

* *Targeted dates for projects that are proposed, in development or under construction. These dates are forward-looking and are therefore subject to important risks and uncertainties. Results or events predicted may differ from actual results or events due to a number of factors.*

See "Forward-looking Statements" on the inside front cover of this document.

Health, Safety and Environment

Protecting the health and safety of our co-workers and the public, and safeguarding the environment affected by our activities is of paramount importance to management and employees at Pembina Pipeline Corporation. We believe excellence in health, safety and environmental (HSE) practices is essential to the well being of Pembina. At Pembina, we are proactive and accountable for our commitment to responsible operations.

Every employee from management through to our front line staff is to conduct their activities in a manner that protects the health and safety of our employees, contractors, the public and the environment. To ensure that we meet and exceed our responsibilities, our HSE management systems are constantly updated through a process of continuous development and improvement.

We conduct our pipeline operations with the diligence necessary to comply with all the provincial and federal regulatory standards and recommended practices.

We have maintained our Certificate of Recognition in the Partnership Program with Alberta Human Resources and the Alberta Workers Compensation Board since its inception in 2000. We have been able to do this through a rigorous annual review and audit of our safety program and by taking steps to realize continuous improvement. We also maintain our standing as an active Gold Level participant in the Environment, Health and Safety Stewardship Program sponsored by the Canadian Association of Petroleum Producers.

We are proud of these achievements and, at the same time, are committed to the further development of our HSE management programs in our ongoing pursuit of excellence.

Pembina's HSE Management System ensures that a high standard of safety and environmental practices, and that a focused approach to continuous improvement of our performance, is maintained.

WORKER HEALTH AND SAFETY

- We proactively respond to changes to worker safety regulations. The Alberta Safety Code introduced revised regulation in 2005 and Pembina responded with a review of its safety programs to ensure compliance with these regulatory requirements.
- A new Incident Reporting System was developed in 2005 as a step to continue to improve our management and response to the incidents that do occur in our operations.
- Safety audits are conducted on an annual basis to promote compliance and provide valuable feedback on how we can continue to improve our safety performance.

ENVIRONMENTAL STEWARDSHIP

- During 2005, we continued with our active reclamation and remediation program to proactively discharge our responsibility to minimize our operating footprint. Significant progress was made to reclaim a historic spill site near Drayton Valley and we anticipate that the work will be completed next year. For 2006, we have targeted several other sites for reclamation and remediation.
- One crude oil spill of approximately 900 barrels occurred in December 2005. Our response was swift and successful in limiting the area impacted by this event. Remediation efforts were initiated immediately and we expect to fulfill our responsibilities to meet regulatory expectations and discharge the liabilities prior to the end of 2006.



pursuit of excellence

The true value of a company includes value derived from intangible assets such as reputation and commitment to excellence in health, safety and environmental practises.





RISK MANAGEMENT AND PUBLIC SAFETY

- Risk management is an integral part of our business and is essential in ensuring safe, responsible and continuous operations.
- In 2005, Pembina enhanced emergency preparedness for its natural gas liquids pipelines by upgrading the emergency response plans. A total of five plans were submitted for review to Alberta Energy and Utilities Board (AEUB) and have been approved.
- Significant progress was made in the management of our public awareness program, designed to educate the members of our communities and the stakeholders residing in proximity to our pipelines on issues such as pipeline damage prevention and effective emergency response. In 2005, detailed information and data was collected from over 12,000 stakeholders and integrated into a new electronic data base that is linked into a sophisticated mapping system. These steps have greatly enhanced our ability to respond to potential emergencies in an expedient manner using up to date information.
- Pembina maintains an extensive insurance package to cover potential risks associated with our operations.

PIPELINE INTEGRITY MANAGEMENT

- Pembina continues its ongoing focus and a proactive approach to preventative maintenance programs, designed to ensure the integrity of all of our pipeline systems.
- Comprehensive pipeline integrity management plans have been established for many of our pipeline systems and we are working to extend these plans to all of our pipelines. Developing these plans will ensure that Pembina is compliant with new regulations regarding integrity management that come into effect in Alberta in May 2006.
- In line inspection, employing the most technically advanced tools available, and follow up maintenance and repair programs form the cornerstone of our integrity management program.
- In 2005, Pembina further demonstrated its commitment to integrity management by completing an in line inspection of several pipelines using a crack detection tool. This "state of the art" tool has just recently become available for smaller diameter lines. These crack detection tools were successfully utilized on portions of the AOSPL, Peace Deep Basin and Western Systems.
- Pembina dedicates considerable resources and manpower to these activities and typically spends approximately 40 percent on an annual basis to ensure the pipelines are maintained at a high level of integrity.
- Our technical staff has developed a four-year program to continue to utilize the crack detection tool in other parts of our pipeline system.

Community Relations and Human Resources

The integrity, commitment and expertise of Pembina's workforce strengthens the Company's ability to meet its commitments to all our stakeholders.

COMMUNITY RELATIONS

Pembina believes that being a responsible pipeline operator means more than just meeting regulatory requirements with respect to the consultation process with the communities in which we operate. We are committed to notifying our numerous stakeholders of our activities and engaging in meaningful dialogue with the communities where we operate. Our community relations programs continue to advance over time as we expand our operations.

As Pembina strives to expand our operations, we will continue to develop a framework to identify and understand the environmental, social and economic impacts and opportunities arising from these expansions, and will respect the variety of cultures within our diverse stakeholder and community groups, through our Participant Involvement Program.

HUMAN RESOURCES

Pembina's solid foundation of long-life infrastructure assets are operated with skill and reliability by a field workforce of 240 employees. Engineering and corporate services, supporting field operations and other business activities, are delivered by 88 Calgary based employees. The company's business strategy is focused on long-term sustainability. Pembina's employee demographics mirror this stable, long-term approach with an average employee age of 46 years and average employee service of 12 years. Seasoned employees with valuable knowledge and experience work alongside recent hires who contribute their current education and technological expertise. This approach is consistent with Pembina's succession planning objectives and facilitates an orderly transition as employees exit Pembina's workforce through retirement or attrition. The integrity, commitment, and expertise of Pembina's workforce strengthens the company's ability to meet its commitments to our customers, business partners, Unitholders, and host communities. We are proud of our human resources and of the contribution they make to our operations each day.


Our Values
Pembina's
Participant
Program

Management's Discussion and Analysis

TABLE OF CONTENTS



Management's Discussion and Analysis

The following discussion and analysis of the financial results of Pembina Pipeline Income Fund ("Pembina" or the "Fund") dated March 2, 2006 is supplementary to, and should be read in conjunction with, the Fund's audited consolidated financial statements for the years ended December 31, 2005 and 2004.

This MD&A has been reviewed and approved by both the Audit Committee and the Board of Directors. All amounts are stated in Canadian Dollars unless otherwise specified.

2005 HIGHLIGHTS AND SELECTED INFORMATION [1], [2]

Years ended December 31 (in millions of dollars, except per Trust Unit amounts and where noted)	2005	2004	2003
Revenues	**$ 290.5**	$ 279.1	$ 243.2
Operating expenses	**102.7**	105.0	96.2
Net operating income [2]	**187.8**	174.1	147.0
EBITDA [2]	**169.5**	158.0	133.7
Interest on long-term debt	**23.9**	24.1	20.3
Interest on convertible debentures	**16.6**	19.9	13.8
Net earnings before taxes	**42.8**	29.3	21.6
Net earnings	**70.4**	60.4	48.0
Net earnings per Trust Unit - basic and diluted	**0.65**	0.60	0.50
Distributed cash [2]	**113.5**	106.2	101.0
Distributed cash per Trust Unit [2]	**1.05**	1.05	1.05
Trust Units outstanding *(weighted average, thousands of Units)*	**108,108**	101,139	96,211
Trust Units outstanding *(end of year, thousands of Units)*	**113,897**	102,933	98,766
Total enterprise value [2]	**2,499.8**	2,134.8	2,015.3
Capital expenditures	**79.5**	58.0	139.8
Total assets	**1,559.1**	1,548.9	1,582.8
Total long-term financial liabilities	**763.8**	865.6	762.1

[1] *Pembina Pipeline Income Fund distributes cash generated by the operations of Pembina Pipeline Corporation.*

[2] *Refer to "Non-GAAP measures" on page 30.*

FORWARD LOOKING INFORMATION AND STATEMENTS

The information presented in this Management's Discussion and Analysis ('MD&A') contains certain forward looking statements and information that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward looking statements and information can be identified by the terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets", "believes", "estimates", "continue", "objective" and similar expressions. These statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, tax laws and treatment, fluctuations in operating results and certain other risks detailed from time to time in the Fund's public disclosure documents. The Fund believes the expectations reflected in these forward-looking statements and information are reasonable as of the date hereof but no assurance can be given that these expectations will prove to be correct. Undue reliance should not be placed on these forward looking statements and information as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward looking statements and information. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements and information are expressly qualified by the above statements. The Fund does not undertake any obligation to update publicly or revise forward-looking statements or information contained herein, except as required by applicable laws.

NON-GAAP MEASURES

The financial statements of the Fund are presented in Canadian dollars and in compliance with canadian generally accepted accounting principles ('GAAP'). Throughout this MD&A the Fund and Pembina use the following terms that are not defined by GAAP:

Distributed cash
The amount of cash that has been or is to be available for distribution to the Unitholders. Distributed cash is calculated pursuant to the terms of the Declaration of Trust.

Distributed cash per Trust Unit
Calculated on a weighted average basis using basic and diluted units outstanding during the year.

Earnings before interest, taxes, depreciation and amortization ("EBITDA")
Net income plus depreciation and amortization, financing charges and income taxes.

Enterprise value
Calculation based on the market values of Trust Units and Debentures at December 31, 2005 plus senior debt.

Net operating income
Revenues less operating expenses.

Management believes that in addition to net earnings, the above noted items are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how the activities were financed or how the results are taxed. Investors should be cautioned however that distributed cash, EBITDA, enterprise value, cash flow from operations and net operating income should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of the Fund's performance. Furthermore, these measures may not be comparable to similar measures presented by other issuers.

MATERIALITY

For the purposes of the MD&A and the financial statements and for the purposes of general disclosure to the investment community, Pembina considers an item or event to be material if the omission or misstatement of an item of information or event, or an aggregate of such items or events, would influence or change a decision to buy, sell or hold the Fund's securities. In order to determine what information would be considered as material, Pembina's review includes, but is not limited to, determination as to the effect on income and operating costs, future impact to operations and overall returns to Pembina. Outside legal counsel is also consulted with respect to the required disclosure applicable to certain matters.

OVERVIEW

Vision, Strategy and Growth

Pembina's principal objective is to provide stable distributions to Unitholders that are sustainable over the long term while pursuing opportunities for accretive growth. Conventional pipeline operations in Alberta and British Columbia (BC) are sustained through a combination of toll management, control of operating costs and capturing opportunities for new and enhanced developments as they arise. Management will continue to work to maintain operating margins and expand the conventional pipeline operations, while identifying and pursuing opportunities to enhance the value of our asset base.

Pembina's midstream business unit was expanded in 2005 to include both the existing contract-based ethylene storage facility interest and a new terminalling, storage and hub services division. The long-term development of this business line is designed to enhance the value and return on our asset base with minimal risk to the overall operations of the Fund.

Pembina capitalized on its competitive position in the Alberta oil sands region with two new projects announced in 2005. These developments position Pembina to further leverage its existing asset base and knowledge to pursue future opportunities in the increasingly important oil sands region.

These many ongoing development activities position Pembina well to further strengthen its position in the western Canadian energy infrastructure sector.

Financial Management

Pembina maintains a conservative debt structure that allows it to finance its day-to-day cash requirements through its operations, without requiring external sources of capital. Pembina funds its operating commitments, short-term capital spending as well as its distributions to Unitholders through this cash flow, and new borrowing and equity issuances are reserved for the support of specific significant development activities. Long-term debt is comprised of bank credit facilities, senior secured and unsecured notes and convertible debentures, all of which are denominated in Canadian Dollars.

Corporate Governance

Pembina is committed to the highest standard of corporate governance and ethical practice, both within the corporate boardroom and through its field operations. During 2005, Pembina's Board approved its Code of Ethics, outlining the vision, strategy and commitment to fair and ethical practices. The Code of Ethics establishes a high standard governing the activities of Pembina's employees, executive and Board members, and reiterates Pembina's commitment to privacy and the protection of confidential information, a safe, healthy and respectful workplace and environmentally sound operations. A copy of the Fund's Code of Ethics is available on the Fund's website at **www.pembina.com** and on the Fund's SEDAR profile at **www.sedar.com**. Beyond this, Pembina maintains a culture of strong corporate governance and it ensures that it is in compliance with all existing rules and regulations of the governing bodies under which it operates. These corporate governance practices are not limited to internally focused activities. Pembina places a great deal of importance on community involvement and maintaining good relationships with all stakeholders.

Reporting and Disclosure Controls and Procedures

As part of the requirements mandated by the Canadian securities regulatory authorities under Multilateral Instrument 52-109 "Certification of Disclosure in Issuer's Annual and Interim Filings", the Chief Executive Officer and the Chief Financial Officer have evaluated Pembina's reporting and disclosure controls and procedures as of December 31, 2005. It was concluded that the disclosure controls and procedures are effective in ensuring that the information disclosed in the financial statements, the annual report and other filings to the Canadian securities regulatory authorities are accurate and complete and filed within the mandated timelines. These reporting and disclosure controls provide reasonable assurance that the information that Pembina is required to disclose is appropriately accumulated and communicated to Pembina's management in a timely manner.

Outlook

Since its initial public offering in 1997, Pembina has established a portfolio of high-quality assets extending across the growing areas of the energy business in Alberta and BC. This portfolio of assets provides an even exposure across the light end of the petroleum liquids spectrum in terms of our pipeline throughputs, as well as a balanced weighting between conventional toll-based pipeline business and contract-based long life infrastructure assets. This portfolio approach provides stability and sustainability of Pembina's operations, and a solid base for distributions to Unitholders.

Pembina is optimistic that record levels of new developments on the Alberta systems will not only offset the natural production declines, but will also provide year over year increases in throughputs. The expansion of producer operations in the Nisku area is expected to provide significant incremental volumes to the Pembina system in 2006. The reversal of the Calven pipeline, owned and operated by Plains Marketing Canada LP, will add 18,000 to 20,000 barrels per day of throughput to Peace Pipeline in early 2006, with an additional 3,500 barrels coming on stream mid-year. In addition, two new connections on the Alberta systems will come on stream in mid-2006. BC volumes are expected to see continued natural declines in throughputs in 2006, however, the outages for planned maintenance on the Western and BC gathering systems experienced in 2005 are not expected to be required in 2006.

With agreements to construct the Cheecham Lateral and the Horizon Pipeline (see "Pipelines - Oil Sands" below), Pembina has solidified its position amongst the largest of the oil sands infrastructure players in western Canada. These two agreements, each with 25-year minimum durations, will provide Pembina with a solid operating base in the region, as well as consistent operating revenue over the life of the agreements. When coupled with the existing Alberta Oil Sands Pipeline (AOSPL) system, Pembina is projected to have capacity to transport 640,000 barrels per day of synthetic crude oil produced from oil sands by the end of 2008, with exclusive rights to provide further transportation capacity for the Horizon Project should it be required. Under these agreements, revenue is based on a return on capital invested plus a flow through of operating costs, and is not subject to the volumetric fluctuations experienced on tariff-based pipelines.

While still in the early stages of development, a proposed pipeline system designed to transport up to 100,000 barrels per day of imported condensate has received preliminary support from potential shippers. The project, should it proceed, would create the ability to further optimize Pembina's significant existing investment in energy infrastructure.

During 2005, Pembina expanded its midstream business unit, with a strategy to optimize returns on its conventional asset base by pursuing value-added activities across a broader segment of the energy value chain. The first initiative undertaken in this regard was the Joint Venture agreement with Keyera Energy announced in 2005, for the development of terminalling, storage and hub services, only possible through the contribution of key assets and expertise. Pembina commenced similar operations on another segment of the Alberta conventional systems in 2005, and is actively evaluating business opportunities to develop similar new business on several other pipeline systems in 2006.

In December, Pembina announced an increase in its annual distribution rate from $1.05 to $1.14 per Trust Unit, effective January 2006. Future increases in the distribution are subject to expansion of Pembina's operations, but, in the near term, management remains confident that operations will remain robust, and the new distribution level will be maintained.

It is expected that the record levels of industry activity in our service areas experienced in 2005 will continue in 2006 and the natural declines on existing connections to our conventional systems will be offset by new volumes as a result of this activity. This significant industry activity will undoubtedly result in further increases in the costs for materials and services to which Pembina will respond through our established programs of toll management, asset rationalization and cost control. There will also be growing demands relating to the inspection and maintenance of our asset base from both a regulators and prudent operators perspective. Pembina will maintain its long-term strategy to safely manage and operate the conventional pipeline systems and ensure that the overall operating margins are maintained.

Further, the breadth of tangible and prospective growth opportunities currently under development across all of our business segments lend confidence in our continuing ability to provide leadership and superior performance.

RESULTS FROM OPERATIONS

(in millions of dollars, except where noted)	Conventional Pipelines	Oil Sands Infrastructure	Midstream Business	Total
2005				
Average throughput[1] *(mbbls/day)*	**435.4**	**389.0**		**824.4**
Revenues	**$ 204.3**	**$ 55.5**	**$ 30.7**	**$ 290.5**
Operating expenses	**80.4**	**18.5**	**3.8**	**102.7**
Operating expenses *($/bbl)*	**0.47**	**0.23**		**0.40**
Net operating income[2]	**$ 123.9**	**$ 37.0**	**$ 26.9**	**$ 187.8**
Capital expenditures	**55.5**	**6.9**	**17.1**	**79.5**
2004				
Average throughput[1] *(mbbls/day)*	435.0	303.7		738.7
Revenues	$ 201.7	$ 54.1	$ 23.3	$ 279.1
Operating expenses	83.3	18.2	3.5	105.0
Operating expenses *($/bbl)*	0.49	0.20		0.39
Net operating income[2]	118.4	35.9	19.8	174.1
Capital expenditures	$ 27.6	$ 30.1	$ 0.3	$ 58.0

(1) *Oil sands revenue is contract-based and independent of utilization rates, therefore oil sands volumes reported are contracted capacity.*

(2) *Refer to "Non-GAAP Measures" on page 30.*

Consolidated revenue in 2005 was $290.5 million, a 4.1 percent increase from 2004 revenue of $279.1 million. The increase is due to a combination of higher tolls and consistent throughputs on the conventional pipelines and the positive impact of the new midstream business put into operation in 2005. The conventional pipeline systems generated revenue of $204.3 million in 2005, an increase of $2.6 million or 1.3 percent compared to revenue of $201.7 million in 2004. The midstream operations generated revenue of $30.7 million in 2005, an increase of $7.4 million from 2004 midstream revenue of $23.3 million. The increase is due to the new midstream operations. Pembina sees significant growth potential in the midstream division towards the end of 2006.

Pembina's conventional pipelines averaged 435,400 barrels per day of throughput in 2005, consistent with the 2004 average throughput of 435,000 barrels per day. Average throughput on the Alberta conventional systems was up by 2,100 barrels per day. The increase is supported by oil and gas industry activity in the Alberta pipelines operating region. The impact of this activity is especially significant on the Pembina system where significant new production derived from the Nisku zone reservoir began to enter this system in 2005. Production from this area is expected to ramp-up throughout 2006. BC conventional pipeline volumes are down 1,700 barrels per day from 2004, due to a combination of natural production declines in the connected fields and maintenance downtime on the Western system in October 2005. Contracted capacity on the AOSPL system has remained at 389,000 barrels per day since completion of the expansion in September 2004. Actual throughputs on the AOSPL system in 2005 were 218,700 barrels per day, compared to 2004 throughputs of 243,600 barrels per day. AOSPL revenue is not impacted by throughput levels as Pembina's revenue from the contract-based system is based on a recovery of its operating costs and return on capital invested, and is independent of throughputs.

Operating costs totaled $102.7 million in 2005, a 2.2 percent decline from 2004 operating costs of $105.0 million, however still significantly higher than the 2003 operating costs of $96.2 million. Operating costs on the midstream operations remained relatively constant due to the steady performance of the ethylene storage facility and the low operating costs associated with the new midstream business activities. On a unit of throughput basis, 2005 pipeline operating costs averaged 40 cents a barrel, consistent with the 2004 level.

CONVENTIONAL PIPELINES

Alberta Pipelines

The Alberta pipelines averaged 411,600 barrels per day of throughput in 2005, an increase of 2,100 barrels per day over the 2004 average throughput of 409,500 barrels per day. The increase is due to several new connections and upgrades on the Alberta systems and operations free of material incidents during 2005. During 2004 a 12-inch natural gas liquids pipeline ruptured, requiring the line to shut down for 39 days to complete repairs, cleanup and hydrostatically test the line. This break effectively reduced the throughput for 2004 by approximately 5,000 barrels per day. There was no comparable incident in 2005. Furthermore, volumes from two new connections to the Pembina system in 2005 have balanced production declines in some of Pembina's other service regions. In 2006, Pembina expects to complete at least three new connections on the Alberta pipelines as well as receipt of 18,000 to 20,000 incremental barrels per day from an agreement with Plains Marketing LP for the reversal of the Calven system. Under this five-year extendable agreement, Pembina will receive a fixed toll with periodic adjustment for operating expense escalation.

The Alberta pipelines generated revenue of $179.0 million in 2005, up from $173.4 million in 2004. The increase is due to the full year impact of tariff increases that were put into effect part way through 2004, strategic tariff increases on certain Alberta systems in 2005, and the recovery of overall volumes lost in 2004 due to operational issues.

PIPELINES

	Conventional Pipelines Alberta	BC[1]	Oil Sands Infrastructure[2]	Total
2005				
Average throughput *(mbbls/day)*	**411.6**	**23.8**	**389.0**	**824.4**
Revenues	**$ 179.0**	**$ 25.3**	**$ 55.5**	**$ 259.8**
Operating expenses	**65.4**	**15.0**	**18.5**	**98.9**
Operating expenses *($/bbl)*	**0.46**	**0.77**	**0.27**	**0.40**
Net operating income[3]	**113.6**	**10.3**	**37.0**	**160.9**
Capital expenditures	**44.8**	**11.3**	**7.0**	**63.1**
2004				
Average throughput *(mbbls/day)*	409.5	25.5	303.7	738.7
Revenues	$ 173.4	$ 28.3	$ 54.1	$ 255.8
Operating expenses	65.7	17.6	18.2	101.5
Operating expenses *($/bbl)*	0.44	0.80	0.20	0.40
Net operating income[3]	107.7	10.7	35.9	154.3
Capital expenditures	$ 19.3	$ 9.2	$ 30.1	$ 58.6

[1] *Represents volume transported on the Western system only. Volume transported east on BC pipelines is included in Alberta pipelines total. Revenues, operating costs and income include both Western and BC gathering system results.*

[2] *Oil sands revenue is contract-based and independent of utilization rates, therefore oil sands volumes reported are contracted capacity.*

[3] *Refer to "Non-GAAP Measures" on page 30.*

CONSOLIDATED REVENUES


Revenues ($ millions)
Average Tariff ($/bbl)
$300
$250
$200
$150
$100
$50
$0
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0
01
02
03
04
05

OPERATING COSTS


($ millions)
($/bbl)
$100
$80
$60
$40
$20
$0
$0.50
$0.40
$0.30
$0.20
$0.10
$0
01
02
03
04
05

COMPOSITION OF 2005 OPERATING COSTS


26% Operations/Other
15% Power
15% Property Tax
4% Insurance
40% Maintenance

Operating costs for the Alberta conventional pipelines were $65.4 million in 2005, down $0.3 million from $65.7 million in 2004. There were no material incidents experienced in 2005 and therefore the repair costs were lower than 2004. However, this is countered by a general increase in other operating input costs. Power continues to be a significant component of these costs, constituting over 15 percent of the total operating costs for the Alberta conventional pipelines. As part of Pembina's risk management program, the non-transmission portion of costs on principally all of Pembina's estimated power requirement for its Alberta conventional pipelines have been fixed in a power rate swap transaction. The hedge, which is scheduled to expire at the end of 2006, has been put in place to minimize Pembina's exposure to power cost fluctuations. The fixed unit costs for 2005 under this hedging arrangement was below the market cost of electric power during the year, and the mark to market value of the power rate swaps at December 31, 2005 was an unrealized gain of $1.3 million. Additional hedges have been put into place and cover the period 2007 to 2010.

Pembina maintains an optimistic outlook for 2006 operating results for the Alberta conventional pipelines. Additional volumes from the new connections, the Calven reversal, and the impact of drilling activities fuelled by high oil and gas prices are anticipated to offset the natural declines from connected reserves. Toll increases in 2006 have been put in place to counter the effect of continually rising operating expenses. Pembina expects that operating income on the Alberta systems in 2006 will increase over 2005, due to the new volumes on the Alberta systems.

BC Pipelines

Revenue generated by the BC gathering systems and the Western system (collectively called the BC pipelines) was $25.3 million in 2005, a $3.0 million decrease from 2004 revenue of $28.3 million. This reduction is due to a reduced revenue requirement on the provincially regulated BC gathering systems because of reduced maintenance and capital expenditures. Revenue on the BC gathering systems totaled $14.6 million, a decrease of $2.4 million from 2004. Revenue generated by the Western system fell $0.6 million, from $11.3 million in 2004 to $10.7 million in 2005.

Volumes transported on the BC gathering systems averaged 32,000 barrels per day in 2005, down from the 2004 average of 34,600 barrels per day. This reduction is due primarily to natural declines on the connected reserves. Volumes shipped on the BC gathering system are directed down the Western system or east on the Alberta conventional systems. Volumes transported on the Western system in 2005 were 23,800 barrels per day, down from the 25,500 barrels per day in 2004. The reduction is due to natural production declines seen on the BC gathering systems, combined with a planned maintenance outage, lasting from October 1st through October 16th.

Operating expenses on the BC pipelines totaled $15.0 million in 2005, a decrease of $2.6 million compared to the $17.6 million in 2004. The decrease is primarily due to a reduction in inspection and maintenance costs from 2004 to 2005. In 2004, Pembina expanded its maintenance, inspection and integrity program on the BC systems – with special focus on the Western system. These inspection costs were high in 2004, whereas in 2005 a more focused and timely integrity and inspection program has been implemented at lower overall cost. However, with the inception of these programs, we do not expect operating expenses to decline to levels seen on these systems prior to 2004.

Revenue on the provincially regulated BC gathering pipelines is based on recovery of operating costs and a return on capital invested, and is independent of throughput. No new connections to these pipelines are anticipated for 2006. Volumes on the Western system will continue to be transported at tariff rates fixed under a tolling agreement that is scheduled to expire in 2007. Average throughput on the Western system is expected to decline somewhat from the 2005 levels, as it is anticipated that more of the volumes generated from the BC gathering pipelines will be directed eastwards on the Alberta pipeline systems. However, these volumes, and the resulting revenue generated on the Western system, will ultimately remain dependent upon the marketing decisions of the system shippers.

OIL SANDS INFRASTRUCTURE

For 2005, oil sands results consist entirely of the AOSPL pipeline operations, with the exception of capital expenditures, which includes investments in the Horizon Pipeline and Cheecham Lateral pipeline. The contracted capacity on AOSPL remained at 389,000 barrels per day in 2005. The actual throughput on the system was 218,700 barrels per day in 2005, a decline of 24,900 barrels per day from the 2004 throughput of 243,600 barrels per day. Utilization of the expanded AOSPL capacity is dependent on Syncrude's productive capacity, scheduled for expansion in 2006. AOSPL is a contract-based system and Pembina's revenues are not dependent on utilization rates; returns are calculated based on Pembina's total invested capital and the recovery of full operating costs for the system. The AOSPL system generated revenue of $55.5 million in 2005, a $1.4 million increase from 2004 revenue of $54.1 million. This steady revenue flow is reflective of the consistent operating costs and the minimal capital required on the system since the completion of the AOSPL capacity expansion in September 2004.

Operating expenses for AOSPL were $18.5 million in 2005, compared to $18.2 million in 2004. The slight increase in operating expenses is explained by the offset of a significant increase in the price of most operating costs and by a substantial decline in daily throughputs resulting in lower power requirements.

On December 6, 2005 an arbitrator rendered a binding ruling relating to the tax-related dispute between Pembina and the shippers on the AOSPL pipeline. The AOSPL shippers challenged Pembina's interpretation of the transportation agreement governing the operations of the AOSPL pipeline relating to the inclusion of income tax in the revenue for the system going back to 2002. In this ruling, the arbitrator supported Pembina's interpretation of the agreement, allowing Pembina to continue collecting deemed taxes on the AOSPL operations. This issue has not affected the reporting of Pembina's revenues for any of the preceding years.

In September 2005, Pembina entered into an agreement for the construction and operation of a 56-kilometer lateral pipeline for the delivery of synthetic crude oil from a new pump station on the existing AOSPL system to a new terminalling facility located near Cheecham, Alberta (the "Cheecham Lateral"). This pipeline will have a capacity of 136,000 barrels per day and is currently estimated to cost $42.0 million to construct. Under this agreement, which is set to expire in 2032, Pembina will earn a return based on the capital invested and the recovery of operating costs. The current in-service date for this line is projected to be November 1, 2006, however it is not anticipated that it will have a material impact on Pembina's revenues until 2007.

In August 2005, Pembina announced an agreement with Canadian Natural Resources Limited ("Canadian Natural") to provide dedicated pipeline transportation service from Canadian Natural's Horizon Oil Sands Project, located seventy kilometers north of Fort McMurray, Alberta to Edmonton, Alberta. In order to provide this transportation service, Pembina will complete the twinning of the AOSPL line and construct a 73-kilometer extension to connect the Horizon Project to the AOSPL Terminal. The total cost to complete the Horizon Pipeline is currently projected to be $300.0 million. Construction activities will be initiated in 2006 and the pipeline will be fully operational and available for service by July 2008. Canadian Natural will have exclusive use of the Horizon Pipeline, and Pembina will have the exclusive right to construct further expansions of or extensions to the Horizon Pipeline. Pembina's revenue from this system will be based on a fixed return on invested capital and a full recovery of operating costs. The transportation services will continue for a minimum of twenty-five years, which commences on the in-service date.

For 2006, Pembina expects revenue from the oil sands operations to remain comparable to the 2005 level. No significant increase to the rate base for the AOSPL line is anticipated for 2006 and it is not expected that the Cheecham Lateral will have any significant impact to overall operating revenues, as it will not be in service until November 2006 at the earliest.

MIDSTREAM BUSINESS

(in millions of dollars, except where noted)	**2005**	2004
2005		
Terminalling, storage and hub services revenues	**$ 30.7**	$ 23.3
Operating expenses	**3.8**	3.5
Net operating income [1]	**26.9**	19.8
Capital expenditures	**16.4**	0.3

[1] *Refer to "Non-GAAP Measures" on page 30.*

Pembina's midstream operations consist of the 50 percent non-operated interest in the Fort Saskatchewan Ethylene Storage Limited Partnership and the terminalling, storage and hub services on certain of the Alberta conventional pipelines.

Total revenue generated by the midstream business unit in 2005 was $30.7 million, up $7.4 million from 2004. The year over year increase is due to the new midstream business activities launched in 2005.

The ethylene storage facility generates returns based on a 20-year contract, which is set to expire in June of 2023. The contract, with the two principal facility customers, provides for full operating cost recovery plus a return on invested capital. Total revenue generated by the ethylene storage facility in 2005 was up slightly from 2004, at $21.5 million and $21.1 million, respectively. Operating expenses on the ethylene storage facilities remain effectively unchanged from 2004, with $3.4 million incurred in 2005 versus $3.5 million in 2004.

Given the long-term contract on the ethylene storage facility and the stable nature of the revenue stream generated by this interest, Pembina expects the 2006 results to be very similar to 2005.

Pembina commenced operations under its new terminalling, storage and hub services division in the third quarter of 2005. Pembina entered into a Joint Venture agreement with Keyera Energy to develop terminalling, storage and hub services and to further leverage Pembina's existing infrastructure and market position on the Swan Hills system. Further to this, Pembina began similar operations on the Cremona systems in November of 2005.

A further agreement with Keyera Energy has been made to develop midstream services on the Pembina system. Pembina intends to continue to expand these midstream operations in 2006 and expects to see significant growth in this component of its operations over the next several years.

EXPENSES

General and administrative

General and administrative expenses were $16.8 million in 2005, an increase of $2.6 million compared to $14.2 million in 2004. The most significant components of this increase are salaries and benefits and office lease costs. As Pembina's asset base continues to expand, the company has faced an increasing number of operational, regulatory and compliance requirements. These increased demands have required an increase in staff levels in order to ensure sufficient resources are available. The Calgary based staff grew from 77 people at the end of 2004 to 88 at the end of 2005. In addition, record levels of oil and gas industry activity in western Canada have driven market-based increases in salaries and benefits. As a result, staffing costs have risen and appropriately trained and experienced staff are more difficult to attract and retain. The increase in office lease costs is associated with both the increased office space requirements and with the rising costs of office space in the downtown Calgary real estate market. Overall, general and administrative expenses represent 6 percent of revenues in 2005, as compared to 5 percent in 2004.

Management fees

Pembina Management Inc. ("the Manager") continues to act as the administrator for the Fund and the manager of the Fund's subsidiaries. As outlined in Note 1 to the consolidated financial statements, the compensation paid to the Manager is based on a percentage of distributed cash as well as other fees based on specific performance criteria. The management fee for 2005 was $1.2 million, which was not materially different from the fee paid in 2004. During 2004 and 2005, no other fees were paid to the Manager.

Depreciation and amortization

Depreciation and amortization expenses increased by $1.6 million, rising from $83.7 million in 2004 to $85.3 million in 2005. The primary driver behind this increase is the additional capital spending associated with the record level of development activity on the pipelines during the year. Conventional pipeline assets and facilities are depreciated on a straight line or declining balance basis at rates ranging from 3 percent to 10 percent per annum. These rates have been established to depreciate original costs over the economic or contractual life of the related assets. AOSPL assets are depreciated over the life of the long-term transportation agreement under which the system is administered. This agreement is currently set to expire at the end of 2035. The storage facility assets are amortized over the 20-year life of the storage agreement, which expires in June 2023.

Accretion on Asset Retirement Obligations

Accretion on asset retirement obligations was $1.0 million for both 2005 and 2004. These amounts are based on estimates of the operating life and the ultimate retirement expense for these assets and facilities, and the actual results may differ from these estimations. In 2005 and 2004 there were no asset retirements.

Interest expense and financial instruments

Net interest expense for 2005 was $23.9 million, effectively unchanged from the 2004 net interest expense of $24.1 million. In 2005, interest of $2.1 million relating to development projects was capitalized, whereas none was capitalized in 2004. Outstanding total debt at the end of 2005 was $464.1 million, $29.7 million higher than the 2004 closing balance. Pembina has entered into $85.0 million in principal amount of interest rate swaps on its senior debt, with an average rate of 5.86% and an average remaining term to expiration of 1.23 years. The unrealized mark to market loss on the interest rate swaps was $0.6 million at December 31, 2005. Including the interest swaps, interest rates on $358.8 million in senior secured and unsecured notes have been fixed, leaving approximately 20 percent of Pembina's outstanding debt exposed to interest rate fluctuations.

Convertible debentures

Interest on convertible debentures in 2005 was $16.6 million, compared to $19.9 million for 2004. The $3.3 million decrease is due to the conversion of a significant number of the convertible debentures into Trust Units. In 2005, $93.7 million in convertible debentures were converted into Trust Units, reducing the total principal amount outstanding, net of issues costs, from $251.7 million at December 31, 2004 to $158.0 million at December 31, 2005. Of the total amount outstanding at the end of 2005, the remaining principal balances are as follows: $126.2 million at 7.35 percent and convertible at $12.50 per unit; $23.8 million at 7.5 percent and convertible at $10.50 per unit; and, $8.0 million at 8.25 percent and convertible at $9.00 per unit. Given that the trading price of the Trust Units consistently remains above the conversion prices for the debentures, Pembina anticipates that the conversion of the debentures into Trust Units will continue throughout 2006. Furthermore, the 8.25% debentures mature on March 31, 2006, and we anticipate that all of the outstanding debentures from this issue will be converted to Trust Units on or prior to that date.

Income taxes

Because the Fund is a unit trust for income tax purposes, the Fund is only taxable on the income that is not distributed to Unitholders. Pursuant to its declaration of trust, the Fund is required to distribute all of its income to the Unitholders, subject to maintaining sufficient working capital reserves. However, the subsidiaries of the Fund are taxable entities and any income tax expenses or future income tax liabilities reported in the consolidated financial statements of the Fund are those of the subsidiaries.

As at December 31, 2005, the future income tax liabilities of the subsidiaries totaled $137.9 million. These liabilities are determined by applying future statutory income tax rates to the differences between the book values and the tax values of the capital assets. These differences arose either at the time of the initial acquisition of the assets on the establishment of the trust or on subsequent acquisitions. Upon recognition of the future income tax liability, an equivalent amount has been allocated to goodwill as the estimated depreciated replacement cost of the acquired assets approximated the value of those assets. The future income tax reduction of $29.4 million in 2005 represents the change in the difference between the book value and the tax value of the acquired assets at the future statutory income tax rates.

Pension liability

The Fund's subsidiary, Pembina Pipeline Corporation, maintains a non-contributory defined benefit pension plan (the "pension plan") covering 322 employees and 147 retirees. At the end of 2005, the pension plan carried a deficit in the amount of $11.6 million, compared to a deficit of $12.4 million at the end of 2004. At December 31, 2005, plan obligations amounted to $72.8 million, compared to plan assets of $61.1 million. During 2005, the pension plan expense was $3.4 million, compared to $3.6 million in 2004. Contributions to the pension plan totaled $13.3 million in 2005, up from 2004 contributions of $4.4 million.

The accrued pension plan asset of $8.8 million is included in Goodwill and Other and represents the net difference between the amounts expensed in the Fund's financial statements and the amount contributed to the pension plan. In 2006, the contributions to the pension plan and the pension plan expense are anticipated to be $5.0 million and $3.7 million respectively. Management anticipates a long-term return on pension plan assets of 7.0 percent and an annual increase in compensation of 4.4 percent, which are in line with current industry standards.

NET EARNINGS

Years ended December 31, 2005 and 2004 (in millions of dollars, except per Trust Unit amounts)	2005	2004
Revenues	**$ 290.5**	$ 279.1
Less: operating expenses	**102.7**	105.0
Net operating income [1]	**187.8**	174.1
Deduct/(add):		
General and administrative	**16.8**	14.2
Management fee	**1.2**	1.1
Interest on long-term debt	**23.9**	24.1
Interest on convertible debentures	**16.6**	19.9
Depreciation and amortization	**85.3**	83.7
Accretion on asset retirement obligations	**1.0**	1.0
Future income tax reduction	**(29.4)**	(33.3)
Income and capital taxes	**1.7**	2.2
Other	**0.3**	0.8
Net earnings	**$ 70.4**	$ 60.4
Net earnings per Trust Unit – basic and diluted	**$ 0.65**	$ 0.60

[1] *Refer to "Non-GAAP Measures" on page 30.*

Pembina's net earnings in 2005 were $70.4 million, an increase of $10.0 million from 2004. This increase is primarily due to increased total revenue from the conventional pipelines and the implementation of midstream operations on the Swan Hills and Cremona systems. Increased general and administrative costs from 2004 to 2005 are countered by declines in interest paid on convertible debentures over the same period due to the conversion of a significant number of these securities over the year. Future income tax recoveries are $3.9 million lower in 2005 than in 2004, as the 2004 balances included an extra reduction in future taxes outstanding due to a reduction in provincial tax rates during that year. There was no such reduction in 2005.

DISTRIBUTED CASH [1]

Years ended December 31, 2005 and 2004 (in millions of dollars, except per Trust Unit amounts)	2005	2004
Net earnings	**$ 70.4**	$ 60.4
Add/(deduct)		
Depreciation and amortization	**85.3**	83.7
Accretion on asset retirement obligations	**1.0**	1.0
Future income tax reduction	**(29.4)**	(33.3)
Maintenance capital expenditures	**(3.9)**	(1.3)
Distributable cash	**123.4**	110.5
Increase in distribution reserve	**(9.9)**	(4.3)
Distributed cash	**$ 113.5**	$ 106.2
Distributed cash per Trust Unit	**$ 1.05**	$ 1.05
Diluted distributed cash per Trust Unit	**$ 1.03**	$ 1.01

[1] *Refer to "Non-GAAP Measures" on page 30.*

2005 CASH DISTRIBUTIONS TO UNITHOLDERS

Record Date	Payment Date	Taxable Other Income	Non-Taxable Amount	Total
January 31, 2005	February 15, 2005	$ 0.07404	$ 0.01346	$ 0.0875
February 28, 2005	March 15, 2005	0.07404	0.01346	$ 0.0875
March 31, 2005	April 15, 2005	0.07404	0.01346	$ 0.0875
April 30, 2005	May 13, 2005	0.07404	0.01346	$ 0.0875
May 31, 2005	June 15, 2005	0.07404	0.01346	$ 0.0875
June 30, 2005	July 15, 2005	0.07404	0.01346	$ 0.0875
July 31, 2005	August 15, 2005	0.07404	0.01346	$ 0.0875
August 31, 2005	September 15, 2005	0.07404	0.01346	$ 0.0875
September 30, 2005	October 14, 2005	0.07404	0.01346	$ 0.0875
October 31, 2005	November 15, 2005	0.07404	0.01346	$ 0.0875
November 30, 2005	December 15, 2005	0.07404	0.01346	$ 0.0875
December 31, 2005	January 13, 2006	0.07404	0.01346	$ 0.0875
Total 2005 Cash Distributions		$ 0.88848	$ 0.16152	**$ 1.0500**

The continued growth in distributed cash reflects the growth in both Pembina's asset base and the Unitholder base. Distributed cash rose by $7.3 million, from $106.2 million in 2004 to $113.5 million in 2005, and is funded exclusively from operations. Distributed cash per Trust Unit remained constant with the prior year at $1.05 per Trust Unit. Pembina's notional distribution reserve also grew, from $5.2 million at the end of 2004 to $15.1 million at the end of 2005. Pembina maintains this notional reserve to ensure ongoing stability over economic and industry cycles and to absorb the impact of material one-time events.

Of the total distribution of $1.05 per Trust Unit declared in 2005, $0.8885 per Trust Unit, or 85 percent, is taxable "other income" and 0.1615 per Trust Unit, or 15 percent, is non-taxable. For most Unitholders the non-taxable portion is considered a return of capital, which will reduce the cost base of each Trust Unit. Pembina projects that these proportions will change in 2006, with approximately 75 percent of the total distribution per Trust Unit being taxable "other income" and the remaining 25 percent as non-taxable return of capital.

It is the Canada Revenue Agency's administrative position that for Unitholders participating in the regular distribution reinvestment plan, the five percent discount at which additional Units are acquired is considered income in the hands of the Unitholder. Further, we believe that the two percent premium earned under the premium distribution component of the Plan will continue to be taxed as income.

Following receipt of the favourable decision in the tax-related tolling dispute with the AOSPL shippers, Pembina received the approval of its Board of Directors to increase its annual distribution rate by nine percent to $1.14 per Trust Unit, effective January 2006. Strong operating results produced by Pembina's conventional assets, coupled with growth in its oil sands and midstream business units, has generated a significant and sustainable increase in cash flow that Pembina believes will support the new level of cash distribution.

On November 23, 2005, the Government of Canada ended the consultation process on the issue of the tax treatment of income trusts and other flow through entities with an announcement of a reduction in personal income taxes on dividends. The new rules will apply for eligible dividends paid beginning in 2006 and for subsequent years. These measures are intended to make the total tax paid on dividends received from corporations more comparable to the tax paid on distributions from income trusts. This measure is intended to level the playing field between corporations and income trusts and other flow-through entities.

DISTRIBUTED CASH *($ millions)*


$125
$100
$75
$50
$25
$0
01
02
03
04
05

Non-Resident Taxpayers

Current domestic tax laws require a withholding tax from distribution income to non-residents of Canada at a rate of 25 percent. The withholding rate on income may be reduced pursuant to a bilateral income tax convention between Canada and the country in which the Unitholder is resident. For U.S. residents, the withholding tax is reduced to 15 percent on trust income distributions. Such income is determined in accordance with the laws of Canada. It is important for the Unitholder to contact their broker or financial institution with regards to the amount of withholding tax that is being deducted, as it is our understanding that the withholding tax is determined by the financial institution where the units are held. Accordingly, we do not comment on the impact of relevant tax laws in various jurisdictions of residence but advise individuals to seek tax advice in this regard.

Pembina believes it should be considered a qualified foreign corporation and its distributions should be considered qualified dividends for US federal income tax purposes.

Our advice should not be interpreted as being specific tax advice and it is recommended that Unitholders or potential Unitholders consult their own legal or tax advisors as to their particular income tax consequences of holding Pembina Trust Units.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	2005	2004
Working capital (deficiency)	**$ (4.8)**	$ 1.7
Variable rate debt		
Bank debt	**115.8**	84.4
Senior unsecured notes	**75.0**	75.0
Variable rate debt swapped to fixed	**(85.0)**	(110.0)
Total variable rate debt outstanding *(average rate of 4.25%)*	**105.8**	49.4
Fixed rate debt		
Senior unsecured notes	**175.0**	175.0
Senior secured notes	**98.2**	100.0
Variable rate debt swapped to fixed	**85.0**	110.0
Total fixed rate debt outstanding *(average rate of 6.26%)*	**358.2**	385.0
Convertible debentures	**158.0**	251.7
Total debt and debentures outstanding	**622.1**	686.1
Unutilized debt capacity[1]	**$ 144.1**	$ 175.5

[1] *Reduced by outstanding letter of credit of $0.1 million*

The Fund's cash flow from operations was $112.4 million in 2005, compared to the $117.6 million in 2004. The change in cash flow was primarily due to increased tariffs and the commencement of midstream activities (terminalling, storage and hub services) on some of sections of the conventional pipeline systems, offset by an increase in the contribution to the pension plan.

The Fund has maintained its credit facilities at $608.2 million, similar to 2004, of which $144.1 million was unutilized at year-end. The credit facilities consist of an operating facility of $30.0 million, a revolving credit facility of $230.0 million, senior unsecured notes of $250.0 million and senior secured notes of $98.2 million. $175.0 million of the senior unsecured notes and the $98.2 million in senior secured notes are fixed rate debt. The operating and the revolving credit facilities, along with $75.0 million in unsecured notes, are floating rate debt.

The Fund has entered into $85.0 million principal amount of interest rate swaps where the Fund receives a floating rate and pays a fixed rate and this amount has been included as a component of fixed rate debt. Because of this, approximately 80 percent of Pembina's total debt is at a fixed rate. Repayments of interest and principal on Pembina bank indebtedness and senior notes ranks in priority to monthly cash distributions to be paid to Unitholders.

Pembina currently has sufficient debt capacity and operating cash flow to meet the construction and completion of the Cheecham Lateral, as well as the initial construction commitments relating to the Horizon Pipeline, without the need to obtain additional funding. However, additional funding will be obtained through increased bank facilities, private placement debt, issuance of equity or a combination thereof, to finance the ultimate completion of the Horizon Pipeline.

At December 31, 2005, the Fund had a working capital deficiency before considering long term-debt due within one year of $4.8 million. This is due to the higher level of cheques issued but uncashed that comprises bank indebtedness, that if cashed would be included in long-term debt. Management considers that the Fund has sufficient liquidity to meet its daily operational commitments and existing obligations. Principally all of the Fund's accounts receivable are with customers in the oil and gas industry and are under the terms of the Fund's shipping rules and regulations or pursuant to contracts. Balances are payable on the 25th day of the following business month. This date coincides with the date on which oil and gas companies receive payment from industry partners and customers. Furthermore, on the conventional pipeline systems, the Fund has the right to take the shipper's oil in kind to settle any outstanding receivable balance. Therefore, the risk of non-collection is considered to be extremely low.

The Fund distributes all of its net cash flow, subject to retaining an appropriate distribution reserve, financing, maintenance capital, making repayments on debt and, if applicable, funding future removal and site restoration reserves. Aggregate debt of $622.1 million at December 31, 2005 resulted in a ratio of total debt to total enterprise value of 25 percent. This compares to $686.1 million and 32 percent, respectively, at the end of the prior year.

Development capital expenditures totaled $75.5 million in 2005, an increase of $18.8 million from 2004. A significant amount of this increase is related to construction of new connections and facility upgrades on the Alberta conventional pipeline systems as well as new facilities, equipment and line fill purchases required to establish the new terminalling, storage and hub services business in Alberta. Maintenance capital expenditures for 2005 totaled $3.9 million, compared to $1.3 million in 2004, an increase of $2.6 million. A portion of the increase is due to periodic costs relating to the ethylene storage facility, the cost of which is flowed through to customers under the contract. Current significant capital expenditure commitments for 2006 include the construction of the Cheecham Lateral and work on the Horizon Pipeline, both of which should begin in 2006 (see "Contractual Obligations").

Credit rating agency ratings on Pembina Pipeline Income Fund and Pembina Pipeline Corporation were confirmed during 2005. The STA-2 (low) stability rating and "BBB high" senior secured and "BBB" senior unsecured debt rating assigned by the Dominion Bond Rating Services ("DBRS") and, the "BBB" long term corporate credit with a stable outlook, "BBB plus" senior secured and "BBB" senior unsecured debt rating by Standard and Poor's ("S&P") are current. The DBRS stability rating system measures the volatility and sustainability of distributions per Trust Unit on a rating scale STA-1 to STA-7 (STA-1 being the highest rating possible). STA-2 rated funds are considered to have very good distribution per Trust Unit stability and sustainability. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. These ratings recognize the Fund's stable asset profile and financial results, as well as the stability and sustainability of the per Trust Unit distribution.

CONTRACTUAL OBLIGATIONS

		Payments Due by Period			
($ millions)	**Total**	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Office and vehicle leases	**$ 14.5**	$ 3.0	$ 4.7	$ 3.1	$ 3.7
Long-term debt	**464.1**	8.0	207.7	15.4	233.0
Convertible debentures	**158.0**	8.0	23.8	126.2	
Total contractual obligations	**$ 636.6**	$ 19.0	$ 236.2	$ 144.7	$ 236.7

Pembina is committed to the construction and the operation of both the Cheecham Lateral and the Horizon Pipeline. In both cases, Pembina will operate the system for 25 years from the in-service date. Based on the current in service projections and subject to potential extensions to these agreements, this operational commitment for the Cheecham Lateral will expire in 2032 and in 2033 for the Horizon Pipeline.

The Cheecham Lateral, currently set to begin construction in the first quarter of 2006, is projected to cost $42.0 million and should begin operations late in the year. Definitive documents for the Cheecham Lateral were signed effective December 1, 2005.

The Horizon Pipeline, which is currently projected to cost $300.0 million, will also commence construction in 2006, with operations slated to commence in mid-2008. Formal documentation, comprised of a Construction Support Agreement and a Transportation Agreement, are expected to be executed by the end of the first quarter of 2006. The agreements may be terminated by the customer, Canadian Natural Resources Limited, prior to commencement of construction should capital or operating costs, pursuant to detailed engineering, significantly exceed current estimates. Pembina is confident such costs will be within the specified range, having recently completed a major expansion of the AOSPL system.

CRITICAL ACCOUNTING ESTIMATES

Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the Fund. Readers are referred to Note 2 of the audited consolidated financial statements as at and for the year ended December 31, 2005 for a description of the Fund's significant accounting policies. The following discussion outlines certain items for which critical estimates must be made in preparing those statements.

Depreciation

Pipeline assets and facilities are generally depreciated using the declining balance method at rates ranging from three percent to ten percent per annum. The AOSPL and ethylene storage assets are depreciated using the straight-line method at rates ranging from three to five percent. These rates have been established to depreciate the original asset and facility costs over the economic lives or contractual duration of the related assets. Estimates of the economic life of various pipeline systems have been based on projecting future throughputs using historic oil and gas production decline rates and throughputs. Management has assumed that these historical trends will continue and that the increased tolls required to offset these decline rates will also remain competitive. However, the actual useful life of the assets may differ from management's original estimate due to higher decline rates, non-competitive tolls and customer requirements. A resultant change in depreciation expense would have a corresponding effect on the net earnings of the Fund.

Goodwill

Goodwill, which represents the estimated tax costs related to the difference between the fair value and the tax base of acquired assets, is assessed by the Fund for impairment at least annually. Management estimates the fair value of these assets by discounting the projected future cash flows generated by these assets using the Fund's weighted average cost of capital. If it is determined that the fair value of the future cash flows is less than the book value of the assets at the time of the assessment, an impairment amount would be determined by deducting the fair value of the cash flows from the book values and applying it against the book balance of goodwill. To date, there has been no impairment of these goodwill values.

Asset Retirement Obligations

Management recognizes the fair value of an estimated asset retirement obligation in the period in which it is incurred, when an estimate can reasonably be made and industry practice or regulation requires removal of the asset upon retirement. The estimated fair value is recorded as a long-term liability with a corresponding increase in the carrying value of the property, plant and equipment. The liability is accumulated over time through charges to period earnings and is reduced by the actual costs incurred upon settlement. Any difference between the actual cost incurred upon settlement and the recorded liability is recognized as a gain or loss in the Fund's earnings.

Asset Impairment

Management regularly reviews property, plant, equipment and other intangibles to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. Impairment is generally considered to have occurred when the fair value of the future cash flows that are to be generated by an asset are less than the carrying value of that asset. If impairment has occurred, an impairment charge to earnings is recognized in the amount that the carrying value of the asset exceeds its fair value.

Pensions and other Post Retirement Benefits

The Fund accrues for its obligations under its employee pension plan and the related costs, net of pension plan assets. The costs of the pension plan and other retirement benefits is actuarially determined using the projected benefit method based on the length of service and reflects management's best estimate of expected pension plan investment performance, salary escalation and retirement ages of employees. The return on the pension plan assets is based on the fair value of those assets. The obligation is discounted using a market interest rate at the beginning of the year on high quality corporate debt instruments. The pension expense includes the costs of pension benefits earned during the current year, the interest cost on pension obligations, the return on pension plan assets, the amortization of the net transitional obligation, the amortization of adjustments arising from pension plan amendments and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets. The amortization period covers the expected average remaining service lives of employees covered by the pension plan. The actual costs and projections may differ from management's estimates and any change would have a corresponding effect in the net earnings of the Fund.

CHANGES IN ACCOUNTING PRINCIPLES AND PRACTICES

There were no changes in Pembina's principles or practices that affected the disclosure of or the accounting for its operations for the year ended December 31, 2005. Furthermore, Pembina does not anticipate any change in its accounting principles or practices for the upcoming year.

TRUST UNIT INFORMATION

	March 1, 2006	December 31, 2005	December 31, 2004
Trading volume and value *(in thousands of dollars, except where noted)*			
Total volume *(Trust Units)*	10,016,165	57,295,154	49,178,044
Average daily volume	238,480	227,362	195,930
Value traded	$ 168,051	$ 827,360	$ 610,125
Trust Units outstanding at year end *(Trust Units)*	117,991,407	113,897,002	102,933,221
Year end unit trading price *($/Unit)*	$ 18.51	$ 15.95	$ 13.65
Market value *(at December 31)*			
Trust Units	$ 2,184,013	$ 1,816,657	$ 1,405,035
8.25% convertible debentures [2]	13,548	14,336	17,611
7.50% convertible debentures [3]	39,095	37,308	41,577
7.35% convertible debentures [4]	138,683	167,884	236,159
Market capitalization	2,375,339	2,036,185	1,700,382
Senior debt	473,000	463,600	434,388
Total enterprise value	$ 2,848,339	$ 2,499,785	$ 2,134,770

[1] *Based on the 42 trading days from January 1 to March 1, 2006 inclusive.*
[2] *$8.3 million principal amount of 8.25% convertible debentures outstanding at a market price of $172.21 at December 31, 2005.*
[3] *$24.6 million principal amount of 7.50% convertible debentures outstanding at a market price of $151.50 at December 31, 2005.*
[4] *$131.8 million principal amount of 7.35% convertible debentures outstanding at a market price of $127.35 at December 31, 2005.*

The Fund's Trust Units, along with each of the three series of convertible debentures, are publicly traded on the Toronto Stock Exchange. The total market value of the Fund's outstanding securities was $2.0 billion at December 31, 2005. Issued and outstanding Trust Units of the Fund rose to 113.9 million by the end of 2005, an increase of 11.0 million from 2004. During 2005, 8.0 million Trust Units were issued through debenture conversions, 2.3 million Trust Units were issued under the Premium DRIP (which is described below) and 0.7 million were issued upon the exercise of Trust Unit options. Pembina's ratio of total debt to total enterprise value declined from 32 percent at the end of 2004 to 25 percent as at December 31, 2005. Management remains satisfied that the leverage currently employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Pembina's Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan ("Premium DRIP Plan") raised $31.3 million in 2005, compared to $29.8 million in 2004. Since its launch in 2003, the plan has attracted strong Unitholder interest and has raised $90.1 million. The Fund views the Premium DRIP Plan as a dependable, cost effective source of incremental financing, and uses the proceeds to fund its capital program. Premium DRIP Plan participation may be limited to ensure that the dilutive impact of the Units issued is minimized. The 7.4 million Trust Units issued through the Premium DRIP Plan since the Plan's inception represent less than 6.5 percent of the total issued and outstanding units at the end of the year. In 2006, Pembina has the potential to raise $50.0 million based upon current participation levels of the Premium DRIP plan, but will maintain the flexibility to alter this target, dependent on the actual participation and capital funding requirements during the year.

RISK FACTORS

Following is a summary of the primary risk factors identified by management that could potentially have a material impact on the financial results and operations of the Fund. For a full discussion of these and other risk factors affecting the business and operation of the Fund and its operating subsidiaries, readers are referred to the Fund's Annual Information Form, an electronic copy of which is available through the internet on Pembina's website at **www.pembina.com** or on the Fund's SEDAR profile at **www.sedar.com**.

Distributions

The Fund has announced its distribution objective for 2006 of $1.14 per Trust Unit, an approximately 9 percent increase over the 2005 annual distribution. Management believes that continued strong operating results produced by Pembina's conventional assets, coupled with growth in its oil sands and midstream business units, will continue to generate significant and sustainable cash flow that will support the new level of cash distribution. However, there can be no assurance that this level of distribution will be achieved. The actual amount of distributions paid to Unitholders will depend upon numerous factors including, but not limited to, operating cash flow, general and administrative costs, debt repayment and service costs, taxes, capital expenditures, reclamation reserves - if any, and working capital requirements. Payments by Pembina, the principal operating subsidiary, to the Fund may be delayed or reduced by restrictions imposed by lenders, disruptions in services or the ability of Pembina, under certain circumstances, to delay interest payments on its senior secured notes for up to twelve months.

ANNUAL VALUE TRADED AND AVERAGE DAILY TRADING VOLUME


Annual Value Traded ($ millions)
Average Daily Volume (thousands of Units)
$800
$700
$600
$500
$400
$300
$200
$100
$0
230
210
180
150
120
90
60
30
0
98*
99
00
01
02
03
04
05

* PIF.UN commenced trading as a fully paid trust unit on October 23, 1998.

Debt Service

At the end of 2005, Pembina had exposure to floating interest rates on $105.8 million in bank debt. A 0.25 percent change in short-term interest rates would have an annualized impact of $0.3 million on net cash flows. Variations in interest rates and scheduled principal repayments, if required under the terms of the banking agreements as described in Note 6 to the Fund's 2005 financial statements, could result in significant changes in the amounts required to be applied to debt service before payment of any amounts by the operating subsidiaries to the Fund. Certain covenants in the agreements with the lenders may also limit payments by the operating subsidiaries to the Fund. Although it is believed that the existing credit facilities are sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Pembina or that additional funds can be obtained. Holders of the Pembina senior secured notes have been provided with security over substantially all of the assets of Pembina. If Pembina becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, the lenders will rank senior to the fund in respect of payments made by the operating subsidiaries on securities or unsecured promissory notes that are held by the Fund. As a result, cash distributions from the Fund to Unitholders would be adversely affected by such circumstances.

Capital Resources
Future expansions of the pipeline assets (such as the Horizon and Cheecham pipelines), acquisitions and other capital expenditures will be financed from sources such as cash generated from operations, borrowing or issuance of additional Trust Units or other securities of the Fund or Pembina. There can be no assurance that sufficient capital will be available on terms that would be considered as acceptable to the Fund to support these expansions or other required capital expenditures. Should external sources of capital become limited or unavailable, Pembina's ability to make the necessary or desirable capital expenditures could be severely restricted. To the extent Pembina is required to use cash flow to finance capital expenditures the level of cash distributed to Unitholders could be reduced.

Reserve Replacement and Throughput
Tariff revenues are based upon a variety of tolling arrangements, including "deliver or pay" contracts, costs of service arrangements and market-based tolls. As a result, certain tariff revenues are heavily dependent upon throughput levels. Future throughput on Pembina's crude oil and NGL pipelines and replacement of oil and gas reserves in service areas will be dependent upon the success of producers operating in those areas exploiting their existing reserve bases as well as exploring for and developing additional reserves. Without reserve additions or expansion of the service areas, throughput on the pipelines will decline over time as reserves are depleted. In addition, as reserves are depleted or if the product prices for crude oil, condensate and natural gas liquids (NGLs) decline, production costs may increase relative to the remaining value of the reserves in place, causing producers to shut-in production, seek out lower cost alternatives for transportation to market or pressure Pembina to reduce the effective tariffs.

The oil and natural gas price volatility that the industry has experienced over the past number of years is due to supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas producing regions, not necessarily located in western Canada, all of which are beyond the Fund's control.

Environmental Costs and Liabilities
Pembina is subject to Canadian Federal and Alberta and British Columbia Provincial laws and regulations relating to environmental protection and operational safety. While Pembina believes that the current operation of its pipeline systems is in compliance with all applicable environmental and safety regulations, there can be no assurance that substantial costs or liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulation and enforcement or claims for damages to persons or property resulting from Pembina's operations, could result in significant costs and liabilities to Pembina. If Pembina were not able to recover the resulting costs through insurance or tariffs, cash flow available to make cash distributions to Unitholders or to service obligations under the convertible debentures would be adversely affected. While Pembina maintains insurance in respect of damage caused by seepage or pollution in an amount it considers prudent and in accordance with industry standards, certain provisions of this insurance may limit its availability in respect of certain occurrences unless they are discovered within fixed timed periods. These periods can range from 72 hours to seven days. If Pembina is unaware of or is unable to locate the problem within the relevant time period insurance coverage may not be available. However, Pembina is of the opinion that it has adequate leak detection systems in place to detect and monitor a significant spill of product.

Competition to the Pipeline Operations
Pembina competes with other pipelines in its service areas as well as other transporters of crude oil and NGLs. The introduction of competing transportation alternatives into Pembina's service areas could potentially have the impact of limiting Pembina's ability to adjust tolls as it may deem necessary. Additionally, potential pricing differentials on the components of NGLs may result in these components being transported by competing gas pipelines. Pembina believes that it is prepared for and is determined to meet these existing and potential competitive pressures.

Regulation
Legislation in Alberta and British Columbia exists to ensure that producers have fair and reasonable opportunities to produce, transport, process and market their reserves. In Alberta and British Columbia, the Alberta Energy and Utilities Board and the British Columbia Utility Commission respectively, may, upon application and following a hearing (and in Alberta with the approval of the Lieutenant Governor in counsel), declare the operator of a pipeline a common carrier of oil or natural gas and, as well, must not discriminate between producers who seek access to the pipeline. Producers and shippers may also apply to the regulatory authorities for a review of tariffs if they prove the tariffs are not just and reasonable. Applications by producers to have a pipeline operator declared a common carrier are usually accompanied with an application to have tariffs set by the regulatory authorities. The extent to which regulatory authorities in such instances can override existing transportation or processing contracts has not been fully decided. The potential for direct regulation of tolls, other than for the provincially regulated BC gathering pipelines, while considered remote, could result in toll levels that are not considered fair and reasonable by Pembina and could impair the economic operation of such regulated pipeline systems.

Pipeline Abandonment Costs
Pembina is responsible for compliance with all applicable laws and regulations regarding the abandonment of its pipeline assets at the end of their economic life, and such abandonment costs may be substantial. The proceeds of the disposition of certain assets associated with Pembina's pipeline systems including, in respect of certain pipeline systems, linefill would be available to offset abandonment costs. However, it is not possible to definitively predict abandonment costs since they will be a function of regulatory requirements at the time and the value of Pembina's assets, including linefill, may then be more or less than the abandonment costs. Pembina may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund one or more reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available for distribution to Unitholders and to service obligations under the Convertible Debentures.

Operational Hazards
Pembina's operations will be subject to the customary hazards of the pipeline transportation business. The operations of Pembina's pipelines could be disrupted by natural disasters or other events beyond Pembina's control. A casualty occurrence could result in the loss of equipment or life as well as injury and property damage. Pembina carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences.

Credit Risk

Pembina is subject to credit risk arising out of both its pipeline and midstream operations. A majority of Pembina's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. Historically, Pembina has collected its accounts receivable in full. However, it maintains lien rights on the oil and NGLs that are in Pembina's custody during the transportation of such products on the pipeline as well as the right of offset for single shipper operations. It also actively reviews credit worthiness of all new shippers on its systems and regularly reviews the credit status of current shippers.

Pricing

Terminalling, storage and hub services are dependent upon the ability of Pembina to take advantage of pricing differentials for various qualitative factors in the crude oil and NGL streams. These differentials are based primarily on product density and sulphur content and are subject to normal market forces. Pembina actively monitors the market conditions and the stream content and quality to ensure that it is not subject to undue risk or exposure should there be a significant change in either price or quality factors.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2005				2004			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$ 77,644	$ 73,100	$ 70,120	$ 69,658	$ 71,840	$ 70,974	$ 67,283	$ 69,026
Operating expenses	28,520	24,480	24,763	24,973	25,279	25,481	27,727	26,541
EBITDA [1]	45,027	44,558	40,207	39,738	42,490	40,694	36,386	38,342
Net earnings	21,705	19,778	14,373	14,553	15,374	15,112	11,336	18,601
Net earnings per Trust Unit *($/Unit)*								
Basic and diluted	0.19	0.18	0.14	0.14	0.15	0.15	0.11	0.19
Distributed cash [1]	29,667	29,099	27,474	27,242	26,939	26,645	26,420	26,188
Distributed cash per Trust Unit [1]								
Basic	0.2625	0.2625	0.2625	0.2625	0.2625	0.2625	0.2625	0.2625
Diluted	0.2542	0.2625	0.2558	0.2554	0.2550	0.2533	0.2543	0.2543
Trust Units outstanding *(Thousands)*								
Weighted average *(Basic)*	113,019	110,845	104,659	103,776	102,622	101,502	100,647	99,764
Weighted Average *(Diluted)*	127,445	126,427	126,003	125,376	125,236	124,360	123,541	122,688
End of Period	113,897	111,938	104,949	104,127	102,933	101,874	100,902	100,115

[1] *Refer to "Non GAAP measures" on page 30.*

Pembina's stable operations typically produce limited variability in quarterly results. However, continued growth in Pembina's underlying asset base has generally resulted in increased revenues, expenses and cash flows over the last eight quarters. Variations in this trend result from one-time events and expected seasonal factors which impact oil and gas production, occurring most frequently during the second quarter of each year.

FOURTH QUARTER RESULTS

For specific information regarding the Fund's financial and operational results for the fourth quarter of 2005, readers are directed to the Fund's Interim Report for the fourth quarter of 2005, an electronic copy of which is available on Pembina's website at **www.pembina.com** and on the Fund's SEDAR profile at **www.sedar.com**.

Manager's Report

The consolidated financial statements of Pembina Pipeline Income Fund (the "Fund") are the responsibility of Pembina Management Inc. (the "Manager"). The financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the Manager's best estimates and judgments, where appropriate.

The Manager is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In the preparation of these financial statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. The Manager believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

The Manager maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that accounting systems provide timely, accurate and reliable financial information.

The Board of Directors of Pembina Pipeline Corporation (the "Board") is responsible for ensuring that the Manager fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising their responsibilities through the Audit Committee, which is composed of three non-management directors. The Audit Committee meets periodically with the Manager and the auditors to satisfy itself that the Manager's responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

KPMG LLP, the independent auditors, have audited the Fund's financial statements in accordance with Canadian generally accepted auditing standards and their report follows. The independent auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings.

"Robert B. Michaleski"

Robert B. Michaleski
President and Chief Executive Officer
Pembina Pipeline Corporation and
Pembina Management Inc.

March 2, 2006

"Peter D. Robertson"

Peter D. Robertson
Vice President Finance and
Chief Financial Officer
Pembina Pipeline Corporation
and Pembina Management Inc.

Auditors' Report to the Unitholders

We have audited the consolidated balance sheets of Pembina Pipeline Income Fund as at December 31, 2005 and 2004 and the consolidated statements of earnings and the cash flows for the years then ended. These financial statements are the responsibility of the Fund manager. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2005 and 2004 and the results of the operations and the cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"KPMG LLP"

Chartered Accountants
Calgary, Canada
February 23, 2006

Consolidated Balance Sheets

December 31, 2005 and 2004 (In thousands of dollars)	2005	2004
Assets		
Current assets:		
Accounts receivable	$ 31,012	$ 26,432
	31,012	26,432
Property, plant and equipment *(note 4)*	1,161,691	1,160,613
Goodwill and other *(note 5)*	366,416	361,855
	$ 1,559,119	$ 1,548,900
Liabilities and Unitholders' Equity		
Current liabilities:		
Bank indebtedness	$ 7,311	$ 2,971
Accounts payable and accrued liabilities	18,489	12,792
Distributions payable to Unitholders	9,966	9,007
Current portion of long-term debt *(note 6)*	7,968	3,522
Current portion of convertible debentures *(note 7)*	8,000	
	51,734	28,292
Long-term debt *(note 6)*	456,094	430,866
Convertible debentures *(note 7)*	150,040	251,663
Asset retirement obligations *(note 9)*	19,716	15,729
Future income taxes *(note 10)*	137,923	167,300
	815,507	893,850
Unitholders' equity:		
Trust Units *(note 11)*	1,073,537	941,902
Earnings to date	358,144	287,735
Distributions to date	(688,069)	(574,587)
	743,612	655,050
Commitments *(note 16)*		
	$ 1,559,119	$ 1,548,900

On behalf of the Board of

Pembina Pipeline Corporation:

"Lorne B. Gordon"

Lorne B. Gordon
Director

"David A. Bissett"

David A. Bissett
Director

See accompanying notes.

Consolidated Statements of Earnings

Years ended December 31, 2005 and 2004 (In thousands of dollars, except per Trust Unit amounts)	**2005**	2004
Revenues:		
Pipeline transportation	**$ 259,803**	$ 255,838
Midstream	**30,719**	23,285
	290,522	279,123
Expenses:		
Operations	**102,736**	105,028
General and administrative	**16,808**	14,200
Management fee	**1,165**	1,076
Depreciation and amortization *(note 4, 5)*	**85,270**	83,695
Accretion on asset retirement obligations *(note 9)*	**1,015**	952
Other	**283**	817
	207,277	205,768
Earnings before interest and taxes	**83,245**	73,355
Interest on long-term debt *(note 6)*	**(23,877)**	(24,131)
Interest on convertible debentures *(note 7)*	**(16,599)**	(19,890)
Earnings before taxes	**42,769**	29,334
Income and capital taxes (reduction) *(note 10)*	**(27,640)**	(31,089)
Net earnings	**70,409**	60,423
Earnings to date, beginning of year	**287,735**	227,312
Earnings to date, end of year	**$ 358,144**	$ 287,735
Earnings per Trust Unit *(note 13)*		
Basic and diluted	**$ 0.65**	$ 0.60

See accompanying notes.

Consolidated Statements of Cash Flows

Years ended December 31, 2005 and 2004 (In thousands of dollars)	**2005**	2004
Cash provided by (used in):		
Operating activities:		
Net earnings	**$ 70,409**	$ 60,423
Items not involving cash:		
Depreciation and amortization	**85,270**	83,695
Accretion on asset retirement obligations	**1,015**	952
Future income tax reduction	**(29,377)**	(33,300)
Employee future benefits expense	**3,383**	3,609
Other	**362**	584
Employee future benefits contributions	**(13,349)**	(4,436)
Changes in non-cash working capital *(note 14)*	**(5,353)**	6,054
Cash flow from operations	**112,360**	117,581
Financing activities:		
Bank borrowings	**31,438**	18,277
Repayment of bank loan		(110,400)
Repayment of senior secured notes	**(1,764)**	
Issue of private placement notes (net of costs)		247,125
Repayment of AOSPL expansion facility		(139,600)
Issue of Trust Units *(note 11)*	**38,012**	32,780
Distributions to Unitholders - current year	**(103,516)**	(97,185)
Distributions to Unitholders - prior year	**(9,007)**	(8,642)
	(44,837)	(57,645)
Investing activities:		
Capital expenditures	**(79,457)**	(58,007)
Changes in non-cash working capital *(note 14)*	**7,594**	(8,166)
	(71,863)	(66,173)
Change in cash	**(4,340)**	(6,237)
Cash (bank indebtedness), beginning of year	**(2,971)**	3,266
Bank indebtedness, end of year	**$ (7,311)**	$ (2,971)
Other cash disclosures:		
Interest on long-term debt paid	**$ (25,484)**	$ (22,094)
Interest on convertible debentures paid	**$ (15,606)**	$ (19,741)
Interest capitalized	**$ (2,100)**	
Taxes paid	**$ (928)**	$ (1,980)

See accompanying notes.

Notes to Consolidated Financial Statements

Years ended December 31, 2005 and 2004 (Tabular amounts stated in thousands of dollars, except per Trust Unit amounts)

Note 1. Structure Of The Fund:

Pembina Pipeline Income Fund (the "Fund") is an open-ended, single purpose trust formed under the laws of the Province of Alberta pursuant to a declaration of trust. The Fund commenced operations in October 1997 when it acquired all of the shares and unsecured promissory notes of Pembina Pipeline Corporation ("Pembina") which owns or has interests in pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia, and other energy related infrastructure.

The Fund makes monthly distributions of its distributable cash to Unitholders of record on the last day of each calendar month. The amount of the distributions per Trust Unit are equal to the pro-rata share of interest income (and in certain circumstances repayment of principal) on the Pembina notes and dividends (and in certain circumstances repayment of capital) on the Pembina shares less expenses of the Fund and cash redemptions of Trust Units.

Pursuant to the Fund's distribution policy, it will pay interest, principal, dividends and capital, subject to retaining an appropriate distribution reserve, satisfying its financing covenants, making loan repayments, and funding future removal and site restoration expenditures. Pembina's maintenance capital expenditures are expected to be funded from available cash while ongoing development, expansions and acquisitions of pipeline and other assets and related facilities are expected to be funded primarily through borrowings or issuance of additional Trust Units.

Pembina, together with the other operating subsidiaries of the Fund, is managed by Pembina Management Inc. (the "Manager") pursuant to a management agreement. Effective March 1, 2005, as compensation for its services, the Manager is entitled to:

(a) a management fee equal to 0.9825% of distributed cash;

(b) an acquisition fee of 0.655% of the purchase price of any material pipeline asset or facility acquired or swapped;

(c) a disposition fee of 0.49125% of the sales price of any material pipeline asset or facility sold; and

(d) an annual incentive fee calculated as a percentage of distributed cash per Trust Unit as follows: 4.9125% of such distribution equal to or in excess of $1.05 per Trust Unit annually but less than $1.09 per Trust Unit annually; 6.55% of such distribution equal to or in excess of $1.09 per Trust Unit annually but less than $1.19 per Trust Unit annually; and 7.86% of such distribution equal to or in excess of $1.19 per Trust Unit annually.

Prior to March 1, 2005, the management fee was 0.9675% of distributed cash, the acquisition fee was 0.645% of any material acquisition and the disposition fee was 0.48375% of any material disposition. The annual incentive fee was increased by 1.55%

In 2005 the Manager was paid a management fee of $1.2 million (2004 - $1.1 million).

Pursuant to an administration agreement, as compensation for its administrative services to the Fund, the Manager receives an annual fee of $20,000.

Note 2. Significant Accounting Policies:

The preparation of these consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. In the opinion of the Manager, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of Canadian generally accepted accounting principles for non rate-regulated entities.

REGULATION

The pipeline systems in Alberta and British Columbia are subject to the respective provincial utilities board authority over matters such as construction, rates and rate setting agreements with customers. Pipelines crossing provincial borders are also subject to the authority of the National Energy Board. The Alberta pipelines generally operate under market tolling arrangements and the utilities board will not review rates unless it receives a complaint. Rates on the British Columbia pipelines require provincial utility board approval.

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Fund, its wholly owned subsidiary companies and partnerships, and its proportionate share of the accounts of joint ventures and partnerships. The Fund does not utilize off balance sheet arrangements with unconsolidated entities.

CASH AND CASH EQUIVALENTS

Short term investments with original maturities of ninety days or less are considered to be cash equivalents and are recorded at cost which approximates market value.

PRODUCT INVENTORY

Crude oil, condensates and natural gas liquids are valued at the lower of cost or market determined using an average cost method.

PROPERTY, PLANT AND EQUIPMENT

Development capital expenditures (upgrades and expansions) and maintenance capital expenditures (major renewals and improvements) are capitalized at cost. Maintenance and repair costs are expensed as incurred. Interest is capitalized during the construction phase of large expansions.

Pipeline assets and facilities are generally depreciated using the straight line or declining balance method at rates ranging from 3% to 10% per annum. AOSPL and storage assets and facilities are depreciated using the straight line method at annual rates ranging from 3% to 5%. These rates are established to depreciate original costs over the economic lives or contractual duration of the related assets.

GOODWILL

Goodwill represents the estimated tax costs related to the difference between the fair value and the tax base of acquired assets. Goodwill is not amortized but, at a minimum, is subject to an annual impairment test and an impairment loss is recognized when the carrying amount of goodwill exceeds its fair value. The measurement methodology used to evaluate whether there is a permanent impairment in the value of goodwill is based on discounted cash flows.

OTHER INTANGIBLES

Other intangibles acquired individually or as part of a group of assets are recognized and measured at cost. Other intangibles are amortized using the straight line method over the 20 year contractual duration of the related asset.

Note 2. Significant Accounting Policies: *(continued)*

IMPAIRMENT OF LONG-LIVED ASSETS

Management reviews property, plant and equipment and other intangibles to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. If impairment has occurred, an impairment charge to earnings is recognized for the amount the carrying value of the asset exceeds its estimated fair value.

EMPLOYEE PENSION PLAN

A subsidiary of the Fund maintains a non-contributory defined benefit pension plan covering its employees along with an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. The cost of pension benefits earned by employees in the defined benefit plans are charged to earnings as services are rendered using the projected benefit method prorated on service. The cost of the defined benefit plans reflects management's estimate of the rate of return on pension plan assets, salary escalations, mortality and other factors affecting the payments of future benefits. Adjustments arising out of plan amendments, changes in assumptions and experience gains and losses are normally amortized, using the corridor method, over the expected remaining average service life of the employee group. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets. The market value of assets is used for all calculations.

ASSET RETIREMENT OBLIGATIONS

The fair value of the estimated asset retirement obligations are recognized in the period in which they are incurred, when an estimate can reasonably be made and industry practice or regulation requires removal of the asset upon retirement. The fair value is recorded as a long term liability with a corresponding increase in the carrying value of the property, plant and equipment. The liability is accumulated over time through charges to earnings and is reduced by the actual costs incurred upon settlement. Any difference between the actual costs incurred upon settlement and the recorded liability is recognized as a gain or loss in earnings.

INCOME TAXES

Income taxes, based on current legislation, are recorded on the liability method of accounting as the subsidiaries are projected to be taxable in the future. Income tax obligations relating to distributions from the Fund are the obligations of the Unitholders. Accordingly, no provision for income taxes on the earnings of the Fund have been made.

Future income tax liabilities of subsidiaries are recognized on acquisitions and reflect the difference between the book value and tax value of capital assets at future statutory income tax rates. On recognition, an equivalent amount is allocated to property, plant and equipment or, if the consideration paid approximates the estimated depreciated replacement cost, then the allocation is to goodwill. The future income tax reduction represents the change in these amounts during the year.

REVENUE RECOGNITION

Pipeline transportation revenues are recorded when the services have been provided. For rate or contractually regulated pipeline operations, revenue is recognized in a manner that is consistent with the underlying rate design as mandated by agreement or regulatory authority.

Certain pipelines have been designated single-shipper lines where producers must either sell their product at the inlet point or sell their product at the inlet point and repurchase it at the delivery point for the inlet price paid plus an agreed-upon differential on a pre-arranged basis. The buy/sell transactions are recognized on a net basis in the statement of earnings. Product sales are recognized when the product is delivered to a customer.

Storage revenue is recognized when the service is provided consistent with the rate contracted with the customer.

UNIT BASED COMPENSATION

The Fund uses the fair value method to account for the compensation cost of options granted pursuant to the unit option plan described in note 12. Under the fair value method, the options are measured at fair value at the grant date and the cost is recognized in earnings over the vesting period. Consideration paid on exercise of the options is credited to Unitholders' equity.

The Fund has a restricted trust unit plan as described in note 12. As participants in this plan are entitled to a cash payment on a fixed vesting date, the Fund is using the intrinsic value method to account for the compensation cost of this plan. Changes in intrinsic value result in a change in the measurement of compensation cost. As awards vest at the end of the vesting period, compensation cost is recognized as incurred.

RISK MANAGEMENT

The Fund uses derivative financial instruments to manage exposure to interest rates and power costs. The Fund does not use financial instruments for trading or speculative purposes.

The Fund formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Fund also assesses, both at inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Fund enters into interest rate swaps to manage the earnings impact of fluctuating interest rates on long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Fund designates these swaps as interest rate hedges. Payments and receipts under interest rate swap contracts are recognized as adjustments to interest expense on long-term debt.

The Fund uses price swap contracts to manage volatility in power prices. The Fund designates these swaps as power cost hedges. Payments and receipts under these swap agreements are recognized as adjustments to operating costs.

Note 3. Business Segments:

The Fund conducts its operations through three operating segments: Conventional Pipelines, Oil Sands Infrastructure and Midstream Business.

Conventional Pipelines consists of the tariff based operations of pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

Oil Sands Infrastructure consists of pipelines and related facilities to deliver synthetic crude oil produced from oil sands.

Midstream Business consists of a direct and indirect interest in a storage operation and direct contractual interests in terminalling, storage and hub services.

Note 3. Business Segments: *(continued)*

The financial results of the business segments are as follows:

	Conventional Pipelines	Oil Sands Infrastructure	Midstream Business	2005 Total
2005				
Revenues				
Pipeline transportation	**$ 204,331**	**$ 55,472**	**$**	**$ 259,803**
Terminalling, storage and hub services			**30,719**	**30,719**
Revenue before expenses	**204,331**	**55,472**	**30,719**	**290,522**
Expenses				
Operations	**80,388**	**18,523**	**3,825**	**102,736**
General and administrative	**15,581**	**1,227**		**16,808**
Management fee	**1,165**			**1,165**
Depreciation and amortization	**66,114**	**9,978**	**9,178**	**85,270**
Accretion on asset retirement obligations	**960**	**55**		**1,015**
Other	**283**			**283**
	164,491	**29,783**	**13,003**	**207,277**
Earnings before interest and taxes	**$ 39,840**	**$ 25,689**	**$ 17,716**	**$ 83,245**
Property, plant and equipment	**$ 747,810**	**$ 298,052**	**$ 115,829**	**$ 1,161,691**
Goodwill and other	**$ 207,486**	**$ 28,300**	**$ 130,630**	**$ 366,416**

	Conventional Pipelines	Oil Sands Infrastructure	Midstream Business	2004 Total
2004				
Revenues				
Pipeline transportation	$ 201,734	$ 54,104	$	$ 255,838
Terminalling, storage and hub services			23,285	23,285
Revenue before expenses	201,734	54,104	23,285	279,123
Expenses				
Operations	83,348	18,157	3,523	105,028
General and administrative	12,204	1,996		14,200
Management fee	1,076			1,076
Depreciation and amortization	64,624	9,384	9,687	83,695
Accretion on asset retirement obligations	900	52		952
Other	817			817
	162,969	29,589	13,210	205,768
Earnings before interest and taxes	$ 38,765	$ 24,515	$ 10,075	$ 73,355
Property, plant and equipment	$ 754,722	$ 300,797	$ 105,094	$ 1,160,613
Goodwill and other	$ 199,279	$ 28,300	$ 134,276	$ 361,855

A summary of the Fund's interest in the Fort Saskatchewan Ethylene Storage Partnership as at December 31, 2005 is as follows:

	2005	2004
Current assets	**$ 1,801**	$ 1,651
Working capital	**1,801**	1,651
Property, plant and equipment	**100,477**	105,094
Goodwill and other intangibles	**130,630**	134,276
Future income taxes	**(57,031)**	(60,115)
Investment in partnership	**$ 175,877**	$ 180,906
Revenues	**$ 21,543**	$ 21,074
Expenses	**3,423**	3,523
Net earnings	**$ 8,942**	$ 7,864
Cash flows provided by (used in):		
Operating activities	**$ 18,120**	$ 17,551

Note 4. Property, Plant And Equipment:

	Cost	Accumulated Depreciation	2005 Net	2004 Net
Pipeline assets and facilities	$ 1,519,475	$ (473,613)	**$ 1,045,862**	$ 1,055,519
Midstream assets and facilities	130,035	(14,206)	**115,829**	105,094
	$ 1,649,510	$ (487,819)	**$ 1,161,691**	$ 1,160,613

Depreciation expense in 2005 was $81.3 million (2004 - $79.8 million).

Note 5. Goodwill And Other:

	Cost	Accumulated Amortization	2005 Net	2004 Net
Goodwill	$ 287,670	$	**$ 287,670**	$ 287,670
Other intangibles	75,000	(9,370)	**65,630**	69,276
Deferred charges	7,357	(3,083)	**4,274**	4,909
Pension asset	8,842		**8,842**	
	$ 378,869	$ (12,453)	**$ 366,416**	$ 361,855

Amortization of deferred charges included depreciation and amortization expense of $4.0 million (2004 - $3.9 million) and interest on long-term debt expense of $0.3 million (2004 - $0.6 million).

Note 6. Long-Term Debt:

	Available facilities at December 31, 2005	2005	2004
Bank loans:			
Operating facility	$ 30,000	**$ 10,826**	$ 4,388
Revolving credit facility	230,000	**105,000**	80,000
Senior unsecured notes - Series A	175,000	**175,000**	175,000
Senior unsecured notes - Series B	75,000	**75,000**	75,000
Senior secured notes	98,236	**98,236**	100,000
	$ 608,236	**$ 464,062**	$ 434,388
Less current portion		**(7,968)**	(3,522)
Balance December 31		**$ 456,094**	$ 430,866

The bank facilities are syndicated facilities established with Canadian chartered banks. These facilities will revolve until July 24, 2006, when is expected that the facilities will be renewed for a further 365 days. If the lenders do not extend these facilities, the amounts will be repayable over three years with 25% of the principal due in equal quarterly payments over three years with the balance due at the end of the term. Borrowings on the facilities bear interest at bank prime lending rates, banker's acceptance rates plus stamping fees or U.S. LIBOR rates plus applicable margins. The margins vary depending on specified financial ratios ranging from nil to 1.60%.

Series A senior unsecured notes bear interest at 5.99% payable semi-annually and are due June 15, 2014. Series B senior unsecured notes bear interest at three month banker's acceptance rates plus 90 basis points payable quarterly in arrears and are due on June 22, 2009. These notes are subject to the maintenance of certain financial ratios.

The $100 million senior secured notes are due 2017 and bear interest at 7.38% per annum, compounded semi-annually and payable monthly in arrears. Blended monthly payments of principal and interest of approximately $1 million are payable on the first day of each month through August 2017. These notes are subject to the maintenance of certain financial ratios, and are secured by a floating charge debenture on the assets of the Fund and its subsidiaries, guarantees of the subsidiaries and a pledge of the subsidiaries' shares.

The Fund has entered into interest rate swaps for a notional amount aggregating $85 million whereby the Fund receives a floating rate and pays a fixed rate averaging 5.65%. The swaps mature from time to time to June 9, 2008. The fair value of the swaps at December 31, 2005 was an unrecognized loss of $0.6 million (2004 - $2.7 million).

Scheduled repayments of bank loans, in the event that the bank facilities are not renewed, together with scheduled payments of principal on the notes in the next five years are as follows:

Year	Bank Facilities	Notes	Total
2006	$ 2,413	$ 5,555	**$ 7,968**
2007	9,652	5,973	**15,625**
2008	9,652	6,422	**16,074**
2009	94,109	81,904	**176,013**
2010		7,423	**7,423**
	$ 115,826	$ 107,277	**$ 223,103**

Note 7. Convertible Debentures:

	8.25%	7.50%	7.35%	Total
Balance, January 1, 2004	$ 13,496	$ 41,668	$ 209,489	$ 264,653
Conversions	(2,362)	(10,464)	(164)	(12,990)
Balance, December 31, 2004	11,134	31,204	209,325	251,663
Conversions	(3,134)	(7,362)	(83,127)	(93,623)
Balance, December 31, 2005	**$ 8,000**	**$ 23,842**	**$ 126,198**	**$ 158,040**

The 8.25% convertible unsecured subordinated debentures mature on March 31, 2006, with interest payable semi-annually on March 31 and September 30. The debentures may be converted at the option of the holder at a conversion price of $9.00 per Trust Unit at any time prior to maturity and may be redeemed by the Fund. The Fund may, at its option, elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units.

The 7.5% convertible unsecured subordinated debentures mature on June 30, 2007, with interest payable semi-annually on June 30 and December 31. The debentures may be converted at the option of the holder at a conversion price of $10.50 per Trust Unit at any time prior to maturity and may be redeemed by the Fund. The Fund may, at its option, elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units.

The 7.35% convertible unsecured subordinated debentures mature on December 31, 2010, with interest payable semi-annually in arrears on June 30 and December 31. The debentures may be converted at the option of the holder at a conversion price of $12.50 per Trust Unit at any time prior to maturity and may be redeemed by the Fund after June 30, 2006. The Fund may, at its option after June 30, 2006, elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units.

The Fund did not allocate a portion of the convertible debentures to equity as the calculation of the equity component was not significant when such an allocation was based on an approximate interest rate that would have been applicable to the issuance of similar debt without the conversion features at the time the debentures were issued.

Note 8. Employee Future Benefits:

A subsidiary of the Fund maintains two non-contributory defined benefit pension plans covering its employees: a funded registered plan for all employees and an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. Benefits under the plans are based on the length of service and the final average best three years of earnings of the employee. Benefits paid out of the plans are not indexed.

The subsidiary funds these plans in accordance with government regulations by contributing to trust funds administered by an independent trustee. The funds are invested primarily in equities and bonds.

The Fund measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation is dated December 31, 2005.

Plan contributions totaled $13.3 million in 2005 (2004 - $4.4 million).

Information about the defined benefit plan is as follows:

	2005	2004
Accrued benefit obligation		
Accrued benefit obligation, beginning of year	**$ 58,257**	$ 50,092
Current service cost	**2,996**	2,662
Interest cost	**3,526**	3,296
Benefits paid	**(2,967)**	(1,674)
Actuarial loss	**10,956**	3,881
Accrued benefit obligation, end of year	**$ 72,768**	$ 58,257
Plan assets		
Fair value of plan assets, beginning of year	**$ 45,828**	$ 38,692
Actual return on plan assets	**4,930**	4,374
Employer contributions	**13,349**	4,436
Benefits paid	**(2,967)**	(1,674)
Fair value of plan assets, end of year	**$ 61,140**	$ 45,828
Funded status		
Deficit	**$ (11,628)**	$ (12,429)
Unamortized net actuarial loss	**23,324**	14,445
Unamortized transitional asset	**(2,854)**	(3,140)
Accrued benefit asset (liability)	**$ 8,842**	$ (1,124)

Plan assets consist of:

Asset category	Percentage of plan assets	
Equity securities	**64%**	65%
Debt securities	**36%**	35%
Total	**100%**	100%

To date, less than 0.1% of the plan assets are invested in securities of the Fund.

Note 8. Employee Future Benefits: *(continued)*

The net benefit plan expense is as follows:

	2005	2004
Current service cost	**$ 2,996**	$ 2,662
Interest cost	**3,526**	3,296
Actual return on plan assets	**(4,930)**	(4,374)
Actuarial loss on accrued benefit obligation	**10,956**	3,881
Cost arising in the period	**12,548**	5,465
Differences between costs arising in the period and costs recognized in the period in respect of:		
Return on plan assets	**1,586**	1,258
Actuarial gains and losses	**(10,466)**	(2,829)
Transitional asset	**(285)**	(285)
Net benefit plan expense	**$ 3,383**	$ 3,609

Assumptions for the expense are as follows:

	2005	2004
Assumptions for expense (January 1)		
Discount rate	**5.9%**	6.2%
Expected long-term rate of return on plan assets	**7.0%**	7.0%
Rate of compensation increase	**4.0%**	4.0%
Assumptions for disclosure (December 31)		
Discount rate	**5.0%**	5.9%
Rate of compensation increase	**4.4%**	4.0%

The Fund has a non-pension post employment benefit plan which has an unfunded benefit obligation of $2.0 million (2004 - $1.7 million). In 2005 there was a plan expense of $0.4 million (2004 - $0.3 million).

Note 9. Asset Retirement Obligations:

The Fund has estimated the net present value of its total asset retirement obligations based on a total future liability (adjusted for 3% inflation per annum) of $139 million (2004 - $100 million) The obligations are expected to be paid over the next 50 years with substantially all being paid after 30 years. The Fund used credit adjusted risk free rates ranging from 7.1% to 7.4% to calculate the present value of the asset retirement obligations.

The property, plant and equipment of the Fund consists primarily of underground pipelines, above ground equipment facilities and storage assets. No amount has been recorded relating to the removal of the underground pipelines or the storage assets as the obligations relating to these assets cannot be reasonably estimated due to the indeterminate timing or scope of the asset retirement. As the timing and scope of retirement become determinable for these assets, the fair value of the liability and the cost of retirement will be recorded.

	2005	2004
Obligations, beginning of year	$ 15,729	$ 14,777
Change in obligation estimate	2,972	
Accretion expense	1,015	952
Obligations, end of year	$ 19,716	$ 15,729

Note 10. Income Taxes:

The components of the subsidiaries' future income tax liability are as follows:

	2005	2004
Difference between book values and tax values of:		
Property, plant and equipment	$ 121,374	$ 149,832
Intangibles	16,549	17,468
	$ 137,923	$ 167,300

The provision for income taxes in the financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate to the Fund's earnings before taxes. This difference results from the following items:

	2005	2004
Earnings before taxes	$ 42,769	$ 29,334
Combined statutory rate	33.6%	33.6%
Income taxes at the statutory rate	14,370	9,856
Increase (decrease) resulting from:		
Tax rate changes on future income tax balances		(6,000)
Capital taxes	1,737	2,211
Interest on convertible debentures	5,577	6,683
Interest deductions of subsidiaries arising from intercorporate debt	(49,324)	(43,839)
Income taxes	$ (27,640)	$ (31,089)

Note 11. Trust Units:

The Fund is authorized to create and issue an unlimited number of Trust Units.

	Trust Units	Amount
Balance, January 1, 2004	98,766,465	$ 896,132
Exercise of option plan options	309,020	3,030
Debenture conversions	1,316,091	12,990
Distribution Reinvestment Plan	2,541,645	29,750
Balance, December 31, 2004	102,933,221	941,902
Exercise of option plan options	644,039	6,762
Debenture conversions	8,033,423	93,623
Distribution Reinvestment Plan	2,286,319	31,250
Balance, December 31, 2005	**113,897,002**	**$ 1,073,537**

Trust Units are redeemable at any time at the option of the holder. The redemption price is equal to the lesser of 95% of the average market price of the Trust Units during a 10 day period commencing immediately after the redemption date and the closing market price on the redemption date. The total amount payable by the Fund in respect of redemptions in any calendar month shall not exceed $250,000. To the extent that a Unitholder is not entitled to receive cash upon the redemption of the Trust Units, the redemption price shall be satisfied by way of the Fund distributing a pro-rata number of Pembina notes, shares or securities of other businesses, if any, acquired from time to time.

A Unitholders' rights plan was approved by the Unitholders on April 28, 2005 for a further three year period. If a bid to acquire control of the Fund is made, the plan is designed to give the board of directors time to consider alternatives to allow Unitholders to receive full and fair value for their Trust Units. In the event that a bid, other than a permitted bid, is made, Unitholders become entitled to exercise rights to acquire Trust Units of the Fund at 50% of market value.

The Fund adopted a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP"). This Plan allows participants an opportunity, under the distribution reinvestment component of the plan, to reinvest distributions into Trust Units at a five percent discount to a weighted average market price or, alternatively, under the premium distribution component of the Plan, to realize two percent more cash on their distributions. Eligible Unitholders can also make optional Trust Unit purchases at the weighted average market price.

Note 12. Trust Unit-Based Compensation:

The Fund has an option plan under which directors, officers and employees are eligible to receive options. The number of Trust Units reserved is limited to 6,242,500 Trust Units, all of which have been granted. The options vest on the date of their grant and expire seven calendar years after their grant.

The following tables summarize information about the outstanding options at December 31, 2005 and 2004:

	Number of Options	Weighted average exercise price
Outstanding and exercisable, January 1, 2004	1,446,988	$ 9.92
Exercised	(309,021)	10.13
Outstanding and exercisable, December 31, 2004	1,137,967	9.87
Granted	728,897	13.85
Exercised	(644,039)	10.33
Expired	(17,500)	10.81
Outstanding and exercisable, December 31, 2005	**1,205,325**	**$ 12.02**

Exercise Price	Number outstanding at December 31, 2005	Weighted average remaining life (years)
$ 6.75	10,000	0.9
$ 7.95	84,230	0.8
$ 8.05	15,000	1.6
$ 8.35	40,000	0.1
$ 10.56	407,731	3.9
$ 13.85	648,364	6.3
$ 6.75 to $ 13.85	**1,205,325**	**4.8**

The weighted average fair value of the 728,897 options granted during the year ended December 31, 2005 was $0.76 per option using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield 8%, expected volatility 24%, risk free interest rate of 4% and an expected life of seven years. The Fund expensed $0.1 million for the year ended December 31, 2005. There were no options granted during 2004.

A long term incentive plan was established in 2005. Under this new unit-based compensation plan, awards of restricted units are made to qualifying employees and directors. The plan will result in participants receiving cash compensation based on the value of underlying notional trust units granted under the plan. The units vest in equal annual amounts over a three year period and the cash payments will be based on a trading value of the Trust Units plus notional accrued distributions.

In 2005, the Fund granted 86,156 awards of restricted units. At December 31, 2005, 37,799 awards had vested. Based on the ninety-day weighted average trading price of the Trust Units prior to December 31, 2005, the estimated intrinsic value of the restricted trust units awarded to December 31, 2005 totaled $1.3 million. The Fund has recorded compensation expense of $0.6 million in 2005 relating to vested awards.

Note 13. Earnings Per Trust Unit:

The following table summarizes the computation of net earnings per Trust Unit:

	2005	2004
Numerator:		
Net earnings	**$ 70,409**	$ 60,423
Numerator for basic earnings per Trust Unit	**70,409**	60,423
Convertible debenture interest	**16,599**	19,890
Numerator for diluted earnings per Trust Unit	**$ 87,008**	$ 80,313
Denominator:		
Weighted average denominator for basic Trust Units	**108,108**	101,139
Dilutive instruments:		
Employee options	**283**	188
Subordinated debentures converted to Trust Units	**17,985**	22,617
Denominator for diluted earnings per Trust Unit	**126,376**	123,944
Basic and diluted earnings per Trust Unit	**$ 0.65**	$ 0.60

The diluted earnings per Trust Unit are reported the same as basic earnings per Trust Unit as the actual calculation is antidilutive.

Note 14. Change In Non-Cash Working Capital:

	2005	2004
Accounts receivable	**$ (4,580)**	$ 7,286
Accounts payable and accrued liabilities	**6,821**	(9,398)
	$ 2,241	$ (2,112)
Operations	**$ (5,353)**	$ 6,054
Investments	**$ 7,594**	$ (8,166)

Note 15. Financial Instruments:

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Financial instruments of the Fund consist of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, distributions payable to Unitholders, long-term debt and convertible debentures. There are no material differences in the carrying amounts of the financial instruments reported on the balance sheet compared to the estimated fair values except as follows:

	2005		2004	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Long-term debt				
Senior secured notes [1]	**$ 98,236**	**$ 107,222**	$ 100,000	$ 109,342
Senior unsecured notes [1]	**$ 250,000**	**$ 260,959**	$ 250,000	$ 256,320
Convertible debenture [2]	**$ 158,040**	**$ 219,000**	$ 251,663	$ 295,000

[1] *fair values determined by discounting the future contractual cash flows under note agreements at discount rates which represent borrowing rates available to funds for loans with similar terms and conditions*

[2] *fair values determined based on available market information*

INTEREST RATE AND POWER COST RISK MANAGEMENT

At December 31, 2005 the Fund was exposed to changes in interest rates on $105.8 million of bank borrowings. The Fund has fixed the interest rate on $85 million of bank borrowings through interest rate swaps (see note 6). The Fund is exposed to changes in the cost of power. At December 31, 2005 the Fund has fixed the price on non-transmission power charges by way of price swap contracts which expire in 2006. The fair value of these contracts at December 31, 2005 was an unrealized gain of $1.3 million (2004 - $1.0 million).

CREDIT RISK

A major portion of the accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Fund has historically collected its accounts receivable in full. The Fund has the ability to exercise lien rights on oil and natural gas liquids which are in custody of the Fund during the transportation of such product on the pipelines.

The Fund is exposed to credit risk from counter parties on its interest rate and power cost swaps. The Fund minimizes credit risk by entering into risk management transactions only with entities that have investment grade credit ratings.

Note 16. Commitments:

The Fund is committed to annual payments as follows:

	Payments Due by Period				
Contractual Obligations	**Total**	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Office and vehicle leases	**14,461**	3,022	4,689	3,094	3,656

In 2005 the Fund entered into pipeline agreements that will require future capital expenditures. The construction of additional pipelines to provide the contracted transportation capacity is estimated to cost $340 million. The expenditures are expected to be funded from long-term borrowings.

Note 17. Comparative Figures:

Certain of the prior year's comparative figures have been reclassified to conform with the current year's presentation.

Supplementary Information *(unaudited)*

CONSOLIDATED BALANCE SHEETS

Years ended December 31, 2005, 2004, 2003, 2002 and 2001 (In thousands of dollars)	**2005**	2004	2003	2002	2001
Assets					
Current assets:					
Cash and term deposits	$	$	$ 3,266	$ 4,259	$ 4,564
Accounts receivable	**31,012**	26,432	33,718	30,292	33,429
	31,012	26,432	36,984	34,551	37,993
Property, plant and equipment	**1,161,691**	1,160,613	1,183,437	1,005,241	1,046,655
Goodwill and other	**366,416**	361,855	362,428	224,798	222,670
	$ 1,559,119	$ 1,548,900	$ 1,582,849	$ 1,264,590	$ 1,307,318
Liabilities and Unitholders' Equity					
Current liabilities:					
Bank indebtedness	**$ 7,311**	$ 2,971	$	$	$
Accounts payable and accrued liabilities	**18,489**	12,792	23,017	24,397	20,007
Distributions payable to Unitholders	**9,966**	9,007	8,642	8,189	7,687
Current portion of long-term debt	**7,968**	3,522	134,000	3,300	7,800
Current portion of convertible debentures	**8,000**				
	51,734	28,292	165,659	35,886	35,494
Long-term debt	**456,094**	430,866	282,111	322,959	307,200
Convertible debentures	**150,040**	251,663	264,653	73,873	118,306
Asset retirement obligations	**19,716**	15,729	14,777	13,789	12,867
Future income taxes	**137,923**	167,300	200,600	164,100	185,800
	815,507	893,850	927,800	610,607	659,667
Unitholders' equity					
Trust Units	**1,073,537**	941,902	896,132	842,014	789,952
Earnings to date	**358,144**	287,735	227,312	179,357	128,799
Distributions to date	**(688,069)**	(574,587)	(468,395)	(367,388)	(271,100)
	743,612	655,050	655,049	653,983	647,651
	$ 1,559,119	$ 1,548,900	$ 1,582,849	$ 1,264,590	$ 1,307,318

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31, 2005, 2004, 2003, 2002 and 2001 (In thousands of dollars, except per Trust Unit amounts)	2005	2004	2003	2002	2001
Revenues:					
Pipeline transportation	**$ 259,803**	$ 255,838	$ 230,535	$ 223,088	$ 190,268
Midstream	**30,719**	23,285	12,638	2,329	2,465
	290,522	279,123	243,173	225,417	192,733
Expenses:					
Operations	**102,736**	105,028	96,151	88,972	71,368
General and administrative	**16,808**	14,200	11,762	10,851	8,983
Management fee	**1,165**	1,076	1,024	976	851
Depreciation and amortization	**85,270**	83,695	76,997	67,973	61,621
Accretion on asset retirement obligations	**1,015**	952	988	1,660	1,610
Other	**283**	817	579	1,775	(2,581)
	207,277	205,768	187,501	172,207	141,852
Earnings before interest and taxes	**83,245**	73,355	55,672	53,210	50,881
Interest on long-term debt	**(23,877)**	(24,131)	(20,291)	(15,835)	(15,310)
Interest on convertible debentures	**(16,599)**	(19,890)	(13,772)	(7,318)	(4,026)
Earnings before taxes and goodwill amortization	**42,769**	29,334	21,609	30,057	31,545
Income and capital taxes reduction	**27,640**	31,089	26,346	20,501	23,610
Net earnings before goodwill amortization	**70,409**	60,423	47,955	50,558	55,155
Goodwill amortization					(20,520)
Net earnings	**70,409**	60,423	47,955	50,558	34,635
Earnings to date, beginning of year	**287,735**	227,312	179,357	128,799	94,164
Earnings to date, end of year	**$ 358,144**	$ 287,735	$ 227,312	$ 179,357	$ 128,799
Earnings per Trust Unit Basic and Diluted	**$ 0.65**	$ 0.60	$ 0.50	$ 0.55	$ 0.45

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2005, 2004, 2003, 2002 and 2001 (In thousands of dollars)	2005	2004	2003	2002	2001
Cash provided by (used in):					
Operating activities:					
Net earnings	**$ 70,409**	$ 60,423	$ 47,955	$ 50,558	$ 34,635
Items not involving cash:					
Depreciation and amortization	**85,270**	83,695	76,997	67,973	82,141
Accretion on asset retirement obligations	**1,015**	952	988	1,660	1,610
Future income tax reduction	**(29,377)**	(33,300)	(28,500)	(21,700)	(24,700)
Employee future benefits expense	**3,383**	3,609	3,165	2,266	1,265
Other	**362**	584	408	408	409
Employee future benefits contributions	**(13,349)**	(4,436)	(4,700)		
Change in non-cash working capital	**(5,353)**	6,054	(5,465)	(3,647)	3,309
Cash flow from operations	**112,360**	117,581	90,848	97,518	98,669
Financing activities:					
Issue of senior notes, net of issue costs				98,630	
Bank borrowings	**31,438**	18,277	112,018	21,259	233,000
Repayment of bank facilities		(110,400)	(22,166)	(110,000)	(247,423)
Repayment of senior secured notes	**(1,764)**				
Issue of convertible debentures			210,602		142,372
Issue of private placement notes		247,125			
Repayment of AOSPL expansion facility		(139,600)			
Issue of Trust Units	**38,012**	32,780	34,296	7,629	100,237
Distributions to Unitholders					
– current year	**(103,516)**	(97,185)	(92,365)	(88,099)	(73,226)
– prior year	**(9,007)**	(8,642)	(8,189)	(7,687)	(5,937)
	(44,837)	(57,645)	234,196	(78,268)	149,023
Investing activities:					
Acquisition of storage facility			(188,436)		
Acquisition of AOSPL					(222,220)
Capital expenditures	**(79,457)**	(58,007)	(139,795)	(28,463)	(11,572)
Change in non-cash working capital	**7,594**	(8,166)	2,194	8,908	(8,344)
	(71,863)	(66,173)	(326,037)	(19,555)	(242,136)
Change in cash	**(4,340)**	(6,237)	(993)	(305)	5,556
Cash (bank indebtedness) and term deposits, beginning of year	**(2,971)**	3,266	4,259	4,564	(992)
Cash (bank indebtedness) and term deposits, end of year	**$ (7,311)**	$ (2,971)	$ 3,266	$ 4,259	$ 4,564

FIVE YEAR OPERATING STATISTICS

Years ended December 31, 2005, 2004, 2003, 2002 and 2001	2005	2004	2003	2002	2001
Average annual throughput *(in thousands of barrels per day)*					
Alberta					
Conventional crude oil	**213.5**	213.6	227.5	257.6	277.6
Condensate	**53.2**	54.0	52.4	54.0	61.6
Natural gas liquids	**144.9**	141.9	153.7	160.2	161.6
Total Alberta Pipeline Systems	**411.6**	409.5	433.6	471.8	500.8
British Columbia (BC) [1]					
Conventional crude oil	**23.8**	25.5	27.5	17.2	11.3
Oil Sands Pipeline [2]					
Synthetic crude oil	**389.0**	303.7	275.0	275.0	
Total Pembina					
Conventional crude oil	**237.3**	239.1	255.0	274.8	288.9
Synthetic crude oil [2]	**389.0**	303.7	275.0	275.0	
Condensate	**53.2**	54.0	52.4	54.0	61.6
Natural gas liquids	**144.9**	141.9	153.7	160.2	161.6
Total Average Throughput	**824.4**	738.7	736.1	764.0	512.1
Throughput Composition *(% of total)*					
Conventional crude oil	**28.8%**	32.4%	34.6%	36.0%	56.4%
Synthetic crude oil [2]	**47.2%**	41.1%	37.4%	36.0%	
Condensate and natural gas liquids	**24.0%**	26.5%	28.0%	28.0%	43.6%
Pipeline Revenue *(in millions of dollars)*					
Alberta	**$ 179.0**	$ 173.4	$ 162.1	$ 170.4	$ 174.4
BC	**25.3**	28.3	23.9	17.6	15.9
Oil Sands	**55.5**	54.1	44.5	35.1	
Pipeline revenue	**259.8**	255.8	230.5	223.1	190.3
Midstream revenue	**30.7**	23.3	12.6	2.3	2.5
Total revenue	**$ 290.5**	$ 279.1	$ 243.1	$ 225.4	$ 192.8
Average tariff (excluding Oil Sands) *(dollars per barrel)*	**$ 1.20**	$ 1.18	$ 1.01	$ 0.98	$ 0.94

[1] *BC volume is Western system throughput only.*

[2] *Oil Sands pipelines results are shown as contracted capacity as revenue is independent of throughput. Actual throughputs were 218.7 mbbls/d for 2005, 243.6 mbbls/d for 2004, 217.6 mbbls/d for 2003 and 235.0 mbbls/d for 2002.*

QUARTERLY FINANCIAL STATISTICS

(in thousands, except per Trust Unit amounts)	2005 1st Quarter	2005 2nd Quarter	2005 3rd Quarter	2005 4th Quarter	**Year ended Dec. 31/05**	Year ended Dec. 31/04
Operating revenue	$ 69,658	$ 70,120	$ 73,100	$ 77,644	**$ 290,522**	$ 279,123
Operating expense	24,973	24,763	24,480	28,520	**102,736**	105,028
General and administrative	4,116	4,940	3,708	4,044	**16,808**	14,200
Management fee	265	269	287	344	**1,165**	1,076
Depreciation and amortization	20,568	21,333	21,350	22,019	**85,270**	83,695
Accretion on asset retirement obligations	254	255	237	269	**1,015**	952
Other	566	(59)	67	(291)	**283**	817
Earnings before interest and taxes	18,916	18,619	22,971	22,739	**83,245**	73,355
Interest on long term debt	6,531	6,332	5,784	5,230	**23,877**	24,131
Interest on convertible debentures	4,776	4,762	4,331	2,730	**16,599**	19,890
Income and capital taxes (reduction)	(6,944)	(6,848)	(6,922)	(6,926)	**(27,640)**	(31,089)
Net earnings	14,553	14,373	19,778	21,705	**70,409**	60,423
Add/(Deduct):						
Depreciation and amortization	20,568	21,333	21,350	22,019	**85,270**	83,695
Accretion on asset retirement obligations	254	255	237	269	**1,015**	952
Future income tax reduction	(7,344)	(7,344)	(7,344)	(7,345)	**(29,377)**	(33,300)
Maintenance capital expenditures	(418)	(666)	(1,581)	(1,258)	**(3,923)**	(1,254)
Increase in distribution reserve	(371)	(477)	(3,341)	(5,723)	**(9,912)**	(4,324)
Distributed cash [1]	$ 27,242	$ 27,474	$ 29,099	$ 29,667	**$ 113,482**	$ 106,192
Trust Units outstanding (weighted average in thousands)	103,776	104,669	110,845	113,019	**108,108**	101,139
Distributed cash per Trust Unit	$ 0.2625	$ 0.2625	$ 0.2625	$ 0.2625	**$ 1.05000**	$ 1.05000
– taxable "Income from a Trust"	$ 0.22212	$ 0.22212	$ 0.22212	$ 0.22212	**$ 0.88848**	$ 1.030788
– non-taxable "Capital Distribution from a Trust"	$ 0.04038	$ 0.04038	$ 0.04038	$ 0.04038	**$ 0.16152**	$ 0.01212

[1] *Pembina Pipeline Income Fund distributes cash generated by the pipeline operations of Pembina Pipeline Corporation and other operating subsidiaries.*

QUARTERLY OPERATING STATISTICS

	2005					
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	**Year ended Dec. 31/05**	Year ended Dec. 31/04
Pipeline Throughput - By Pipeline System *(thousands of barrels per day)*						
Alberta	423.0	396.5	409.7	417.1	**411.6**	409.5
BC	22.7	22.9	25.5	24.1	**23.8**	25.5
Oil Sands [(1)]	389.0	389.0	389.0	389.0	**389.0**	303.7
Total pipeline throughput	834.7	808.4	824.2	830.2	**824.4**	738.7
Average tariff *($ per barrel)*	1.11	1.01	1.01	1.06	**1.04**	0.99
Revenue *($ per barrel) (excluding storage revenue)*						
Alberta	1.17	1.20	1.21	1.18	**1.19**	1.17
BC	1.28	1.29	1.10	1.30	**1.24**	1.29
Oil Sands [(1)]	0.83	0.61	0.67	0.72	**0.69**	0.61
System-wide average	1.11	1.00	1.01	1.04	**1.04**	0.99
System-wide average *(excluding Oil Sands)*	1.19	1.21	1.20	1.20	**1.20**	1.18
Operating expense *($ per barrel)*						
Alberta	0.44	0.44	0.39	0.46	**0.44**	0.44
BC	0.78	0.81	0.60	0.77	**0.74**	0.80
Oil Sands [(1)]	0.22	0.19	0.25	0.27	**0.23**	0.20

(1) *Results for Oil Sands pipelines show contracted capacity rather than actual throughput. Revenue per barrel and operating expense perbarrel calculations are based on actual throughputs of 162.4 mbbls/d for Q1 2005, 238.0 mbbls/d for Q2 2005, 243.1 mbbls/d for Q3 2005, 230.7 mbbls/d for Q4 2005, 218.7 mbbls/d for 2005, and 243.6 mbbls/d for 2004.*

TRUST UNIT TRADING ACTIVITY[1]

	2005					
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	**Year ended Dec. 31/05**	Year ended Dec. 31/04
Unit trading price – High	$ 14.95	$ 14.23	$ 15.80	$ 17.03	**$ 17.03**	$ 13.83
– Low	$ 12.58	$ 13.02	$ 13.60	$ 12.91	**$ 12.58**	$ 10.60
– Close	$ 13.18	$ 13.90	$ 15.40	$ 15.95	**$ 15.95**	$ 13.65
Volume traded *(number of trust units)*	12,183,402	10,077,499	19,056,175	15,978,078	**57,295,154**	49,178,044
Value traded *(dollars)*	168,441,126	138,463,489	279,765,603	240,689,890	**827,360,109**	610,125,229
Trust Units outstanding *(end of period)*	104,127,174	104,948,558	111,938,133	113,897,002	**113,897,002**	102,933,221
Trust Units outstanding *(weighted average)*	103,776,306	104,659,936	110,845,359	113,019,317	**108,108,142**	101,138,984

HISTORIC UNITHOLDER DISTRIBUTIONS AND TAX TREATMENT[2]

($/Trust Unit)	1997	1998	1999	2000	2001	2002	2003	2004	**2005**
Total annual distribution declared *($ per Trust Unit)*	0.140000	0.950000	0.950000	0.960000	1.050000	1.050000	1.050000	1.050000	**1.050000**
Taxable "Other Income"	0.099200	0.618900	0.783000	0.770208	0.900768	0.893160	0.970680	1.037880	**0.888480**
Non-Taxable "Return of Capital"	0.040800	0.331100	0.167000	0.189792	0.149232	0.156840	0.079320	0.012120	**0.161520**
Cost Base – beginning of period	10.000000	9.959200	9.628100	9.461100	9.271308	9.122076	8.965236	8.885916	**8.873796**
Less: Return of Capital	0.040800	0.331100	0.167000	0.189792	0.149232	0.156840	0.079320	0.012120	**0.161520**
Cost Base – end of period	9.959200	9.628100	9.461100	9.271308	9.122076	8.965236	8.885916	8.873796	**8.712276**

(1) *Pembina Pipeline Income Fund Trust Units trade on the Toronto Stock Exchange under the symbol PIF.UN*

(2) *Cost base for units held from inception (October 1997)*

Corporate Information

HEAD OFFICE

Pembina Pipeline Corporation
Suite 2000, 700 - 9th Avenue S.W.
P.O. Box 1948
Calgary, Alberta T2P 2M7

AUDITORS

KPMG LLP
Chartered Accountants
Calgary, Alberta

TRUSTEE AND REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Suite 600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Shareholder Communications
1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Income Fund
Trust Units are listed on the Toronto Stock Exchange under the symbol PIF.UN

8.25% Convertible Debentures
Symbol: PIF.DB

7.50% Convertible Debentures
Symbol: PIF.DB.A

7.35% Convertible Debentures
Symbol: PIF.DB.B

CREDIT AGENCY RATINGS

Pembina Pipeline Income Fund
DBRS Stability Rating
STA-2 (low)

Pembina Pipeline Corporation
DBRS senior secured debt rating 'BBB high'
DBRS senior unsecured debt rating 'BBB'
S&P's credit profile rating 'BBB'
S&P's senior secured debt rating 'BBB plus'
S&P's senior unsecured debt rating 'BBB'

INVESTOR INQUIRIES CONTACT

Phone (403) 231-7500
Fax (403) 237-0254
Toll Free 1-888-428-3222
Email investor-relations@pembina.com
Website www.pembina.com

The following documents are available at Pembina's website:

- Annual and Quarterly Reports
- Unit Trading Information
- Tax Information
- Press Releases
- Investor Presentations
- Distribution Information

ANNUAL GENERAL MEETING

Unitholders are invited to attend Pembina's annual meeting on April 27, 2006 at 10:00 a.m. The meeting will be held in the Grand Lecture Theatre, The Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta.

PREMIUM DISTRIBUTION, DISTRIBUTION REINVESTMENT AND OPTIONAL UNIT PURCHASE PLAN

Pembina offers a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan to eligible Unitholders of the Pembina Pipeline Income Fund.

The Plan allows participants an opportunity to:

- Reinvest distributions into Trust Units at a five percent discount to a weighted average market price, under the distribution reinvestment component of the Plan; or,
- Realize two percent more cash on their distributions, under the premium distribution component of the Plan
- Eligible Unitholders may also make optional Trust Unit purchases at the weighted average market price.

A brochure, detailing administration of the Plan and eligibility and enrolment information, is available on-line on Pembina's website located at www.pembina.com, or call 1-888-428-3222 to receive a copy by mail.

Unitholders wishing to enroll in the Plan are asked to contact their broker.

OFFICERS AND KEY PERSONNEL

Robert B. Michaleski
President and Chief Executive Officer

Peter D. Robertson
Vice President and Chief Financial Officer

D. James Watkinson, Q.C.
Vice President, General Counsel and Secretary

S. Bruce Harris
Vice President Operations

Michael H. Dilger
Vice President Business Development

BOARD OF DIRECTORS

Lorne B. Gordon [1][2]
Chairman
Calgary, Alberta
Corporate Director

Robert B. Michaleski
Calgary, Alberta
President and Chief Executive Officer, Pembina Pipeline Corporation

David A. Bissett [1]
Calgary, Alberta
Corporate Director

Myron F. Kanik [2]
Calgary, Alberta
Corporate Director

David N. Kitchen [1][2][3]
Calgary, Alberta
Corporate Director

Robert F. Taylor [3]
Calgary, Alberta
Corporate Director

[1] *Audit Committee Members*
[2] *Human Resources and Compensation Committee Members*
[3] *Health, Safety and Environment Committee Members*

ABBREVIATIONS

mbbls/d	thousands of barrels per day
NGLs	natural gas liquids
$/bbl	dollars per barrel of pipeline throughput
cents/bbl	cents per barrel of pipeline throughput

www.pembina.com

PEMBINA PIPELINE INCOME FUND 2005 ANNUAL REPORT

Pembina Pipeline Income Fund
Suite 2000, 700 - 9th Avenue S.W.
Calgary, Alberta T2P 3V4
Tel (403) 231-7500
Fax (403) 237-0254

Management's Discussion and Analysis

The following discussion and analysis of the financial results of Pembina Pipeline Income Fund ("Pembina" or the "Fund") dated March 2, 2006 is supplementary to, and should be read in conjunction with, the Fund's audited consolidated financial statements for the years ended December 31, 2005 and 2004.

This MD&A has been reviewed and approved by both the Audit Committee and the Board of Directors. All amounts are stated in Canadian Dollars unless otherwise specified.

2005 HIGHLIGHTS AND SELECTED INFORMATION [(1), (2)]

Years ended December 31 (in millions of dollars, except per Trust Unit amounts and where noted)	2005	2004	2003
Revenues	**$ 290.5**	$ 279.1	$ 243.2
Operating expenses	**102.7**	105.0	96.2
Net operating income [(2)]	**187.8**	174.1	147.0
EBITDA [(2)]	**169.5**	158.0	133.7
Interest on long-term debt	**23.9**	24.1	20.3
Interest on convertible debentures	**16.6**	19.9	13.8
Net earnings before taxes	**42.8**	29.3	21.6
Net earnings	**70.4**	60.4	48.0
Net earnings per Trust Unit - basic and diluted	**0.65**	0.60	0.50
Distributed cash [(2)]	**113.5**	106.2	101.0
Distributed cash per Trust Unit [(2)]	**1.05**	1.05	1.05
Trust Units outstanding *(weighted average, thousands of Units)*	**108,108**	101,139	96,211
Trust Units outstanding *(end of year, thousands of Units)*	**113,897**	102,933	98,766
Total enterprise value [(2)]	**2,499.8**	2,134.8	2,015.3
Capital expenditures	**79.5**	58.0	139.8
Total assets	**1,559.1**	1,548.9	1,582.8
Total long-term financial liabilities	**763.8**	865.6	762.1

[(1)] *Pembina Pipeline Income Fund distributes cash generated by the operations of Pembina Pipeline Corporation.*

[(2)] *Refer to "Non-GAAP measures" on page 30.*

FORWARD LOOKING INFORMATION AND STATEMENTS

The information presented in this Management's Discussion and Analysis ('MD&A') contains certain forward looking statements and information that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward looking statements and information can be identified by the terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets", "believes", "estimates", "continue", "objective" and similar expressions. These statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, tax laws and treatment, fluctuations in operating results and certain other risks detailed from time to time in the Fund's public disclosure documents. The Fund believes the expectations reflected in these forward-looking statements and information are reasonable as of the date hereof but no assurance can be given that these expectations will prove to be correct. Undue reliance should not be placed on these forward looking statements and information as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward looking statements and information. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements and information are expressly qualified by the above statements. The Fund does not undertake any obligation to update publicly or revise forward-looking statements or information contained herein, except as required by applicable laws.

NON-GAAP MEASURES

The financial statements of the Fund are presented in Canadian dollars and in compliance with canadian generally accepted accounting principles ('GAAP'). Throughout this MD&A the Fund and Pembina use the following terms that are not defined by GAAP:

Distributed cash

The amount of cash that has been or is to be available for distribution to the Unitholders. Distributed cash is calculated pursuant to the terms of the Declaration of Trust.

Distributed cash per Trust Unit

Calculated on a weighted average basis using basic and diluted units outstanding during the year.

Earnings before interest, taxes, depreciation and amortization ("EBITDA")

Net income plus depreciation and amortization, financing charges and income taxes.

Enterprise value

Calculation based on the market values of Trust Units and Debentures at December 31, 2005 plus senior debt.

Net operating income

Revenues less operating expenses.

Management believes that in addition to net earnings, the above noted items are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how the activities were financed or how the results are taxed. Investors should be cautioned however that distributed cash, EBITDA, enterprise value, cash flow from operations and net operating income should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of the Fund's performance. Furthermore, these measures may not be comparable to similar measures presented by other issuers.

MATERIALITY

For the purposes of the MD&A and the financial statements and for the purposes of general disclosure to the investment community, Pembina considers an item or event to be material if the omission or misstatement of an item of information or event, or an aggregate of such items or events, would influence or change a decision to buy, sell or hold the Fund's securities. In order to determine what information would be considered as material, Pembina's review includes, but is not limited to, determination as to the effect on income and operating costs, future impact to operations and overall returns to Pembina. Outside legal counsel is also consulted with respect to the required disclosure applicable to certain matters.

OVERVIEW

Vision, Strategy and Growth

Pembina's principal objective is to provide stable distributions to Unitholders that are sustainable over the long term while pursuing opportunities for accretive growth. Conventional pipeline operations in Alberta and British Columbia (BC) are sustained through a combination of toll management, control of operating costs and capturing opportunities for new and enhanced developments as they arise. Management will continue to work to maintain operating margins and expand the conventional pipeline operations, while identifying and pursuing opportunities to enhance the value of our asset base.

Pembina's midstream business unit was expanded in 2005 to include both the existing contract-based ethylene storage facility interest and a new terminalling, storage and hub services division. The long-term development of this business line is designed to enhance the value and return on our asset base with minimal risk to the overall operations of the Fund.

Pembina capitalized on its competitive position in the Alberta oil sands region with two new projects announced in 2005. These developments position Pembina to further leverage its existing asset base and knowledge to pursue future opportunities in the increasingly important oil sands region.

These many ongoing development activities position Pembina well to further strengthen its position in the western Canadian energy infrastructure sector.

Financial Management

Pembina maintains a conservative debt structure that allows it to finance its day-to-day cash requirements through its operations, without requiring external sources of capital. Pembina funds its operating commitments, short-term capital spending as well as its distributions to Unitholders through this cash flow, and new borrowing and equity issuances are reserved for the support of specific significant development activities. Long-term debt is comprised of bank credit facilities, senior secured and unsecured notes and convertible debentures, all of which are denominated in Canadian Dollars.

Corporate Governance

Pembina is committed to the highest standard of corporate governance and ethical practice, both within the corporate boardroom and through its field operations. During 2005, Pembina's Board approved its Code of Ethics, outlining the vision, strategy and commitment to fair and ethical practices. The Code of Ethics establishes a high standard governing the activities of Pembina's employees, executive and Board members, and reiterates Pembina's commitment to privacy and the protection of confidential information, a safe, healthy and respectful workplace and environmentally sound operations. A copy of the Fund's Code of Ethics is available on the Fund's website at **www.pembina.com** and on the Fund's SEDAR profile at **www.sedar.com**. Beyond this, Pembina maintains a culture of strong corporate governance and it ensures that it is in compliance with all existing rules and regulations of the governing bodies under which it operates. These corporate governance practices are not limited to internally focused activities. Pembina places a great deal of importance on community involvement and maintaining good relationships with all stakeholders.

Reporting and Disclosure Controls and Procedures
As part of the requirements mandated by the Canadian securities regulatory authorities under Multilateral Instrument 52-109 "Certification of Disclosure in Issuer's Annual and Interim Filings", the Chief Executive Officer and the Chief Financial Officer have evaluated Pembina's reporting and disclosure controls and procedures as of December 31, 2005. It was concluded that the disclosure controls and procedures are effective in ensuring that the information disclosed in the financial statements, the annual report and other filings to the Canadian securities regulatory authorities are accurate and complete and filed within the mandated timelines. These reporting and disclosure controls provide reasonable assurance that the information that Pembina is required to disclose is appropriately accumulated and communicated to Pembina's management in a timely manner.

Outlook
Since its initial public offering in 1997, Pembina has established a portfolio of high-quality assets extending across the growing areas of the energy business in Alberta and BC. This portfolio of assets provides an even exposure across the light end of the petroleum liquids spectrum in terms of our pipeline throughputs, as well as a balanced weighting between conventional toll-based pipeline business and contract-based long life infrastructure assets. This portfolio approach provides stability and sustainability of Pembina's operations, and a solid base for distributions to Unitholders.

Pembina is optimistic that record levels of new developments on the Alberta systems will not only offset the natural production declines, but will also provide year over year increases in throughputs. The expansion of producer operations in the Nisku area is expected to provide significant incremental volumes to the Pembina system in 2006. The reversal of the Calven pipeline, owned and operated by Plains Marketing Canada LP, will add 18,000 to 20,000 barrels per day of throughput to Peace Pipeline in early 2006, with an additional 3,500 barrels coming on stream mid-year. In addition, two new connections on the Alberta systems will come on stream in mid-2006. BC volumes are expected to see continued natural declines in throughputs in 2006, however, the outages for planned maintenance on the Western and BC gathering systems experienced in 2005 are not expected to be required in 2006.

With agreements to construct the Cheecham Lateral and the Horizon Pipeline (see "Pipelines - Oil Sands" below), Pembina has solidified its position amongst the largest of the oil sands infrastructure players in western Canada. These two agreements, each with 25-year minimum durations, will provide Pembina with a solid operating base in the region, as well as consistent operating revenue over the life of the agreements. When coupled with the existing Alberta Oil Sands Pipeline (AOSPL) system, Pembina is projected to have capacity to transport 640,000 barrels per day of synthetic crude oil produced from oil sands by the end of 2008, with exclusive rights to provide further transportation capacity for the Horizon Project should it be required. Under these agreements, revenue is based on a return on capital invested plus a flow through of operating costs, and is not subject to the volumetric fluctuations experienced on tariff-based pipelines.

While still in the early stages of development, a proposed pipeline system designed to transport up to 100,000 barrels per day of imported condensate has received preliminary support from potential shippers. The project, should it proceed, would create the ability to further optimize Pembina's significant existing investment in energy infrastructure.

During 2005, Pembina expanded its midstream business unit, with a strategy to optimize returns on its conventional asset base by pursuing value-added activities across a broader segment of the energy value chain. The first initiative undertaken in this regard was the Joint Venture agreement with Keyera Energy announced in 2005, for the development of terminalling, storage and hub services, only possible through the contribution of key assets and expertise. Pembina commenced similar operations on another segment of the Alberta conventional systems in 2005, and is actively evaluating business opportunities to develop similar new business on several other pipeline systems in 2006.

In December, Pembina announced an increase in its annual distribution rate from $1.05 to $1.14 per Trust Unit, effective January 2006. Future increases in the distribution are subject to expansion of Pembina's operations, but, in the near term, management remains confident that operations will remain robust, and the new distribution level will be maintained.

It is expected that the record levels of industry activity in our service areas experienced in 2005 will continue in 2006 and the natural declines on existing connections to our conventional systems will be offset by new volumes as a result of this activity. This significant industry activity will undoubtedly result in further increases in the costs for materials and services to which Pembina will respond through our established programs of toll management, asset rationalization and cost control. There will also be growing demands relating to the inspection and maintenance of our asset base from both a regulators and prudent operators perspective. Pembina will maintain its long-term strategy to safely manage and operate the conventional pipeline systems and ensure that the overall operating margins are maintained.

Further, the breadth of tangible and prospective growth opportunities currently under development across all of our business segments lend confidence in our continuing ability to provide leadership and superior performance.

RESULTS FROM OPERATIONS

(in millions of dollars, except where noted)	Conventional Pipelines	Oil Sands Infrastructure	Midstream Business	Total
2005				
Average throughput[1] *(mbbls/day)*	**435.4**	**389.0**		**824.4**
Revenues	**$ 204.3**	**$ 55.5**	**$ 30.7**	**$ 290.5**
Operating expenses	**80.4**	**18.5**	**3.8**	**102.7**
Operating expenses *($/bbl)*	**0.47**	**0.23**		**0.40**
Net operating income[2]	**$ 123.9**	**$ 37.0**	**$ 26.9**	**$ 187.8**
Capital expenditures	**55.5**	**6.9**	**17.1**	**79.5**
2004				
Average throughput[1] *(mbbls/day)*	435.0	303.7		738.7
Revenues	$ 201.7	$ 54.1	$ 23.3	$ 279.1
Operating expenses	83.3	18.2	3.5	105.0
Operating expenses *($/bbl)*	0.49	0.20		0.39
Net operating income[2]	118.4	35.9	19.8	174.1
Capital expenditures	$ 27.6	$ 30.1	$ 0.3	$ 58.0

(1) *Oil sands revenue is contract-based and independent of utilization rates, therefore oil sands volumes reported are contracted capacity.*

(2) *Refer to* *"Non-GAAP Measures" on page 30.*

Consolidated revenue in 2005 was $290.5 million, a 4.1 percent increase from 2004 revenue of $279.1 million. The increase is due to a combination of higher tolls and consistent throughputs on the conventional pipelines and the positive impact of the new midstream business put into operation in 2005. The conventional pipeline systems generated revenue of $204.3 million in 2005, an increase of $2.6 million or 1.3 percent compared to revenue of $201.7 million in 2004. The midstream operations generated revenue of $30.7 million in 2005, an increase of $7.4 million from 2004 midstream revenue of $23.3 million. The increase is due to the new midstream operations. Pembina sees significant growth potential in the midstream division towards the end of 2006.

Pembina's conventional pipelines averaged 435,400 barrels per day of throughput in 2005, consistent with the 2004 average throughput of 435,000 barrels per day. Average throughput on the Alberta conventional systems was up by 2,100 barrels per day. The increase is supported by oil and gas industry activity in the Alberta pipelines operating region. The impact of this activity is especially significant on the Pembina system where significant new production derived from the Nisku zone reservoir began to enter this system in 2005. Production from this area is expected to ramp-up throughout 2006. BC conventional pipeline volumes are down 1,700 barrels per day from 2004, due to a combination of natural production declines in the connected fields and maintenance downtime on the Western system in October 2005. Contracted capacity on the AOSPL system has remained at 389,000 barrels per day since completion of the expansion in September 2004. Actual throughputs on the AOSPL system in 2005 were 218,700 barrels per day, compared to 2004 throughputs of 243,600 barrels per day. AOSPL revenue is not impacted by throughput levels as Pembina's revenue from the contract-based system is based on a recovery of its operating costs and return on capital invested, and is independent of throughputs.

Operating costs totaled $102.7 million in 2005, a 2.2 percent decline from 2004 operating costs of $105.0 million, however still significantly higher than the 2003 operating costs of $96.2 million. Operating costs on the midstream operations remained relatively constant due to the steady performance of the ethylene storage facility and the low operating costs associated with the new midstream business activities. On a unit of throughput basis, 2005 pipeline operating costs averaged 40 cents a barrel, consistent with the 2004 level.

CONVENTIONAL PIPELINES

Alberta Pipelines

The Alberta pipelines averaged 411,600 barrels per day of throughput in 2005, an increase of 2,100 barrels per day over the 2004 average throughput of 409,500 barrels per day. The increase is due to several new connections and upgrades on the Alberta systems and operations free of material incidents during 2005. During 2004 a 12-inch natural gas liquids pipeline ruptured, requiring the line to shut down for 39 days to complete repairs, cleanup and hydrostatically test the line. This break effectively reduced the throughput for 2004 by approximately 5,000 barrels per day. There was no comparable incident in 2005. Furthermore, volumes from two new connections to the Pembina system in 2005 have balanced production declines in some of Pembina's other service regions. In 2006, Pembina expects to complete at least three new connections on the Alberta pipelines as well as receipt of 18,000 to 20,000 incremental barrels per day from an agreement with Plains Marketing LP for the reversal of the Calven system. Under this five-year extendable agreement, Pembina will receive a fixed toll with periodic adjustment for operating expense escalation.

The Alberta pipelines generated revenue of $179.0 million in 2005, up from $173.4 million in 2004. The increase is due to the full year impact of tariff increases that were put into effect part way through 2004, strategic tariff increases on certain Alberta systems in 2005, and the recovery of overall volumes lost in 2004 due to operational issues.

PIPELINES

	Conventional Pipelines Alberta	BC[1]	Oil Sands Infrastructure[2]	Total
2005				
Average throughput *(mbbls/day)*	**411.6**	**23.8**	**389.0**	**824.4**
Revenues	**$ 179.0**	**$ 25.3**	**$ 55.5**	**$ 259.8**
Operating expenses	**65.4**	**15.0**	**18.5**	**98.9**
Operating expenses *($/bbl)*	**0.46**	**0.77**	**0.27**	**0.40**
Net operating income[3]	**113.6**	**10.3**	**37.0**	**160.9**
Capital expenditures	**44.8**	**11.3**	**7.0**	**63.1**
2004				
Average throughput *(mbbls/day)*	409.5	25.5	303.7	738.7
Revenues	$ 173.4	$ 28.3	$ 54.1	$ 255.8
Operating expenses	65.7	17.6	18.2	101.5
Operating expenses *($/bbl)*	0.44	0.80	0.20	0.40
Net operating income[3]	107.7	10.7	35.9	154.3
Capital expenditures	$ 19.3	$ 9.2	$ 30.1	$ 58.6

(1) *Represents volume transported on the Western system only. Volume transported east on BC pipelines is included in Alberta pipelines total. Revenues, operating costs and income include both Western and BC gathering system results.*

(2) *Oil sands revenue is contract-based and independent of utilization rates, therefore oil sands volumes reported are contracted capacity.*

(3) *Refer to "Non-GAAP Measures" on page 30.*

CONSOLIDATED REVENUES


Revenues ($ millions)
Average Tariff ($/bbl)
$300
$250
$200
$150
$100
$50
$0
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0
01
02
03
04
05

OPERATING COSTS


($ millions)
($/bbl)
$100
$80
$60
$40
$20
$0
$0.50
$0.40
$0.30
$0.20
$0.10
$0
01
02
03
04
05

COMPOSITION OF 2005 OPERATING COSTS


26% Operations/Other
15% Power
15% Property Tax
4% Insurance
40% Maintenance

Operating costs for the Alberta conventional pipelines were $65.4 million in 2005, down $0.3 million from $65.7 million in 2004. There were no material incidents experienced in 2005 and therefore the repair costs were lower than 2004. However, this is countered by a general increase in other operating input costs. Power continues to be a significant component of these costs, constituting over 15 percent of the total operating costs for the Alberta conventional pipelines. As part of Pembina's risk management program, the non-transmission portion of costs on principally all of Pembina's estimated power requirement for its Alberta conventional pipelines have been fixed in a power rate swap transaction. The hedge, which is scheduled to expire at the end of 2006, has been put in place to minimize Pembina's exposure to power cost fluctuations. The fixed unit costs for 2005 under this hedging arrangement was below the market cost of electric power during the year, and the mark to market value of the power rate swaps at December 31, 2005 was an unrealized gain of $1.3 million. Additional hedges have been put into place and cover the period 2007 to 2010.

Pembina maintains an optimistic outlook for 2006 operating results for the Alberta conventional pipelines. Additional volumes from the new connections, the Calven reversal, and the impact of drilling activities fuelled by high oil and gas prices are anticipated to offset the natural declines from connected reserves. Toll increases in 2006 have been put in place to counter the effect of continually rising operating expenses. Pembina expects that operating income on the Alberta systems in 2006 will increase over 2005, due to the new volumes on the Alberta systems.

BC Pipelines

Revenue generated by the BC gathering systems and the Western system (collectively called the BC pipelines) was $25.3 million in 2005, a $3.0 million decrease from 2004 revenue of $28.3 million. This reduction is due to a reduced revenue requirement on the provincially regulated BC gathering systems because of reduced maintenance and capital expenditures. Revenue on the BC gathering systems totaled $14.6 million, a decrease of $2.4 million from 2004. Revenue generated by the Western system fell $0.6 million, from $11.3 million in 2004 to $10.7 million in 2005.

Volumes transported on the BC gathering systems averaged 32,000 barrels per day in 2005, down from the 2004 average of 34,600 barrels per day. This reduction is due primarily to natural declines on the connected reserves. Volumes shipped on the BC gathering system are directed down the Western system or east on the Alberta conventional systems. Volumes transported on the Western system in 2005 were 23,800 barrels per day, down from the 25,500 barrels per day in 2004. The reduction is due to natural production declines seen on the BC gathering systems, combined with a planned maintenance outage, lasting from October 1st through October 16th.

Operating expenses on the BC pipelines totaled $15.0 million in 2005, a decrease of $2.6 million compared to the $17.6 million in 2004. The decrease is primarily due to a reduction in inspection and maintenance costs from 2004 to 2005. In 2004, Pembina expanded its maintenance, inspection and integrity program on the BC systems – with special focus on the Western system. These inspection costs were high in 2004, whereas in 2005 a more focused and timely integrity and inspection program has been implemented at lower overall cost. However, with the inception of these programs, we do not expect operating expenses to decline to levels seen on these systems prior to 2004.

Revenue on the provincially regulated BC gathering pipelines is based on recovery of operating costs and a return on capital invested, and is independent of throughput. No new connections to these pipelines are anticipated for 2006. Volumes on the Western system will continue to be transported at tariff rates fixed under a tolling agreement that is scheduled to expire in 2007. Average throughput on the Western system is expected to decline somewhat from the 2005 levels, as it is anticipated that more of the volumes generated from the BC gathering pipelines will be directed eastwards on the Alberta pipeline systems. However, these volumes, and the resulting revenue generated on the Western system, will ultimately remain dependent upon the marketing decisions of the system shippers.

OIL SANDS INFRASTRUCTURE

For 2005, oil sands results consist entirely of the AOSPL pipeline operations, with the exception of capital expenditures, which includes investments in the Horizon Pipeline and Cheecham Lateral pipeline. The contracted capacity on AOSPL remained at 389,000 barrels per day in 2005. The actual throughput on the system was 218,700 barrels per day in 2005, a decline of 24,900 barrels per day from the 2004 throughput of 243,600 barrels per day. Utilization of the expanded AOSPL capacity is dependent on Syncrude's productive capacity, scheduled for expansion in 2006. AOSPL is a contract-based system and Pembina's revenues are not dependent on utilization rates; returns are calculated based on Pembina's total invested capital and the recovery of full operating costs for the system. The AOSPL system generated revenue of $55.5 million in 2005, a $1.4 million increase from 2004 revenue of $54.1 million. This steady revenue flow is reflective of the consistent operating costs and the minimal capital required on the system since the completion of the AOSPL capacity expansion in September 2004.

Operating expenses for AOSPL were $18.5 million in 2005, compared to $18.2 million in 2004. The slight increase in operating expenses is explained by the offset of a significant increase in the price of most operating costs and by a substantial decline in daily throughputs resulting in lower power requirements.

On December 6, 2005 an arbitrator rendered a binding ruling relating to the tax-related dispute between Pembina and the shippers on the AOSPL pipeline. The AOSPL shippers challenged Pembina's interpretation of the transportation agreement governing the operations of the AOSPL pipeline relating to the inclusion of income tax in the revenue for the system going back to 2002. In this ruling, the arbitrator supported Pembina's interpretation of the agreement, allowing Pembina to continue collecting deemed taxes on the AOSPL operations. This issue has not affected the reporting of Pembina's revenues for any of the preceding years.

In September 2005, Pembina entered into an agreement for the construction and operation of a 56-kilometer lateral pipeline for the delivery of synthetic crude oil from a new pump station on the existing AOSPL system to a new terminalling facility located near Cheecham, Alberta (the "Cheecham Lateral"). This pipeline will have a capacity of 136,000 barrels per day and is currently estimated to cost $42.0 million to construct. Under this agreement, which is set to expire in 2032, Pembina will earn a return based on the capital invested and the recovery of operating costs. The current in-service date for this line is projected to be November 1, 2006, however it is not anticipated that it will have a material impact on Pembina's revenues until 2007.

In August 2005, Pembina announced an agreement with Canadian Natural Resources Limited ("Canadian Natural") to provide dedicated pipeline transportation service from Canadian Natural's Horizon Oil Sands Project, located seventy kilometers north of Fort McMurray, Alberta to Edmonton, Alberta. In order to provide this transportation service, Pembina will complete the twinning of the AOSPL line and construct a 73-kilometer extension to connect the Horizon Project to the AOSPL Terminal. The total cost to complete the Horizon Pipeline is currently projected to be $300.0 million. Construction activities will be initiated in 2006 and the pipeline will be fully operational and available for service by July 2008. Canadian Natural will have exclusive use of the Horizon Pipeline, and Pembina will have the exclusive right to construct further expansions of or extensions to the Horizon Pipeline. Pembina's revenue from this system will be based on a fixed return on invested capital and a full recovery of operating costs. The transportation services will continue for a minimum of twenty-five years, which commences on the in-service date.

For 2006, Pembina expects revenue from the oil sands operations to remain comparable to the 2005 level. No significant increase to the rate base for the AOSPL line is anticipated for 2006 and it is not expected that the Cheecham Lateral will have any significant impact to overall operating revenues, as it will not be in service until November 2006 at the earliest.

MIDSTREAM BUSINESS

(in millions of dollars, except where noted)	2005	2004
2005		
Terminalling, storage and hub services revenues	**$ 30.7**	$ 23.3
Operating expenses	**3.8**	3.5
Net operating income [(1)]	**26.9**	19.8
Capital expenditures	**16.4**	0.3

(1) *Refer to "Non-GAAP Measures" on page 30.*

Pembina's midstream operations consist of the 50 percent non-operated interest in the Fort Saskatchewan Ethylene Storage Limited Partnership and the terminalling, storage and hub services on certain of the Alberta conventional pipelines.

Total revenue generated by the midstream business unit in 2005 was $30.7 million, up $7.4 million from 2004. The year over year increase is due to the new midstream business activities launched in 2005.

The ethylene storage facility generates returns based on a 20-year contract, which is set to expire in June of 2023. The contract, with the two principal facility customers, provides for full operating cost recovery plus a return on invested capital. Total revenue generated by the ethylene storage facility in 2005 was up slightly from 2004, at $21.5 million and $21.1 million, respectively. Operating expenses on the ethylene storage facilities remain effectively unchanged from 2004, with $3.4 million incurred in 2005 versus $3.5 million in 2004.

Given the long-term contract on the ethylene storage facility and the stable nature of the revenue stream generated by this interest, Pembina expects the 2006 results to be very similar to 2005.

Pembina commenced operations under its new terminalling, storage and hub services division in the third quarter of 2005. Pembina entered into a Joint Venture agreement with Keyera Energy to develop terminalling, storage and hub services and to further leverage Pembina's existing infrastructure and market position on the Swan Hills system. Further to this, Pembina began similar operations on the Cremona systems in November of 2005.

A further agreement with Keyera Energy has been made to develop midstream services on the Pembina system. Pembina intends to continue to expand these midstream operations in 2006 and expects to see significant growth in this component of its operations over the next several years.

EXPENSES

General and administrative

General and administrative expenses were $16.8 million in 2005, an increase of $2.6 million compared to $14.2 million in 2004. The most significant components of this increase are salaries and benefits and office lease costs. As Pembina's asset base continues to expand, the company has faced an increasing number of operational, regulatory and compliance requirements. These increased demands have required an increase in staff levels in order to ensure sufficient resources are available. The Calgary based staff grew from 77 people at the end of 2004 to 88 at the end of 2005. In addition, record levels of oil and gas industry activity in western Canada have driven market-based increases in salaries and benefits. As a result, staffing costs have risen and appropriately trained and experienced staff are more difficult to attract and retain. The increase in office lease costs is associated with both the increased office space requirements and with the rising costs of office space in the downtown Calgary real estate market. Overall, general and administrative expenses represent 6 percent of revenues in 2005, as compared to 5 percent in 2004.

Management fees

Pembina Management Inc. ("the Manager") continues to act as the administrator for the Fund and the manager of the Fund's subsidiaries. As outlined in Note 1 to the consolidated financial statements, the compensation paid to the Manager is based on a percentage of distributed cash as well as other fees based on specific performance criteria. The management fee for 2005 was $1.2 million, which was not materially different from the fee paid in 2004. During 2004 and 2005, no other fees were paid to the Manager.

Depreciation and amortization

Depreciation and amortization expenses increased by $1.6 million, rising from $83.7 million in 2004 to $85.3 million in 2005. The primary driver behind this increase is the additional capital spending associated with the record level of development activity on the pipelines during the year. Conventional pipeline assets and facilities are depreciated on a straight line or declining balance basis at rates ranging from 3 percent to 10 percent per annum. These rates have been established to depreciate original costs over the economic or contractual life of the related assets. AOSPL assets are depreciated over the life of the long-term transportation agreement under which the system is administered. This agreement is currently set to expire at the end of 2035. The storage facility assets are amortized over the 20-year life of the storage agreement, which expires in June 2023.

Accretion on Asset Retirement Obligations

Accretion on asset retirement obligations was $1.0 million for both 2005 and 2004. These amounts are based on estimates of the operating life and the ultimate retirement expense for these assets and facilities, and the actual results may differ from these estimations. In 2005 and 2004 there were no asset retirements.

Interest expense and financial instruments

Net interest expense for 2005 was $23.9 million, effectively unchanged from the 2004 net interest expense of $24.1 million. In 2005, interest of $2.1 million relating to development projects was capitalized, whereas none was capitalized in 2004. Outstanding total debt at the end of 2005 was $464.1 million, $29.7 million higher than the 2004 closing balance. Pembina has entered into $85.0 million in principal amount of interest rate swaps on its senior debt, with an average rate of 5.86% and an average remaining term to expiration of 1.23 years. The unrealized mark to market loss on the interest rate swaps was $0.6 million at December 31, 2005. Including the interest swaps, interest rates on $358.8 million in senior secured and unsecured notes have been fixed, leaving approximately 20 percent of Pembina's outstanding debt exposed to interest rate fluctuations.

Convertible debentures

Interest on convertible debentures in 2005 was $16.6 million, compared to $19.9 million for 2004. The $3.3 million decrease is due to the conversion of a significant number of the convertible debentures into Trust Units. In 2005, $93.7 million in convertible debentures were converted into Trust Units, reducing the total principal amount outstanding, net of issues costs, from $251.7 million at December 31, 2004 to $158.0 million at December 31, 2005. Of the total amount outstanding at the end of 2005, the remaining principal balances are as follows: $126.2 million at 7.35 percent and convertible at $12.50 per unit; $23.8 million at 7.5 percent and convertible at $10.50 per unit; and, $8.0 million at 8.25 percent and convertible at $9.00 per unit. Given that the trading price of the Trust Units consistently remains above the conversion prices for the debentures, Pembina anticipates that the conversion of the debentures into Trust Units will continue throughout 2006. Furthermore, the 8.25% debentures mature on March 31, 2006, and we anticipate that all of the outstanding debentures from this issue will be converted to Trust Units on or prior to that date.

Income taxes

Because the Fund is a unit trust for income tax purposes, the Fund is only taxable on the income that is not distributed to Unitholders. Pursuant to its declaration of trust, the Fund is required to distribute all of its income to the Unitholders, subject to maintaining sufficient working capital reserves. However, the subsidiaries of the Fund are taxable entities and any income tax expenses or future income tax liabilities reported in the consolidated financial statements of the Fund are those of the subsidiaries.

As at December 31, 2005, the future income tax liabilities of the subsidiaries totaled $137.9 million. These liabilities are determined by applying future statutory income tax rates to the differences between the book values and the tax values of the capital assets. These differences arose either at the time of the initial acquisition of the assets on the establishment of the trust or on subsequent acquisitions. Upon recognition of the future income tax liability, an equivalent amount has been allocated to goodwill as the estimated depreciated replacement cost of the acquired assets approximated the value of those assets. The future income tax reduction of $29.4 million in 2005 represents the change in the difference between the book value and the tax value of the acquired assets at the future statutory income tax rates.

Pension liability

The Fund's subsidiary, Pembina Pipeline Corporation, maintains a non-contributory defined benefit pension plan (the "pension plan") covering 322 employees and 147 retirees. At the end of 2005, the pension plan carried a deficit in the amount of $11.6 million, compared to a deficit of $12.4 million at the end of 2004. At December 31, 2005, plan obligations amounted to $72.8 million, compared to plan assets of $61.1 million. During 2005, the pension plan expense was $3.4 million, compared to $3.6 million in 2004. Contributions to the pension plan totaled $13.3 million in 2005, up from 2004 contributions of $4.4 million.

The accrued pension plan asset of $8.8 million is included in Goodwill and Other and represents the net difference between the amounts expensed in the Fund's financial statements and the amount contributed to the pension plan. In 2006, the contributions to the pension plan and the pension plan expense are anticipated to be $5.0 million and $3.7 million respectively. Management anticipates a long-term return on pension plan assets of 7.0 percent and an annual increase in compensation of 4.4 percent, which are in line with current industry standards.

NET EARNINGS

Years ended December 31, 2005 and 2004 (in millions of dollars, except per Trust Unit amounts)	2005	2004
Revenues	**$ 290.5**	$ 279.1
Less: operating expenses	**102.7**	105.0
Net operating income [1]	**187.8**	174.1
Deduct/(add):		
General and administrative	**16.8**	14.2
Management fee	**1.2**	1.1
Interest on long-term debt	**23.9**	24.1
Interest on convertible debentures	**16.6**	19.9
Depreciation and amortization	**85.3**	83.7
Accretion on asset retirement obligations	**1.0**	1.0
Future income tax reduction	**(29.4)**	(33.3)
Income and capital taxes	**1.7**	2.2
Other	**0.3**	0.8
Net earnings	**$ 70.4**	$ 60.4
Net earnings per Trust Unit - basic and diluted	**$ 0.65**	$ 0.60

[1] *Refer to "Non-GAAP Measures" on page 30.*

Pembina's net earnings in 2005 were $70.4 million, an increase of $10.0 million from 2004. This increase is primarily due to increased total revenue from the conventional pipelines and the implementation of midstream operations on the Swan Hills and Cremona systems. Increased general and administrative costs from 2004 to 2005 are countered by declines in interest paid on convertible debentures over the same period due to the conversion of a significant number of these securities over the year. Future income tax recoveries are $3.9 million lower in 2005 than in 2004, as the 2004 balances included an extra reduction in future taxes outstanding due to a reduction in provincial tax rates during that year. There was no such reduction in 2005.

DISTRIBUTED CASH [1]

Years ended December 31, 2005 and 2004 (in millions of dollars, except per Trust Unit amounts)	2005	2004
Net earnings	**$ 70.4**	$ 60.4
Add/(deduct)		
Depreciation and amortization	**85.3**	83.7
Accretion on asset retirement obligations	**1.0**	1.0
Future income tax reduction	**(29.4)**	(33.3)
Maintenance capital expenditures	**(3.9)**	(1.3)
Distributable cash	**123.4**	110.5
Increase in distribution reserve	**(9.9)**	(4.3)
Distributed cash	**$ 113.5**	$ 106.2
Distributed cash per Trust Unit	**$ 1.05**	$ 1.05
Diluted distributed cash per Trust Unit	**$ 1.03**	$ 1.01

[1] *Refer to "Non-GAAP Measures" on page 30.*

2005 CASH DISTRIBUTIONS TO UNITHOLDERS

Record Date	Payment Date	Taxable Other Income	Non-Taxable Amount	Total
January 31, 2005	February 15, 2005	$ 0.07404	$ 0.01346	$ 0.0875
February 28, 2005	March 15, 2005	0.07404	0.01346	$ 0.0875
March 31, 2005	April 15, 2005	0.07404	0.01346	$ 0.0875
April 30, 2005	May 13, 2005	0.07404	0.01346	$ 0.0875
May 31, 2005	June 15, 2005	0.07404	0.01346	$ 0.0875
June 30, 2005	July 15, 2005	0.07404	0.01346	$ 0.0875
July 31, 2005	August 15, 2005	0.07404	0.01346	$ 0.0875
August 31, 2005	September 15, 2005	0.07404	0.01346	$ 0.0875
September 30, 2005	October 14, 2005	0.07404	0.01346	$ 0.0875
October 31, 2005	November 15, 2005	0.07404	0.01346	$ 0.0875
November 30, 2005	December 15, 2005	0.07404	0.01346	$ 0.0875
December 31, 2005	January 13, 2006	0.07404	0.01346	$ 0.0875
Total 2005 Cash Distributions		$ 0.88848	$ 0.16152	**$ 1.0500**

The continued growth in distributed cash reflects the growth in both Pembina's asset base and the Unitholder base. Distributed cash rose by $7.3 million, from $106.2 million in 2004 to $113.5 million in 2005, and is funded exclusively from operations. Distributed cash per Trust Unit remained constant with the prior year at $1.05 per Trust Unit. Pembina's notional distribution reserve also grew, from $5.2 million at the end of 2004 to $15.1 million at the end of 2005. Pembina maintains this notional reserve to ensure ongoing stability over economic and industry cycles and to absorb the impact of material one-time events.

Of the total distribution of $1.05 per Trust Unit declared in 2005, $0.8835 per Trust Unit, or 85 percent, is taxable "other income" and 0.1615 per Trust Unit, or 15 percent, is non-taxable. For most Unitholders the non-taxable portion is considered a return of capital, which will reduce the cost base of each Trust Unit. Pembina projects that these proportions will change in 2006, with approximately 75 percent of the total distribution per Trust Unit being taxable "other income" and the remaining 25 percent as non-taxable return of capital.

It is the Canada Revenue Agency's administrative position that for Unitholders participating in the regular distribution reinvestment plan, the five percent discount at which additional Units are acquired is considered income in the hands of the Unitholder. Further, we believe that the two percent premium earned under the premium distribution component of the Plan will continue to be taxed as income.

Following receipt of the favourable decision in the tax-related tolling dispute with the AOSPL shippers, Pembina received the approval of its Board of Directors to increase its annual distribution rate by nine percent to $1.14 per Trust Unit, effective January 2006. Strong operating results produced by Pembina's conventional assets, coupled with growth in its oil sands and midstream business units, has generated a significant and sustainable increase in cash flow that Pembina believes will support the new level of cash distribution.

On November 23, 2005, the Government of Canada ended the consultation process on the issue of the tax treatment of income trusts and other flow through entities with an announcement of a reduction in personal income taxes on dividends. The new rules will apply for eligible dividends paid beginning in 2006 and for subsequent years. These measures are intended to make the total tax paid on dividends received from corporations more comparable to the tax paid on distributions from income trusts. This measure is intended to level the playing field between corporations and income trusts and other flow-through entities.

DISTRIBUTED CASH *($ millions)*


$125
$100
$75
$50
$25
$0
01
02
03
04
05

Non-Resident Taxpayers

Current domestic tax laws require a withholding tax from distribution income to non-residents of Canada at a rate of 25 percent. The withholding rate on income may be reduced pursuant to a bilateral income tax convention between Canada and the country in which the Unitholder is resident. For U.S. residents, the withholding tax is reduced to 15 percent on trust income distributions. Such income is determined in accordance with the laws of Canada. It is important for the Unitholder to contact their broker or financial institution with regards to the amount of withholding tax that is being deducted, as it is our understanding that the withholding tax is determined by the financial institution where the units are held. Accordingly, we do not comment on the impact of relevant tax laws in various jurisdictions of residence but advise individuals to seek tax advice in this regard.

Pembina believes it should be considered a qualified foreign corporation and its distributions should be considered qualified dividends for US federal income tax purposes.

Our advice should not be interpreted as being specific tax advice and it is recommended that Unitholders or potential Unitholders consult their own legal or tax advisors as to their particular income tax consequences of holding Pembina Trust Units.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	**2005**	2004
Working capital (deficiency)	**$ (4.8)**	$ 1.7
Variable rate debt		
Bank debt	**115.8**	84.4
Senior unsecured notes	**75.0**	75.0
Variable rate debt swapped to fixed	**(85.0)**	(110.0)
Total variable rate debt outstanding *(average rate of 4.25%)*	**105.8**	49.4
Fixed rate debt		
Senior unsecured notes	**175.0**	175.0
Senior secured notes	**98.2**	100.0
Variable rate debt swapped to fixed	**85.0**	110.0
Total fixed rate debt outstanding *(average rate of 6.26%)*	**358.2**	385.0
Convertible debentures	**158.0**	251.7
Total debt and debentures outstanding	**622.1**	686.1
Unutilized debt capacity [1]	**$ 144.1**	$ 175.5

[1] *Reduced by outstanding letter of credit of $0.1 million*

The Fund's cash flow from operations was $112.4 million in 2005, compared to the $117.6 million in 2004. The change in cash flow was primarily due to increased tariffs and the commencement of midstream activities (terminalling, storage and hub services) on some of sections of the conventional pipeline systems, offset by an increase in the contribution to the pension plan.

The Fund has maintained its credit facilities at $608.2 million, similar to 2004, of which $144.1 million was unutilized at year-end. The credit facilities consist of an operating facility of $30.0 million, a revolving credit facility of $230.0 million, senior unsecured notes of $250.0 million and senior secured notes of $98.2 million. $175.0 million of the senior unsecured notes and the $98.2 million in senior secured notes are fixed rate debt. The operating and the revolving credit facilities, along with $75.0 million in unsecured notes, are floating rate debt.

The Fund has entered into $85.0 million principal amount of interest rate swaps where the Fund receives a floating rate and pays a fixed rate and this amount has been included as a component of fixed rate debt. Because of this, approximately 80 percent of Pembina's total debt is at a fixed rate. Repayments of interest and principal on Pembina bank indebtedness and senior notes ranks in priority to monthly cash distributions to be paid to Unitholders.

Pembina currently has sufficient debt capacity and operating cash flow to meet the construction and completion of the Cheecham Lateral, as well as the initial construction commitments relating to the Horizon Pipeline, without the need to obtain additional funding. However, additional funding will be obtained through increased bank facilities, private placement debt, issuance of equity or a combination thereof, to finance the ultimate completion of the Horizon Pipeline.

At December 31, 2005, the Fund had a working capital deficiency before considering long term-debt due within one year of $4.8 million. This is due to the higher level of cheques issued but uncashed that comprises bank indebtedness, that if cashed would be included in long-term debt. Management considers that the Fund has sufficient liquidity to meet its daily operational commitments and existing obligations. Principally all of the Fund's accounts receivable are with customers in the oil and gas industry and are under the terms of the Fund's shipping rules and regulations or pursuant to contracts. Balances are payable on the 25th day of the following business month. This date coincides with the date on which oil and gas companies receive payment from industry partners and customers. Furthermore, on the conventional pipeline systems, the Fund has the right to take the shipper's oil in kind to settle any outstanding receivable balance. Therefore, the risk of non-collection is considered to be extremely low.

The Fund distributes all of its net cash flow, subject to retaining an appropriate distribution reserve, financing, maintenance capital, making repayments on debt and, if applicable, funding future removal and site restoration reserves. Aggregate debt of $622.1 million at December 31, 2005 resulted in a ratio of total debt to total enterprise value of 25 percent. This compares to $686.1 million and 32 percent, respectively, at the end of the prior year.

Development capital expenditures totaled $75.5 million in 2005, an increase of $18.8 million from 2004. A significant amount of this increase is related to construction of new connections and facility upgrades on the Alberta conventional pipeline systems as well as new facilities, equipment and line fill purchases required to establish the new terminalling, storage and hub services business in Alberta. Maintenance capital expenditures for 2005 totaled $3.9 million, compared to $1.3 million in 2004, an increase of $2.6 million. A portion of the increase is due to periodic costs relating to the ethylene storage facility, the cost of which is flowed through to customers under the contract. Current significant capital expenditure commitments for 2006 include the construction of the Cheecham Lateral and work on the Horizon Pipeline, both of which should begin in 2006 (see "Contractual Obligations").

Credit rating agency ratings on Pembina Pipeline Income Fund and Pembina Pipeline Corporation were confirmed during 2005. The STA-2 (low) stability rating and "BBB high" senior secured and "BBB" senior unsecured debt rating assigned by the Dominion Bond Rating Services ("DBRS") and, the "BBB" long term corporate credit with a stable outlook, "BBB plus" senior secured and "BBB" senior unsecured debt rating by Standard and Poor's ("S&P") are current. The DBRS stability rating system measures the volatility and sustainability of distributions per Trust Unit on a rating scale STA-1 to STA-7 (STA-1 being the highest rating possible). STA-2 rated funds are considered to have very good distribution per Trust Unit stability and sustainability. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. These ratings recognize the Fund's stable asset profile and financial results, as well as the stability and sustainability of the per Trust Unit distribution.

CONTRACTUAL OBLIGATIONS

		Payments Due by Period			
($ millions)	**Total**	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Office and vehicle leases	**$ 14.5**	$ 3.0	$ 4.7	$ 3.1	$ 3.7
Long-term debt	**464.1**	8.0	207.7	15.4	233.0
Convertible debentures	**158.0**	8.0	23.8	126.2	
Total contractual obligations	**$ 636.6**	$ 19.0	$ 236.2	$ 144.7	$ 236.7

Pembina is committed to the construction and the operation of both the Cheecham Lateral and the Horizon Pipeline. In both cases, Pembina will operate the system for 25 years from the in-service date. Based on the current in service projections and subject to potential extensions to these agreements, this operational commitment for the Cheecham Lateral will expire in 2032 and in 2033 for the Horizon Pipeline.

The Cheecham Lateral, currently set to begin construction in the first quarter of 2006, is projected to cost $42.0 million and should begin operations late in the year. Definitive documents for the Cheecham Lateral were signed effective December 1, 2005.

The Horizon Pipeline, which is currently projected to cost $300.0 million, will also commence construction in 2006, with operations slated to commence in mid-2008. Formal documentation, comprised of a Construction Support Agreement and a Transportation Agreement, are expected to be executed by the end of the first quarter of 2006. The agreements may be terminated by the customer, Canadian Natural Resources Limited, prior to commencement of construction should capital or operating costs, pursuant to detailed engineering, significantly exceed current estimates. Pembina is confident such costs will be within the specified range, having recently completed a major expansion of the AOSPL system.

CRITICAL ACCOUNTING ESTIMATES

Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the Fund. Readers are referred to Note 2 of the audited consolidated financial statements as at and for the year ended December 31, 2005 for a description of the Fund's significant accounting policies. The following discussion outlines certain items for which critical estimates must be made in preparing those statements.

Depreciation

Pipeline assets and facilities are generally depreciated using the declining balance method at rates ranging from three percent to ten percent per annum. The AOSPL and ethylene storage assets are depreciated using the straight-line method at rates ranging from three to five percent. These rates have been established to depreciate the original asset and facility costs over the economic lives or contractual duration of the related assets. Estimates of the economic life of various pipeline systems have been based on projecting future throughputs using historic oil and gas production decline rates and throughputs. Management has assumed that these historical trends will continue and that the increased tolls required to offset these decline rates will also remain competitive. However, the actual useful life of the assets may differ from management's original estimate due to higher decline rates, non-competitive tolls and customer requirements. A resultant change in depreciation expense would have a corresponding effect on the net earnings of the Fund.

Goodwill

Goodwill, which represents the estimated tax costs related to the difference between the fair value and the tax base of acquired assets, is assessed by the Fund for impairment at least annually. Management estimates the fair value of these assets by discounting the projected future cash flows generated by these assets using the Fund's weighted average cost of capital. If it is determined that the fair value of the future cash flows is less than the book value of the assets at the time of the assessment, an impairment amount would be determined by deducting the fair value of the cash flows from the book values and applying it against the book balance of goodwill. To date, there has been no impairment of these goodwill values.

Asset Retirement Obligations

Management recognizes the fair value of an estimated asset retirement obligation in the period in which it is incurred, when an estimate can reasonably be made and industry practice or regulation requires removal of the asset upon retirement. The estimated fair value is recorded as a long-term liability with a corresponding increase in the carrying value of the property, plant and equipment. The liability is accumulated over time through charges to period earnings and is reduced by the actual costs incurred upon settlement. Any difference between the actual cost incurred upon settlement and the recorded liability is recognized as a gain or loss in the Fund's earnings.

Asset Impairment

Management regularly reviews property, plant, equipment and other intangibles to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. Impairment is generally considered to have occurred when the fair value of the future cash flows that are to be generated by an asset are less than the carrying value of that asset. If impairment has occurred, an impairment charge to earnings is recognized in the amount that the carrying value of the asset exceeds its fair value.

Pensions and other Post Retirement Benefits

The Fund accrues for its obligations under its employee pension plan and the related costs, net of pension plan assets. The costs of the pension plan and other retirement benefits is actuarially determined using the projected benefit method based on the length of service and reflects management's best estimate of expected pension plan investment performance, salary escalation and retirement ages of employees. The return on the pension plan assets is based on the fair value of those assets. The obligation is discounted using a market interest rate at the beginning of the year on high quality corporate debt instruments. The pension expense includes the costs of pension benefits earned during the current year, the interest cost on pension obligations, the return on pension plan assets, the amortization of the net transitional obligation, the amortization of adjustments arising from pension plan amendments and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets. The amortization period covers the expected average remaining service lives of employees covered by the pension plan. The actual costs and projections may differ from management's estimates and any change would have a corresponding effect in the net earnings of the Fund.

CHANGES IN ACCOUNTING PRINCIPLES AND PRACTICES

There were no changes in Pembina's principles or practices that affected the disclosure of or the accounting for its operations for the year ended December 31, 2005. Furthermore, Pembina does not anticipate any change in its accounting principles or practices for the upcoming year.

TRUST UNIT INFORMATION

	March 1, 2006	December 31, 2005	December 31, 2004
Trading volume and value *(in thousands of dollars, except where noted)*			
Total volume *(Trust Units)*	**10,016,165**	**57,295,154**	49,178,044
Average daily volume	**238,480**	**227,362**	195,930
Value traded	**$ 168,051**	**$ 827,360**	$ 610,125
Trust Units outstanding at year end *(Trust Units)*	**117,991,407**	**113,897,002**	102,933,221
Year end unit trading price *($/Unit)*	**$ 18.51**	**$ 15.95**	$ 13.65
Market value *(at December 31)*			
Trust Units	**$ 2,184,013**	**$ 1,816,657**	$ 1,405,035
8.25% convertible debentures [2]	**13,548**	**14,336**	17,611
7.50% convertible debentures [3]	**39,095**	**37,308**	41,577
7.35% convertible debentures [4]	**138,683**	**167,884**	236,159
Market capitalization	**2,375,339**	**2,036,185**	1,700,382
Senior debt	**473,000**	**463,600**	434,388
Total enterprise value	**$ 2,848,339**	**$ 2,499,785**	$ 2,134,770

[1] *Based on the 42 trading days from January 1 to March 1, 2006 inclusive.*

[2] *$8.3 million principal amount of 8.25% convertible debentures outstanding at a market price of $172.21 at December 31, 2005.*

[3] *$24.6 million principal amount of 7.50% convertible debentures outstanding at a market price of $151.50 at December 31, 2005.*

[4] *$131.8 million principal amount of 7.35% convertible debentures outstanding at a market price of $127.35 at December 31, 2005.*

The Fund's Trust Units, along with each of the three series of convertible debentures, are publicly traded on the Toronto Stock Exchange. The total market value of the Fund's outstanding securities was $2.0 billion at December 31, 2005. Issued and outstanding Trust Units of the Fund rose to 113.9 million by the end of 2005, an increase of 11.0 million from 2004. During 2005, 8.0 million Trust Units were issued through debenture conversions, 2.3 million Trust Units were issued under the Premium DRIP (which is described below) and 0.7 million were issued upon the exercise of Trust Unit options. Pembina's ratio of total debt to total enterprise value declined from 32 percent at the end of 2004 to 25 percent as at December 31, 2005. Management remains satisfied that the leverage currently employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Pembina's Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan ("Premium DRIP Plan") raised $31.3 million in 2005, compared to $29.8 million in 2004. Since its launch in 2003, the plan has attracted strong Unitholder interest and has raised $90.1 million. The Fund views the Premium DRIP Plan as a dependable, cost effective source of incremental financing, and uses the proceeds to fund its capital program. Premium DRIP Plan participation may be limited to ensure that the dilutive impact of the Units issued is minimized. The 7.4 million Trust Units issued through the Premium DRIP Plan since the Plan's inception represent less than 6.5 percent of the total issued and outstanding units at the end of the year. In 2006, Pembina has the potential to raise $50.0 million based upon current participation levels of the Premium DRIP plan, but will maintain the flexibility to alter this target, dependent on the actual participation and capital funding requirements during the year.

RISK FACTORS

Following is a summary of the primary risk factors identified by management that could potentially have a material impact on the financial results and operations of the Fund. For a full discussion of these and other risk factors affecting the business and operation of the Fund and its operating subsidiaries, readers are referred to the Fund's Annual Information Form, an electronic copy of which is available through the internet on Pembina's website at **www.pembina.com** or on the Fund's SEDAR profile at **www.sedar.com**.

Distributions

The Fund has announced its distribution objective for 2006 of $1.14 per Trust Unit, an approximately 9 percent increase over the 2005 annual distribution. Management believes that continued strong operating results produced by Pembina's conventional assets, coupled with growth in its oil sands and midstream business units, will continue to generate significant and sustainable cash flow that will support the new level of cash distribution. However, there can be no assurance that this level of distribution will be achieved. The actual amount of distributions paid to Unitholders will depend upon numerous factors including, but not limited to, operating cash flow, general and administrative costs, debt repayment and service costs, taxes, capital expenditures, reclamation reserves - if any, and working capital requirements. Payments by Pembina, the principal operating subsidiary, to the Fund may be delayed or reduced by restrictions imposed by lenders, disruptions in services or the ability of Pembina, under certain circumstances, to delay interest payments on its senior secured notes for up to twelve months.

ANNUAL VALUE TRADED AND AVERAGE DAILY TRADING VOLUME


Annual Value Traded ($ millions)
Average Daily Volume (thousands of Units)
$800
$700
$600
$500
$400
$300
$200
$100
$0
230
210
180
150
120
90
60
30
0
98*
99
00
01
02
03
04
05

* PIF.UN commenced trading as a fully paid trust unit on October 23, 1998.

Debt Service

At the end of 2005, Pembina had exposure to floating interest rates on $105.8 million in bank debt. A 0.25 percent change in short-term interest rates would have an annualized impact of $0.3 million on net cash flows. Variations in interest rates and scheduled principal repayments, if required under the terms of the banking agreements as described in Note 6 to the Fund's 2005 financial statements, could result in significant changes in the amounts required to be applied to debt service before payment of any amounts by the operating subsidiaries to the Fund. Certain covenants in the agreements with the lenders may also limit payments by the operating subsidiaries to the Fund. Although it is believed that the existing credit facilities are sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Pembina or that additional funds can be obtained. Holders of the Pembina senior secured notes have been provided with security over substantially all of the assets of Pembina. If Pembina becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, the lenders will rank senior to the fund in respect of payments made by the operating subsidiaries on securities or unsecured promissory notes that are held by the Fund. As a result, cash distributions from the Fund to Unitholders would be adversely affected by such circumstances.

Capital Resources
Future expansions of the pipeline assets (such as the Horizon and Cheecham pipelines), acquisitions and other capital expenditures will be financed from sources such as cash generated from operations, borrowing or issuance of additional Trust Units or other securities of the Fund or Pembina. There can be no assurance that sufficient capital will be available on terms that would be considered as acceptable to the Fund to support these expansions or other required capital expenditures. Should external sources of capital become limited or unavailable, Pembina's ability to make the necessary or desirable capital expenditures could be severely restricted. To the extent Pembina is required to use cash flow to finance capital expenditures the level of cash distributed to Unitholders could be reduced.

Reserve Replacement and Throughput
Tariff revenues are based upon a variety of tolling arrangements, including "deliver or pay" contracts, costs of service arrangements and market-based tolls. As a result, certain tariff revenues are heavily dependent upon throughput levels. Future throughput on Pembina's crude oil and NGL pipelines and replacement of oil and gas reserves in service areas will be dependent upon the success of producers operating in those areas exploiting their existing reserve bases as well as exploring for and developing additional reserves. Without reserve additions or expansion of the service areas, throughput on the pipelines will decline over time as reserves are depleted. In addition, as reserves are depleted or if the product prices for crude oil, condensate and natural gas liquids (NGLs) decline, production costs may increase relative to the remaining value of the reserves in place, causing producers to shut-in production, seek out lower cost alternatives for transportation to market or pressure Pembina to reduce the effective tariffs.

The oil and natural gas price volatility that the industry has experienced over the past number of years is due to supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas producing regions, not necessarily located in western Canada, all of which are beyond the Fund's control.

Environmental Costs and Liabilities
Pembina is subject to Canadian Federal and Alberta and British Columbia Provincial laws and regulations relating to environmental protection and operational safety. While Pembina believes that the current operation of its pipeline systems is in compliance with all applicable environmental and safety regulations, there can be no assurance that substantial costs or liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulation and enforcement or claims for damages to persons or property resulting from Pembina's operations, could result in significant costs and liabilities to Pembina. If Pembina were not able to recover the resulting costs through insurance or tariffs, cash flow available to make cash distributions to Unitholders or to service obligations under the convertible debentures would be adversely affected. While Pembina maintains insurance in respect of damage caused by seepage or pollution in an amount it considers prudent and in accordance with industry standards, certain provisions of this insurance may limit its availability in respect of certain occurrences unless they are discovered within fixed timed periods. These periods can range from 72 hours to seven days. If Pembina is unaware of or is unable to locate the problem within the relevant time period insurance coverage may not be available. However, Pembina is of the opinion that it has adequate leak detection systems in place to detect and monitor a significant spill of product.

Competition to the Pipeline Operations

Pembina competes with other pipelines in its service areas as well as other transporters of crude oil and NGLs. The introduction of competing transportation alternatives into Pembina's service areas could potentially have the impact of limiting Pembina's ability to adjust tolls as it may deem necessary. Additionally, potential pricing differentials on the components of NGLs may result in these components being transported by competing gas pipelines. Pembina believes that it is prepared for and is determined to meet these existing and potential competitive pressures.

Regulation

Legislation in Alberta and British Columbia exists to ensure that producers have fair and reasonable opportunities to produce, transport, process and market their reserves. In Alberta and British Columbia, the Alberta Energy and Utilities Board and the British Columbia Utility Commission respectively, may, upon application and following a hearing (and in Alberta with the approval of the Lieutenant Governor in counsel), declare the operator of a pipeline a common carrier of oil or natural gas and, as well, must not discriminate between producers who seek access to the pipeline. Producers and shippers may also apply to the regulatory authorities for a review of tariffs if they prove the tariffs are not just and reasonable. Applications by producers to have a pipeline operator declared a common carrier are usually accompanied with an application to have tariffs set by the regulatory authorities. The extent to which regulatory authorities in such instances can override existing transportation or processing contracts has not been fully decided. The potential for direct regulation of tolls, other than for the provincially regulated BC gathering pipelines, while considered remote, could result in toll levels that are not considered fair and reasonable by Pembina and could impair the economic operation of such regulated pipeline systems.

Pipeline Abandonment Costs

Pembina is responsible for compliance with all applicable laws and regulations regarding the abandonment of its pipeline assets at the end of their economic life, and such abandonment costs may be substantial. The proceeds of the disposition of certain assets associated with Pembina's pipeline systems including, in respect of certain pipeline systems, linefill would be available to offset abandonment costs. However, it is not possible to definitively predict abandonment costs since they will be a function of regulatory requirements at the time and the value of Pembina's assets, including linefill, may then be more or less than the abandonment costs. Pembina may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund one or more reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available for distribution to Unitholders and to service obligations under the Convertible Debentures.

Operational Hazards

Pembina's operations will be subject to the customary hazards of the pipeline transportation business. The operations of Pembina's pipelines could be disrupted by natural disasters or other events beyond Pembina's control. A casualty occurrence could result in the loss of equipment or life as well as injury and property damage. Pembina carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences.

Credit Risk

Pembina is subject to credit risk arising out of both its pipeline and midstream operations. A majority of Pembina's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. Historically, Pembina has collected its accounts receivable in full. However, it maintains lien rights on the oil and NGLs that are in Pembina's custody during the transportation of such products on the pipeline as well as the right of offset for single shipper operations. It also actively reviews credit worthiness of all new shippers on its systems and regularly reviews the credit status of current shippers.

Pricing

Terminalling, storage and hub services are dependent upon the ability of Pembina to take advantage of pricing differentials for various qualitative factors in the crude oil and NGL streams. These differentials are based primarily on product density and sulphur content and are subject to normal market forces. Pembina actively monitors the market conditions and the stream content and quality to ensure that it is not subject to undue risk or exposure should there be a significant change in either price or quality factors.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2005				2004			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	**$ 77,644**	**$ 73,100**	**$ 70,120**	**$ 69,658**	$ 71,840	$ 70,974	$ 67,283	$ 69,026
Operating expenses	**28,520**	**24,480**	**24,763**	**24,973**	25,279	25,481	27,727	26,541
EBITDA [1]	**45,027**	**44,558**	**40,207**	**39,738**	42,490	40,694	36,386	38,342
Net earnings	**21,705**	**19,778**	**14,373**	**14,553**	15,374	15,112	11,336	18,601
Net earnings per Trust Unit *($/Unit)*								
Basic and diluted	**0.19**	**0.18**	**0.14**	**0.14**	0.15	0.15	0.11	0.19
Distributed cash [1]	**29,667**	**29,099**	**27,474**	**27,242**	26,939	26,645	26,420	26,188
Distributed cash per Trust Unit [1]								
Basic	**0.2625**	**0.2625**	**0.2625**	**0.2625**	0.2625	0.2625	0.2625	0.2625
Diluted	**0.2542**	**0.2625**	**0.2558**	**0.2554**	0.2550	0.2533	0.2543	0.2543
Trust Units outstanding *(Thousands)*								
Weighted average *(Basic)*	**113,019**	**110,845**	**104,659**	**103,776**	102,622	101,502	100,647	99,764
Weighted Average *(Diluted)*	**127,445**	**126,427**	**126,003**	**125,376**	125,236	124,360	123,541	122,688
End of Period	**113,897**	**111,938**	**104,949**	**104,127**	102,933	101,874	100,902	100,115

[1] *Refer to "Non GAAP measures" on page 30.*

Pembina's stable operations typically produce limited variability in quarterly results. However, continued growth in Pembina's underlying asset base has generally resulted in increased revenues, expenses and cash flows over the last eight quarters. Variations in this trend result from one-time events and expected seasonal factors which impact oil and gas production, occurring most frequently during the second quarter of each year.

FOURTH QUARTER RESULTS

For specific information regarding the Fund's financial and operational results for the fourth quarter of 2005, readers are directed to the Fund's Interim Report for the fourth quarter of 2005, an electronic copy of which is available on Pembina's website at **www.pembina.com** and on the Fund's SEDAR profile at **www.sedar.com**.